Form 20-F
period 2023-12-31
SunCar Technology Group Inc.
filed 2024-04-29
CIK 1936804

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2023: 40,076,493 Class A Ordinary Shares and 49,628,565 Class B Ordinary Shares.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Report may include, for example, statements about:

●	the Company’s plans to expand its customers base with market trends;

●	the Company’s work to provide digitalized, online services under the electrification of the vehicles, and population of new energy vehicles;

●	the Company’s coordinating with multiple insurance companies, and designing of new insurance plans for new energy vehicles drivers which will be sold exclusively through the Company;

●	the Company’s increasing monetization of the management tech it provides for small business partners;

●	the Company’s future financial performance, including any expansion plans and opportunities;

●	the Company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors;

●	changes in the Company’s strategy, future operations, financial position, estimated revenue and losses, projected costs, prospects and plans;

●	the implementation, market acceptance and success of the Company’s business model;

●	the Company’s expectations surrounding the growth of its digital platform as a part of its revenues;

●	the Company’s expectations surrounding the insurance it will maintain going forward;

●	the Company’s ability to utilize the “controlled company” exemption under the rules of Nasdaq; and

●	the Company’s ability to maintain the listing of its Class A Ordinary Shares or Warrants on Nasdaq.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the ability of the Company to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

●	future exchange and interest rates;

●	the significant uncertainties related to the COVID-19 pandemic;

●	the Company is highly dependent on the services of its executive officers;

●	the Company may experience difficulties in managing its growth and expanding its operations;

●	the outcome of any legal proceedings that may be instituted against the Company or others in connection with the Business Combination and the related transactions;

●	the Company may face risks and uncertainties associated with laws and regulations within the People’s Republic of China, which may have a material adverse effect on its business;

●	the Company’s auto services (automobile after-sales services) business and auto eInsurance (digitalized insurance intermediation) business largely depend on relationships with customers;

●	the Company relies on our auto service providers and external referral sources to operate its business, therefore relationships with its service providers are crucial to its business;

●	the Company is subject to customer concentration risk;

●	the Company is subject to credit risks from its customers;

●	the Company’s negative net operating cash flows in the past may expose it to certain liquidity risks and could constrain operational flexibility; and

●	any significant disruption in services on the Company’s apps, websites or computer systems.

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

DEFINED TERMS

In this Report, unless otherwise stated, references to:

“ASGL” are to Auto Services Group Limited, a Cayman Islands exempted company;

“Business Combination” or “Mergers” are to the mergers contemplated under the Merger Agreement;

“China” or “PRC” are to the People’s Republic of China;

“Class A Ordinary Shares” are to the Class A ordinary shares of the Company, each having a nominal value in U.S. dollars of $0.0001 per share;

“Class B Ordinary Shares” are to the Class B ordinary shares of the Company, each having a nominal value in U.S. dollars of $0.0001 per share;

“Closing” are to the consummation of the Business Combination;

“Closing Date” are to May 17, 2023;

“Company”, “SunCar”, “we,” “our” or “us” are to SunCar Technology Group Inc., a Cayman Islands exempted company;

“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

“Merger Agreement” are to the agreement and plan of merger among SunCar, Goldenbridge, Merger Sub, and certain other parties;

“Merger Sub” are to SunCar Technology Global Inc., a Cayman Islands exempted company and a direct wholly owned subsidiary of SunCar;

“Nasdaq” are to the Nasdaq Capital Market;

“Ordinary Shares” are to the Class A Ordinary Shares together with the Class B Ordinary Shares;

“PRC Operating Entities” are to Anqi Technology (Zhejiang) Co., Ltd (“Anqi Technology”) and its subsidiary, Shanghai Xuanbei Automobile Service Co., Limited (“Shanghai Xuanbei”), Shanghai Chengle Network Technology Co., Limited, Shanghai Qianjing Automobile Service Co., Limited, Shanghai Louduo Technology Co., Limited, Jingning Jiashan Automobile Technology Co., Limited, Beijing Beisheng United Insurance Agency Co., Ltd, Chengdu Shengda Insurance Agency Co., Ltd, Nanjing Xinda New Insurance Agency Co., Ltd, Shanghai Anite insurance Agency Co., Ltd, Shanghai Shengshi Dalian Automobile Service Co., Ltd (“Shengda Automobile”), Shengshi Dalian Insurance Agency Co., Ltd. (“SUNCAR Online”), Shanghai Feiyou Trading Co., Limited (“Shanghai Feiyou”);

“Private Warrants” are to warrants to purchase our Class A Ordinary Shares, with each Private Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share, originally issued in a private placement by GBRG in connection with the initial public offering of GBRG.

“Public Warrants” are to warrants to purchase our Class A Ordinary Shares, with each Public Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share, originally issued in the initial public offering of GBRG.

“RMB” or “Renminbi” are to the legal currency of the PRC;

“SEC” are to the U.S. Securities and Exchange Commission;

“U.S. Dollars,” “$,” or “US$” are to the legal currency of the United States;

“U.S. GAAP” or “GAAP” are to accounting principles generally accepted in the United States; and

“Warrants” are to, collectively, the Public Warrants and the Private Warrants.

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

Name	Age (1)	Position	Date of Election or Appointment
Zaichang Ye	54	Chairman, Director and Chief Executive Officer	May 17, 2023
Bohong Du	53	Director and Chief Financial Officer	May 17, 2023
Zhunfu Lei	46	Chief Technology Officer and Chief Operating Officer	May 17, 2023
Tianshi Yang	34	Chief Strategy Officer	January 25, 2024
Saiye Gu	51	Vice President	May 17, 2023
Yizhi Qian	45	Vice President	May 17, 2023
Haidong Zhang (2)(3)(4)	45	Independent Director	May 17, 2023
Lin Bao (2)(3)	50	Independent Director	May 17, 2023
Yongsheng Liu (2)	54	Independent Director	May 17, 2023

(1)	As of the date of this report.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Nominating and Corporate Governance Committee.

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

Mr. Tianshi Yang serves as Chief Strategy Officer of the Company since January 25, 2024. He has more than 12 years of experience in finance, and investment in China, Hong Kong, and the U.S. as well as management experiences in three Nasdaq listed companies and a public company listed in the Stock Exchange of Hong Kong. From June 2021 to September 2023, Mr. Yang has served as the chief financial officer of TD Holdings, Inc. (NASDAQ: GLG), currently BAIYU Holdings, Inc. (NASDAQ: BYU), a company engaged in commodity trading business and supply chain service business in China. From March 2020 to May 2021, Mr. Yang served as the director of investor relation in Aesthetic Medical International Holdings Group Limited (NASDAQ: AIH), a company that provides aesthetic medical service. From January 2019 to February 2020, Mr. Yang served as the financial department director of Meten International Education Group Ltd. (NASDAQ: METX), an English language training service provider. From May 2016 to October 2018, Mr. Yang served as the investment director of China First Capital Group (HKEX: 01269), an educational investment company. Mr. Yang has also served as an Auditor at Ernst & Young from September 2011 to September 2013. Mr. Yang earned his Bachelor’s degree of Economics from Tianjin University of Finance and Economics in China in June 2011 and a Master’s degree of Finance from Brandeis University in Boston, U.S. in February 2016.

Ms. Saiye Gu serves as a Vice President of SunCar. She joined SunCar as a Director on March 23, 2014. She is primarily responsible for the overall operations of our Group’s auto eInsurance division. She was the legal representative, a director and a manager of Shengshi Dalian Automobile from April 2016 to December 2016. She has been the legal representative and a director of Shanghai Xuanbei Automobile Service Co., Ltd. since April 2018. Ms. Gu has nearly 20 years of experience in corporate and business management. Prior to joining our Group, Ms. Gu served as a secretary of the general manager at China Electronics Import and Export Ningbo Branch from July 1993 to September 1995. She served as a responsible editor of Shanghai Wanshitong Economic Information Service Co., Ltd. from January 1996 to September 2002. She served as an assistant to the general manager for Shanghai Jiamei Information Advertisement Co. from January 2004 to December 2006. Ms. Gu was a vice president of Lianming Advertising from January 2007 to February 2008. She served as a vice president of Shengda Group from February 2008 to March 2014. Ms. Gu obtained a college degree in humanities from the University of Electronic Science and Technology of China in July 1993. Ms. Gu obtained a master’s degree in business administration from Fudan University in China in December 2012.

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

Board Diversity Matrix (As of December 31, 2023)
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

On June 7, 2023, the Company decided to dismiss Marcum Asia CPAs LLP. On June 8, 2023, Enrome LLP was appointed as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2021, 2022 and 2023.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents SunCar’s summary consolidated statements of operations data for the years ended December 31, 2021, 2022 and 2023.

	For the year Ended December 31,
	2021	2022	2023
Revenues
Auto service	$187,880	$199,294	$214,979
Auto eInsurance service	56,766	67,640	118,109
Technology service	4,589	15,479	30,658
Total revenues	249,235	282,413	363,746

Operating cost and expenses
Integrated service cost	(156,852)	(166,793)	(209,553)
Promotional service expenses	(55,222)	(65,500)	(112,504)
Selling expenses	(12,731)	(16,477)	(20,578)
General and administrative expenses	(10,420)	(37,742)	(22,462)
Research and development expenses	(3,651)	(8,478)	(14,111)
Total operating costs and expenses	(238,876)	(294,990)	(379,208)

Operating profit/(loss)	10,359	(12,577)	(15,462)

Other income/(expenses)
Financial expenses, net	(3,045)	(3,659)	(4,435)
Investment income	759	441	518
Change of fair value of warrant liabilities			(629)
Other income, net	2,457	5,121	5,001
Total other income, net	171	1,903	455

Income/(loss) before income tax expense	10,530	(10,674)	(15,007)
Income tax expense	(938)	(231)	(2,572)
Income/(Loss) from continuing operations, net of tax	9,592	(10,905)	(17,579)

Discontinued operations:
Net loss from the operations of the discontinued operations, net of tax	(27,682)	(994)	-

Net loss	$(18,090)	(11,899)	$(17,579)

The following table presents SunCar’s summary consolidated balance sheet data as of December 31, 2022 and 2023.

	As of December 31,
	2022	2023
	(In USD thousands)
Total assets	$191,968	$223,235
Total liabilities	$155,192	$155,245
Total shareholders’ (deficit) equity	$(5,284)	$16,078
Non-controlling interests	$42,060	$51,912
Total equity	$36,776	$67,990

The following table presents SunCar’s summary consolidated cash flow data for the years ended December 31, 2021, 2022 and 2023.

	For the years ended December 31,
	2021	2022	2023
	(In USD thousands)
Net cash used in operating activities of continuing operations	$(19,105)	$(16,092)	$(27,651)
Net cash (used in) provided by investing activities of continuing operations	$(20,091)	$(5,402)	$(2,394)
Net cash (used in) provided by financing activities of continuing operations	$(1,185)	$10,636	$40,434

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company as of December 31, 2023.

As of December 31, 2023
Cash and cash equivalents	$30,854
Short-term borrowings	83,029
Amounts due to related parties	34,439
Total shareholders’ equity	16,078
Non-controlling interests	51,912
Total capitalization	$185,458

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

Summary of Risk Factors

General Risks Related to SunCar’s Business

●	Our auto services business and auto eInsurance business largely depend on our relationships with our customers. See Risk Factor - Our auto services business and auto eInsurance business largely depend on our relationships with our customers. If we cannot maintain good relationships or provide satisfactory services to them, we may lose some of our business.

●	We rely on our auto service providers and external referral sources to operate our business, therefore our relationships with our service providers are crucial to our business. See Risk Factor - We rely on our auto service providers and external referral sources to operate our business, therefore our relationships with our service providers are crucial to our business. Failure to establish and maintain stable relationships with them and other supply chain disruptions may adversely affect our results of operations and business prospects.

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

●

Misconduct of the external referral sources we engaged to promote our auto eInsurance services is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigation costs.

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

We commenced our auto eInsurance business in May 2007 and launched our auto services business in June 2013, both through our operating entities in China. Our revenue and net profit increased continually. For the years ended December 31, 2021, 2022 and 2023, we generated revenue from continuing operations of $249.2 million, $282.4 million and $363.7 million, respectively. For the same periods, our net profit from continuing operations was $9.6 million, and net loss from continuing operations of $10.9 million and $17.6 million, representing a net profit margin from continuing operations of 3.85% and net loss margin from continuing operation of 3.86% and 4.83% in the respective periods. Our net losses were $18.1 million, $11.9 million and $17.6 million for the years ended December 31, 2021, 2022 and 2023,   respectively. Due to the stringent regulations for the financial leasing industry and sluggish economic environment especially impacted by COVID-19, payments receivable from lessees were severely overdue. Accordingly, we made significant bad debt provision. In addition, fixed and required basis costs and expenses, including fund cost, personnel expenditure, rental expense and other expense to maintain normal operating activities were stable, and hence, the financial business line was under performance. For the purpose of concentrating on our remaining major business lines, we disposed the financial leasing business line as of March 1, 2022.

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

We are a company working as an intermediary in auto services and insurance. Therefore, we depend on our auto service providers and insurance companies partners to provide services to our clients and customers. Our success depends on our ability to, among other things, develop and maintain relationships with our existing business partners and attract new business partners.

Our auto services business and auto eInsurance business largely depend on our relationships with our customers. If we cannot maintain good relationships or provide satisfactory services to them, we may lose some of our business.

For our auto services business, our enterprise clients are our clients, mainly consisting of banks, insurance companies and other large corporations. We secure service contracts with a substantial number of our enterprise clients through a bidding or centralized procurement process. These contracts generally have a term of one or two years which, upon expiry, we are typically subject to a new round of bidding or centralized procurement process to be awarded a renewed contract. We cannot assure you that we will always be invited to participate in the bidding or procurement process of our existing customers upon expiry of our existing contract terms or potential customers that we strive to establish business relationship with, or that we would be able to succeed in the bidding or procurement processes or maintain comparable success rates in the future. Furthermore, our cooperation with our enterprise clients is subject to their annual budget constraints, which could indirectly affect the growth of our auto services business.

For our auto eInsurance business, we provide agency services for major insurance companies in China by distributing primarily auto eInsurance products underwritten by them, and receive commissions from these insurance companies. Our relationships with these insurance companies are governed by agreements between the insurance companies and us. These contracts generally provide, among other things, the scope of our authority and our commission rates, and typically have a term of one or three years. Certain of these contracts can also be terminated by the insurance companies with a relatively short notice under certain circumstances. There is no assurance that we would be able to renew any such contracts upon their expiry with terms that are comparable to or better than the existing ones, if at all. Any interruption to or discontinuation of our relationships with these insurance companies may severely and negatively impact our results of operations.

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

We rely on our auto service providers and external referral sources to operate our business, therefore our relationships with our service providers are crucial to our business. Failure to establish and maintain cordial relationships with them and other supply chain disruptions may adversely affect our results of operations and business prospects.

For our auto services business, we rely on our auto service providers to deliver a variety of automobile-related services to customers of our enterprise clients. Accordingly, our relationships with the auto service providers and their quality of service are crucial for us to continue our business growth and promote our brand and reputation among our customers. If our relationships with them deteriorate, our business, financial condition and results of operations may be materially and adversely affected. Similarly, failure of our auto service providers to deliver services of satisfactory quality may cause our clients to stop using our services, which could adversely affect our revenue or even jeopardize the business relationship with our customers.

For our auto eInsurance business, we collaborate with various external referral sources to expedite our market penetration and broaden our end consumer base. Our external referral sources are our service providers in the auto eInsurance business. Failure to establish and maintain cordial relationships with our external referral sources may materially and adversely affect our ability to expand our business scale and geographical coverage, which in turn could adversely affect our results of operations and business prospects.

In addition, our contracts with our clients and service providers are typically on a non-exclusive basis, and they may choose to cooperate with our competitors or offer competing services themselves. For example, there is an increasing trend that major insurance companies build their own Internet or mobile channels and strengthen their in-house capabilities to distribute their insurance products, as well as establishing their own auto eInsurance arms. Our auto service providers may also choose to work with our competitors or other service platforms, which may offer better terms or bring upon more business volume to them. In any event, there is no assurance that we will be able to continuously maintain positive relationships with our business partners, or continue to work with them on terms favorable to us, or at all. If any of the foregoing occurs, our business growth, results of operations and financial condition will be adversely affected.

Moreover, our auto service providers depend upon frequent use of auto parts, products, and supplies to perform the services they provide for us. Shortages or interruptions in the supply chain caused by unexpected demand, problems in production or distribution, acts of terrorism, financial or other difficulties of suppliers, labor issues, inclement weather, natural disasters such as floods, drought and hurricanes, outbreak of armed conflicts or disease, such as COVID-19, or other conditions could adversely affect the availability, quality and cost of supplies for such products, which could materially and adversely affect the businesses of our auto service providers and us. Recent global supply chain disruptions have had minimal direct impacts on our operations, because our business is digitalized and require very little continuous supply of physical materials. Moreover, the labor supply of our auto service providers have been affected only minimally, since we source these providers in China locally, close to the locations of our clients service requests. For examples, Russia, Ukraine, and the United States have no nexus to our supply chains, so events happening in these locations have minimal effect on our supply chain management or risks.

Global inflationary pressures could negatively impact our results of operations and cash flows.

We face two types of possible inflationary pressures: a general pressure from inflation-related economic slowdown, and a specific pressure from inflation of the prices of fuel. First, inflation could slow down the global economy and the economic activity in China in particular, and thus decrease the over amount of automobile usage in China which would impact our business. So far, this risk has not been realized, and we see automobile usage in China continue to steadily grow. Second, since the 2022 inflation episode was triggered by the conflict in Ukraine and the resulting increase in fossil fuel prices, it particularly impacts the automobile industry which still mainly relies on fossil fuel to power the vehicles. Thus, the automotive and related industries, including insurance and auto service industries where we operate, would face increased cost of operation even more significant than the global economy as a whole, drive by the increase in fuel prices. Our efforts in developing our NEV (new energy vehicles) business line may not be able to completely offset this risk, since NEV is still a minority portion of the entire automotive industry.

Increases in labor costs and employee benefits may adversely affect our business and profitability.

Labor costs in China have risen in recent years as a result of social and economic development including the increasing inflation. Average wages in China are expected to continue increasing. We may also need to increase our total compensation packages to attract and retain experienced personnel to achieve our business objectives. In addition, we are required by the PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, and insurance, to designated government authorities for the benefits of our employees. We may be determined by the relevant government authorities to have failed to make adequate payments to the statutory employee benefits, due to the inconsistent implementation or interpretation of the PRC laws and regulations by local authorities or our lack of understanding of the relevant PRC laws and regulations. As a result, we may be subject to late payment fees or other penalties. As of the date of this Report, our PRC Operating Entities have not been materially impacted, in part because our labor suppliers, the auto service providers, are highly fragmented and not coordinated as US-style labor unions do not exist in the PRC. However, we expect that our labor costs, including wages and employee benefits, will continue to increase. Our financial condition and results of operations may be adversely affected as a result of any material increase in our labor costs.

We are subject to customer concentration risk. Our growth and revenue could be materially and adversely affected if we lose any significant customer, or if any significant customer fails to cooperate with us at anticipated levels.

For the year 2023, there was three customer who accounted for more than 10% of our revenue for a total of 48%, and four customers each accounting for more than 10% of our accounts receivables for a total of 50%. For the year 2022, we had two customers each accounting for more than 10% of our revenue for a total of 26%, and four customers each accounting for more than 10% of our accounts receivables for a total of 70%. For the year of 2021, we had one customer accounting for more than 15% of our revenue, and three customers each accounting for more than 10% of our accounts receivables for a total of 46%.

There are a number of factors, other than our performance, that could cause loss of, or decrease in the volume of business from, a customer. Despite our moderate and decreasing customer concentration and our record of maintaining customer loyalty, our top customers, especially the insurance companies, are large state-owned enterprises, who may enjoy significant bargaining power over us, and who may be difficult for us to replace if we lose them. We cannot assure you that we will continue to maintain the business cooperation with these customers at the same level, or at all. The loss of business from any of these significant customers, or any downward adjustment of the commission rates paid to us, could materially adversely affect our revenue and profit. Furthermore, if any significant customer terminates its relationship with us, we cannot assure you that we will be able to secure an alternative arrangement with comparable insurance company in a timely manner, or at all.

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

Our outstanding accounts receivable are not covered by collateral or credit insurance. While we have procedures to monitor and limit exposure to credit risk on our accounts receivable, which risk is heightened during periods of uncertain economic conditions, there can be no assurance such procedures will effectively limit our credit risk and enable us to avoid losses, which could have a material adverse effect on our financial condition and operating results. Our net accounts receivable balance was US$85.6 million and US$56.0 million as of December 31, 2022 and December 31, 2023, respectively, and we recognized bad debt expenses of nil and US$26.0 million during the years ended December 31, 2021 and 2022, respectively, and reversed credit losses of $4.1 million for the years ended December 31, 2023.

We may not be able to facilitate diversified products and services to effectively address our end consumers’ needs, which could have a material adverse effect on our business, results of operations and financial condition.

We strive to continuously upgrade our auto services by offering more comprehensive service solutions and upgraded experience. We also seek to collaborate with more insurance companies located in our existing and new geographical markets, while maintaining full spectrum insurance product choices. Expansion into new product and service categories and geographies involves new risks and challenges. If we fail to respond to the changing and emerging needs and preferences of our customers and end consumers, or we incorrectly respond to the changing and emerging needs and preferences, our business, results of operations and financial condition may be materially and adversely affected.

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

The automobile auto eInsurance market and the integrated auto service market in China are highly fragmented and competitive. In our auto services business, we primarily compete with a large number of large integrated service providers and other independent auto service providers. We compete for customers on the basis of product offerings, pricing, customer services and reputation. In our auto eInsurance business, we face competition from insurance companies that use their in-house sales force, exclusive sales agents, telemarketing, and Internet or mobile channels to distribute their insurance products, and from business entities that distribute insurance products on an ancillary basis, such as commercial banks, postal offices and automobile dealerships, as well as from other professional insurance intermediaries.

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

We had negative net operating cash flows in years 2021, 2022 and 2023.   Our cash flows have been affected by a general mis-match of cash inflow and outlay on the operational level resulting from our significantly longer trade receivables turnover days compared to our trade payables turnover days, as our customers are mostly banks and insurance companies and their respective payment process is generally significantly longer than our payment process to our external referral sources and auto service providers.

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

Our business is subject to seasonality.

In our auto eInsurance business, our revenue (i.e., commissions from insurance companies) is subject to quarterly fluctuations as a result of, among other factors, the seasonality of our business, the timing of policy renewals of individual policy owners and the net effect of new and lost business. During any given year, our revenue derived from distribution of insurance products is generally lower during the first quarter. The factors that cause such quarterly variations are not within our control. Specifically, change of end-consumer demand, timing of renewals, cancellations of insurance policies would cause seasonal fluctuations in our results of operations. On the other hand, revenue derived from our auto service business in any given year also exhibits seasonality generally, and is generally highest in the second quarter and the fourth quarter, mainly resulting from the expiry of reward points in our enterprise clients’ reward programs or customer loyalty programs and the promotional activities launched by our major customers in June and December of each year. In addition, changes in certain of our expenses do not necessarily correspond with such fluctuations. For example, we spend on marketing activities, staff recruitment and training, and product development throughout the year, and we pay rent for our facilities based on the terms of the lease agreements. We may also incur significant costs for our information technology systems and enhancements and upgrades of our apps from time to time in support of our business developments. We expect to continue to experience seasonal fluctuations in our revenue and results of operations. These fluctuations could result in volatility in our results of operations. As a result, you may not be able to rely on quarterly comparisons of our operating results as an indication of our future performance.

Any significant disruption in services on our apps, websites or computer systems, including events beyond our control, could materially and adversely affect our business, financial condition and results of operation.

Our business is highly dependent on the ability of our information technology systems to timely process a large number of transactions across different markets and products at a time when the volume of such transactions is growing rapidly. We are also increasingly relying on our apps to facilitate the business process of both our auto eInsurance and our auto services. Usability of our apps as perceived by users can influence customer satisfaction. The proper functioning and improvement of our apps, our accounting, customer database, customer service and other data processing systems, together with the communication systems between our various branches and our principal executive office in Shanghai, is critical to our business and to our ability to compete effectively. We cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these primary information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of any of our information technology systems could damage our reputation and materially and adversely affect our operations and profitability.

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

In addition, as we pursue our business growth and strive to expand our customer base, we endeavor to establish presence in new geographical markets, introduce new insurance products and types of auto services, and work with a variety of additional business partners, including banks, insurance companies, external referral sources and auto service providers, to address the evolving needs of the end consumers. We may have limited or no experience for certain new product and service offerings, and our expansion into these new product and service offerings may not achieve broad acceptance among our customers or end consumers. These offerings may present new and difficult technological or operational challenges, and we may be subject to claims if end consumers do not have satisfactory experiences in general. To effectively manage the expected growth of our business and operational scale, we will need to continue improving our transaction processing, technological, operational and financial systems, policies, procedures and controls. All of these endeavors involve risks and will require significant management, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement our strategies successfully. If we are not able to manage our growth effectively, or at all, our business and prospects may be materially and adversely affected.

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

Our current businesses in auto eInsurance and auto service are largely depending on our online platforms. Our online Platforms are established based on large amounts of softcopies. In particular, leading companies in the software own large number of softcopies, which they may use to assert claims against us. From time to time, third parties holding such intellectual property rights, including companies, competitors, patent holding companies, customers and/or non-practicing entities, may assert softcopies or other intellectual property claims against us, our customers and partners, and those from whom we license technology and intellectual property.

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

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology ( or the “MIIT”). Moreover, we primarily rely on a limited number of telecommunications service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with the Internet infrastructure or the telecommunications networks in China. We cannot assure you that these infrastructures will be able to support the demands associated with the continued growth in usage.

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

We are subject to the PRC Insurance Law, Regulatory Provisions on Professional Insurance Agencies, and related rules and regulations. Our businesses in auto eInsurance and other insurance areas are extensively regulated by the China Banking and Insurance Regulatory Commission (“CBIRC”), which has been given wide discretion in its administration of these laws, rules and regulations as well as the authority to impose regulatory sanctions on us. Under the amendments to the PRC Insurance Law promulgated in 2009, the CBIRC has been granted greater regulatory oversight over the PRC insurance industry, in part to afford policyholders more protection.

The terms and premium rates of the insurance products we carry, the commission rates we earn, as well as the way we operate our auto eInsurance businesses, are subject to regulations. Changes in these regulations may affect our profitability on the products we sell. For example, the CBIRC promulgated a series of regulations and implementation directives to strengthen the regulation of the premium and commission rates for commercial motor vehicle insurance since February 2015. In July 2017, the CBIRC’s Notice to Overhaul Chaotic Auto Insurance Market was promulgated, aiming to strengthen regulation of the auto eInsurance market. Such regulation prohibits, among other things, insurance intermediaries from giving inappropriate rebates to the insured when promoting insurance products, and imposes various restrictions on insurance companies in relation to risk management and cooperation with third-party insurance intermediaries. In January 2019, the CBIRC promulgated the “Notice on Further Strengthening Regulation on Auto Insurance” to further regulate auto eInsurance market conducts including, among other things, charging commissions. As recent as September 2, 2020, CBIRC released guidance of The Implementation of Comprehensive Reform of Auto Insurance (CBIRC Supervision and Development No. 41 2020, hereinafter referred to as “No. 41 2020 Guidance”), which took effect on September 19, 2020, and set phased goals for insurance companies to “reduce price, increase insurance policy volume, and improve quality”, which significantly reduced premium and commission rates. Any tightening of regulations or administrative measures on insurance premiums or insurance agency commissions could have material adverse impact on the revenue and profitability of our auto eInsurance business, if we are not able to increase our insurance business volume sufficiently to compensate for the reduced revenue generated from auto eInsurance commission, or pass on any downward impact on our commission rates to our external referral sources.

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

Misconduct of the external referral sources we engaged to promote our auto eInsurance services is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigation costs.

We promote insurance products through external sales representatives. In addition, we also engage them to deepen our market penetration and broaden end consumer reach. The activities and regulatory compliance of these sales and marketing forces associated with our auto eInsurance business are subject to the terms of the agreements we entered into with them and subject to applicable PRC laws. Misconduct of any of them could result in violation of law by us, regulatory sanctions, litigation or serious reputational or financial harm. Misconduct could include:

●	making misrepresentation when marketing or selling insurance to customers;

●	hindering insurance applicants from making full and accurate mandatory disclosures or inducing applicants to make misrepresentations;

●	hiding or falsifying material information in relation to insurance contracts;

●	fabricating or altering insurance contracts without authorization from relevant parties, selling false policies, or providing false documents on behalf of the applicants;

●	falsifying auto eInsurance business or fraudulently returning insurance policies to obtain commissions;

●	colluding with applicants, insureds, or beneficiaries to obtain insurance benefits;

●	engaging in false or falsified claims; or

●	otherwise not complying with laws and regulations or our control policies, procedures, and undertakings.

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

From time to time, the CBIRC carries out comprehensive evaluations and inspections of the internal control and financial and operational compliance of PRC auto eInsurance companies in China. As a participant in the auto eInsurance industry in China, we are subject to periodic or ad hoc examinations and investigations by various PRC regulatory authorities in respect of our compliance with PRC laws and regulations, which may impose fines and/or other penalties on us. There is no assurance that we will be able to meet all applicable regulatory requirements and guidelines, or comply with all applicable regulations at all times, or that we will not be subject to fines or other penalties in the future as a result of regulatory inspections.

Consumers may increasingly decide to purchase insurance directly from insurance companies, which would have a material adverse impact on our financial condition, results of operations and prospects.

The advancement of financial technologies, or FinTech, and the emergence of Internet insurance products allow insurance companies to directly access to a broader customer base at a low cost, and consumers may increasingly decide to purchase insurance directly from insurance companies. A rising number of traditional insurance companies have established their own online platforms to sell Internet insurance products directly to consumers. More recently, the advent of a few online-only Internet insurance companies, such as ZhongAn Online P&C Insurance Co., Ltd., is regarded as an emerging force to further disintermediate China’s insurance industry. The process of eliminating agencies as intermediaries, known as “disintermediation,” could place us at a competitive disadvantage and reduce the need for our products and services. Disintermediation could also result in significant decrease in business volume and loss of commission income from our auto eInsurance business, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Because the commission revenue we earn on the sale of insurance products is based on premium and commission rates set by insurance companies, any decrease in these premiums or commission rates, or increase in the referral fees we pay to our external referral sources, may have an adverse effect on our results of operation.

We derive a majority of our revenue from our auto eInsurance business by earning commissions from insurance companies we cooperate with. The commissions we receive from insurance companies on the insurance policies sold are generally calculated as a percentage of the insurance premiums paid by the insured. Our revenue and results of operations are thus directly affected by the size of insurance premiums and the commission rates for such policies.

Insurance premiums and commission rates can change based on the prevailing economic, regulatory, taxation-related and competitive factors that affect insurance companies and end consumers. These factors, many of which are not within our control, include insurance companies’ expectation on profits, consumer demand for insurance products in the market, the availability and pricing of comparable products offered by other insurance companies, and the end consumers themselves. In addition, premium rates for certain auto eInsurance products that each automobile owner in the PRC is legally required to purchase, are tightly regulated by the CBIRC. As a result, we may experience downward pressure on our commissions from time to time.

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

The insurance business is historically cyclical in nature. Such fluctuations in our operating results could be due to a number of other factors, many of which may be outside of our control, including the severe control from CBIRC, competition between insurance companies, frequency, and severity of catastrophic events, levels of capacity, adverse litigation trends, regulatory constraints, general economic conditions, and other factors. The supply of insurance is related to prevailing prices, the level of insured losses, and the level of capital available to the industry that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the auto insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity, as well as periods when shortages of capacity increased premium levels. Since the fluctuation of insurance premiums are periodic and are now set at a very low level, therefore, SunCar anticipates the auto eInsurance services to be profitable again after such period. However, there is no guarantee that SunCar’s estimation is correct, or the CBIRC will raise the set rate, if the CBIRC does not raise the premium rate, or such a low-level period prolonged, auto eInsurance service business may negatively impact SunCar’s ability to generate profit and indirectly influence the price of our Ordinary Shares.

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

COVID-19 had a severe and negative impact on the Chinese economy, and the Chinese economy has still not fully recovered. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and ongoing and potential wars may increase market volatility across the globe. In particular, the military conflict between Russia and Ukraine may continue its damaging effect on the global supply chains, in particular that of oil and gas, which in turn could affect automobile usage in China and thus negatively impact our business. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

As a company operating its business in auto service, auto eInsurance service and technology service, which are not included in the 2021 Negative List, SunCar believes its business is not subject to any ownership restrictions. However, in the event the 2021 Negative List is amended in the future to include any of the business SunCar is operating, our ownership structure could be subject to change to the extent our structure is not given any “grandfather” protection.

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

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, or if we are accused of failing to comply with such laws and regulations, we could become subject to corrective orders, penalties, including fines, suspension of business, websites, or applications, and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Recently, regulatory authorities in China have enhanced data protection and cybersecurity regulatory requirements, many of which are subject to change and uncertain interpretation. These laws continue to develop, and the PRC government may adopt further rules, restrictions and clarifications in the future. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress (or the “SCNPC”), the MIIT, the Cyberspace Administration of China (or the “CAC”), the Ministry of Public Security (or the “MPS”) and the State Administration for Market Regulation (or the “SAMR”), have enforced data privacy and protections laws and regulations with varying standards and applications. The following are non-exhaustive examples of certain recent PRC regulatory activities in this area:

Cybersecurity

●	The PRC Cybersecurity Law, which became effective in June 2017, created China’s first national-level data protection framework for “network operators.” It requires, among other things, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and to prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly collect and use personal information within the scope of authorization by the subject of such personal information unless otherwise prescribed by laws or regulations. Significant financial, managerial and human resources are required to comply with such legal requirements, enhance information security and address any issues caused by security failures. We face the risk of security breaches or similar disruptions. Due to the data assets we have, our platform is an attractive target and potentially vulnerable to cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions. Because techniques used to sabotage or obtain unauthorized access to systems evolve continuously and frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative counter-measures. In addition to advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or other risks can result in the compromise or breach of our websites or our apps. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, user data or personal information could be stolen or misused, which could expose us to penalties or other administrative actions, time-consuming and expensive litigation and negative publicity, materially and adversely affect our business and reputation and deter potential users from using our products and financial institution partners from cooperating with us, any of which would have a material adverse impact on our results of operations, financial condition and business prospects.

Data Security

●	In June 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. It also introduces a data classification and hierarchical protection system based on the importance of data in terms of economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. Appropriate level of protection measures are required to be taken for each respective category of data. In addition, the PRC Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body or law enforcement body with any data stored within the territory of the PRC without the approval of the competent PRC government authorities. A series of regulations, guidelines and other measures have been and are expected to be adopted to implement the requirements created by the PRC Data Security Law. For example, in July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, a “critical information infrastructure” is defined as key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Measures for Cybersecurity Review (2021 Revision), which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services or network platform operators that carry out data processing activities must be subject to a cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a “critical information infrastructure operator” by any government authority. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a “critical information infrastructure operator” under PRC law. If we are deemed a “critical information infrastructure operator” under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to those with which we are currently obligated to comply.

●	On July 7, 2022, the CAC published the Outbound Data Transfer Security Assessment Measures, which took effect on September 1, 2022 and specify that data processors who intend to provide important data and personal information that are collected and generated in the operation within the territory of the PRC to overseas shall be subject to security assessment with the CAC. Under the current Outbound Data Transfer Security Assessment Measures, an entity must apply for a CAC security assessment if it processes personal information of over one million individuals and outbound transfers personal information, or if it has cumulatively outbound transferred personal information of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals since January 1 of the previous year. The Outbound Data Transfer Security Assessment Measures further stipulate the process and requirements for the security assessment. However, it remains uncertain how the PRC government authorities will regulate companies under such circumstances. It is also unclear what constitutes “outbound data transfer.” These bring more uncertainties with respect to the application and enforcement of the newly published measures, and we may be subject to such outbound data security assessment with the CAC. We will closely monitor and assess any relevant legislative and regulatory development and prepare for a security assessment when necessary.

●	In November 2021, the CAC released the Measures of Regulations on the Network Data Security Administration (Draft for Comments), or the Draft Regulations on Network Data Security. The Draft Regulations on Network Data Security define “data processors” as individuals or organizations that can make autonomous decisions regarding the purpose and the manner of their data processing activities such as data collection, storage, utilization, transmission, publication and deletion. In accordance with the Draft Regulations on Network Data Security, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users; (ii) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (iii) listing in Hong Kong which affects or may affect national security; or (iv) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations on Network Data Security requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or authorize a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations on Network Data Security has not been formally adopted, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

●	On December 8, 2022, the MIIT promulgated the Measures for Data Security Management in the Industrial and Information Technology Sector (Trial), or the Measures for Data Security Management, which came into effect on January 1, 2023. The Measures for Data Security Management stipulate that industrial and telecoms data processors shall implement hierarchical management of industrial and telecoms data, which will be classified into three levels according to the relevant regulations: general data, important data and core data. The Measures for Data Security Management also stipulate certain obligations of industrial and telecoms data processors in relation to the implementation of data security systems, key management, data collection, data storage, data usage, data transmission, data provision, data disclosure, data destruction, security audits and contingency planning. Industrial and telecoms data processors shall file their catalogues of important data and core data with the local industrial regulatory authorities for record.

Personal Information and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platform operators.

●	In August 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, which took effect on November 1, 2021. The Personal Information Protection Law provides the protection requirements for processing personal information, and specifies the rules for processing sensitive personal information, which refers to personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or cause harm to a person’s safety or property, including information on biometric characteristics, religious beliefs, specific identities, medical health, financial accounts, individual location tracking and others, as well as personal information of minors under the age of 14. It also enhances the punishment for illegal processing of personal information and consolidated various previously promulgated rules with respect to personal information rights and privacy protection. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations and any changes in the enforcement or interpretation of such laws and regulations.

●	On September 17, 2021, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services. The guidelines provide that daily monitoring of data use, application scenarios, and effects of algorithms shall be carried out by relevant regulators, and such relevant regulators shall conduct security assessments of algorithms. The guidelines also provide that an algorithm filing system shall be established, and classified security management of algorithms shall be promoted. On December 31, 2021, the CAC, the MIIT, the MPS and the SAMR jointly promulgated the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, which took effect on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, among others, (i) implement classification and hierarchical management for algorithm-based recommendation service providers based on various criteria, (ii) require algorithm-based recommendation service providers to inform users of their provision of algorithm-based recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm-based recommendation services in an appropriate manner, and (iii) require such service providers to provide users with options that are not specific to their personal profiles, or convenient options to cancel algorithmic recommendation services. We will closely monitor the regulatory development and adjust our business operations from time to time to comply with the regulations over algorithm-based recommendation.

Many of the data- and data privacy-related laws and regulations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are or may become subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations on Network Data Security remain unclear on whether the relevant requirements will be applicable to companies that, like us, are already listed in the United States. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations on Network Data Security, if any, at this stage, and we will closely monitor and assess any developments in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations on Network Data Security mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we may face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC legislative and regulatory bodies may enact in the future, related to cybersecurity, data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. In light of the fact that laws and regulations on cybersecurity, data privacy and personal information protection are evolving and uncertainty remains with respect to their interpretation and implementation, we cannot guarantee that we will be able to maintain full compliance at all times, or that our existing user information protection system and technical measures will be considered sufficient. Any non-compliance or perceived non-compliance with these laws, regulations or policies may lead to warnings, fines, investigations, lawsuits, confiscation of illegal gains, revocation of licenses, cancelation of filings or listings, closedown of websites, removal of apps and suspension of downloads, price drops in our securities or even criminal liabilities against us by government agencies or other individuals.

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

Lastly, any actions by the Chinese government to exert more oversight and control over transaction that are conducted overseas could significantly limit or completely hinder our ability to maintain our listing on the Nasdaq stock market and cause the value of such securities to significantly decline or be worthless.

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

This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. The Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, the PBOC set the Renminbi’s daily reference rate at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded 7.0 since 2008. For RMB against U.S. dollar, there was appreciation of approximately 6.3% and 2.3% during the years ended December 31, 2020 and 2021, respectively and depreciation of approximately 8.2% and 2.6% during the year ended December 31, 2022 and 2023, respectively. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future, depending on the market supply and demand with reference to a basket of currencies.

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

As of December 31, 2022, and 2023, our deferred tax assets amounted to $13.1 million and $12.0 million, respectively. It   is uncertain that we will be able to recover all or part of our deferred tax assets and in such case, our net income and results of operations may have a materially adversely affected.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated under the laws of the Cayman Islands on August 6th, 2021 solely for the purpose of effectuating the Business Combination, which was consummated on May 17, 2023. See a description of the material terms of the Business Combination as described in the Form F-4 in the section entitled, “The Business Combination Proposal”. The Company owns no material assets other than its interests in ASGL and GBRG acquired in the Business Combination and does not operate any business other than through ASGL, its wholly-owned subsidiary. ASGL is Cayman Islands exempted company. See Item 5-Operating and Financial Review and Prospects for a discussion of ASGL’s operating and financial review and prospects for the year ended December 31, 2023.

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

INDUSTRY OVERVIEW OF SUNCAR

This Industry Overview is primarily based on the research report dated July 1, 2022 (the “Frost & Sullivan Report”) issued to SunCar by Frost & Sullivan, an independent global consulting firm. Unless otherwise indicated, all the industrial statistics in this Report are cited from the Frost & Sullivan Report.

Overview of China’s Integrated Auto Service Market

Integrated auto service providers refer to those who offer comprehensive, integrated auto services to customers through offline service channels such as 4S dealership, repair & maintenance stores and other offline auto service providers.

B2B (Business-to-Business) integrated auto service providers offer their products and services to business customers which primarily comprise of banks, airline companies, insurance companies, telecom companies, online platforms such as online travel agencies and e-commerce platforms, and other corporates who have such needs. B2C (Business-to-Customer) integrated auto service providers offer their products and services directly to the consumers (or called end users). A few online professional auto service platforms are emerging, where consumers can directly purchase relevant services and enjoy services in particular offline automobile service stores.

Butler service mode mainly target particular business customers such as banks, insurance companies, airline companies and telecom companies, among others, who tend to adopt centralized procurement through a bidding. The winner of the bidding supply integrated services to these business customers in the form of an auto service package. Banks, insurance companies, airline companies and telecom companies generally distribute such services as a reward to their VIP customers or high-level members and the latter can enjoy relevant services by redeeming their reward points.

Order push mode, in which each type of auto service are designed to be a standardized product and are sold by an intermediate institution, which are primarily online platforms, especially e-commerce platforms. They tend to offer such standardized products on their platform and when consumers order relevant services, they procure it accordingly from integrated auto service providers.

B2B Integrated Auto Service Market in China

As the largest passenger vehicle market in the world, such massive amount of car ownership generate huge market potential for China’s B2B integrated auto service market. In addition, in order to improve the service offerings and maintain customer loyalty, corporate customers such as banks, airline companies and insurance companies started offering auto services through collaboration with integrated auto service providers. In the past five years, China’s B2B integrated auto service market increased from approximately RMB3.9 billion in 2017 to approximately RMB9.1 billion in 2021 with a CAGR of approximately 23.6% during the period. As the regulations continue to standardize the market environment and promote the integration between various parties in the auto value chain, China’s B2B integrated auto service market is projected to increase to approximately RMB16.4 billion by 2026, obtaining a CAGR of approximately 12.5% between 2021 and 2026, according to the Frost & Sullivan Report.

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

NEV Auto Service Market in China

NEVs have been among the hot topics during the past couple of years. With the continuous research and development investment in the new energy vehicle space, NEVs demonstrate their market potential through a robust increase in sales in recent years. In addition, as the government set the goals of carbon neutrality and emission peak, an increasing number of players quickly entered the NEV auto service market in order to gain the first-mover advantage. An expanding number of auto service providers start to deploy specific equipment and initiate pilot collaborations with NEV manufacturers to be prepared for the potential growth momentum in advance. The NEV auto service market increased from approximately RMB2.7 billion to approximately RMB13.3 billion between 2017 and 2021 and is expected to increase to approximately RMB60.6 billion by 2026 at a CAGR of approximately 35.4% during the next five years.

Future Trends of the B2B Integrated Auto Service Market in China

Increasing Demand for Integrated Auto Service

According to the Chinese Ministry of Public Safety, in 2023 China had 336 million registered cars, with 35 million new cars sold in the year 2023, which surpasses the United States and the European Union in both size and growth. Driven primarily by the steadily growing number of vehicle in use, particularly the NEVs, the expanding demand for various value-added service such as designated driving, and the convenience resulting from the all-round service solutions provided, the demand for integrated auto service is expected to enjoy a sustained growth in the long run.

More Standardized Service Delivery Procedures and Products

In order to better manage their extensive service networks, a few leading players have designed a series of service standards and continuously improve their service delivery procedures by enhancing the standardization of their products and services. Going forward, this will be a key development focus for the integrated auto service providers who aim to rapidly expand service networks without sacrificing the quality of the services delivered by their offline channel partners.

Integration and Consolidation in the Value Chain

As the profit margin of the market is comparatively low, certain integrated auto service providers opt to establish their service networks by integrating the scattered and independent offline service providers, which allows them to expand their geographical reach and service scope in a cost-effective way, and promotes resource integration along the value chain. This results in a win-win partnership between online platforms and offline service providers. In the future, this model is expected to be widely-adopted and the consolidation will increase, with leading players acquiring or engaging more service providers to expand the reach of their network across the country.

More Innovation in the Online-to-Offline Business Mode

Attracted by the market potential, many auto service providers have developed their online-to-offline service platforms to deliver auto services. However, the homogeneous business model, low consumer loyalty and lack of competitive advantages are of great concern to integrated auto service providers. Developing more innovative business models to optimize the resources online and offline have become one of the priorities for current players and new entrants to capture the opportunities in the current market as well as the high-potential NEV market, among the increasingly intensified competition.

Overview of China’s Auto eInsurance Market

Auto eInsurance in China include compulsory motor vehicle liability insurance and commercial insurance. Compulsory motor vehicle liability insurance premium is paid annually with rates determined by accident record and capacity of the vehicle. Commercial insurances are classified into two categories, primary insurances and additional insurances. Usually, the premium of commercial insurance is decided by the sales price of the vehicle, records of traffic regulation violations and other possible variables. Commercial insurances are frequently adjusted according to the accident rate in previous years.

Auto insurance agency market in China includes two parties, namely insurance companies and insurance agencies. Insurance companies are the manufacturer of insurance products. Insurance policies are created and administered and claims are paid by the insurance company. Insurance companies are responsible for issuing and assuming the risk for insurance policies. Insurance agencies are the retail or wholesale shop that sells and services the product created by the manufacturer, i.e. the insurance company. They are not directly employed by any insurance company. Instead, they can decide which insurance companies they would like to represent and which products they would like to sell. By cooperating with various insurance companies, the insurance agency service providers are able to offer insurance products underwritten by different insurance companies, making more options available for consumers.

Auto eInsurance agency refers to the auto insurance agency that leverages Internet technology and distributes auto insurance products through its online sales interface, including PC interfaces and mobile APP, which are designed to facilitate its sales staff and to promote sales in its offline channels. Through an online sales interface, the sales staff of the insurance agency can search for quotes and terms for different products provided by a variety of insurance companies. Furthermore, they can recommend insurance products and perform the whole insurance transaction process, including information consultation, plan design, insuring, payment, etc. for their clients.

The insurance market in China is highly concentrated and dominated by state-owned insurance companies such as PICC, PingAn, and Pacific Insurance, with the top 10 insurance companies enjoying over 90% market share.

Auto eInsurance Market in China

Due to the strong demand from the growing sales volume of vehicles, between 2017 and 2019, the market increased from approximately RMB759.4 billion to approximately RMB818.8 billion. However, since the implementation of the reform of insurance premium rate in 2020, the market was impacted to a certain extent and a large number of unqualified auto eInsurance companies were fined and some even exited the market. In addition, the proportion of the auto eInsurance market to the whole property insurance market declined along with the prosperity of other non-auto eInsurance as well. Thus the market declined to approximately RMB777.3 billion in 2021, retaining a CAGR of approximately 0.6% between 2017 and 2021. With the growing sales volume of vehicles, as the market grows mature and becomes more regulated, the auto eInsurance market is expected to be more concentrated overtime. By 2026, China’s auto eInsurance market is expected to increase to approximately RMB783.5 billion at a CAGR of approximately 0.2% in the next five years.

Auto eInsurance Agency Market in China

The auto eInsurance agencies are more connected with target customers and due to such characteristics, customers are more likely to purchase auto insurances through agencies that are able to better capture their consumption scenarios. Thus, the auto eInsurance agency market increased from approximately RMB352.5 billion in 2017 to approximately RMB426.8 billion in 2020. Impacted by the strengthened regulation imposed by the government to the broader auto eInsurance industry, the auto eInsurance agency market declined to approximately RMB412.0 billion in 2021. As the market regulation impact gradually diminishes, the auto eInsurance agency market is expected to revert its downward trend and increase to approximately RMB427.0 billion by 2026 at a CAGR of approximately 0.7% between 2021 and 2026.

Online Auto eInsurance Market in China

Attributable to the rapid development of the auto eInsurance platforms, an increasing number of customers are attracted to the easy-to-use auto eInsurance mode. The auto eInsurance market increased from approximately RMB30.8 billion in 2017 to approximately RMB36.9 billion in 2018. However, the government stepping in to more strictly regulate the auto eInsurance market since 2018 has increased the eInsurance market’s cost of operations in the forms of compliance costs and fines. Thus the auto eInsurance market decreased to approximately RMB22.4 billion in 2021. As the market becomes more regulated and standardized, the convenience of the auto eInsurance and product development that increases the diversification in the product are expected to contribute to the stable development of the industry. By 2026, China’s auto eInsurance market is expected to increase to approximately RMB24.2 billion at a CAGR of approximately 1.6% during the next five years.

Future Trends of the Auto eInsurance Agency Market in China

Increasing Demand for More Diversified Auto eInsurance Products

From the supply side, as the market becomes more and standardized and concentrated, auto eInsurance agencies are seeking to differentiate themselves, often through product diversification. As the market gradually evolves and matures in the future, the complexity of auto eInsurance products will keep evolving accordingly. From the demand side, firstly, as the number of vehicles increases over time, there will be more customers entering the market with various and specific demands. Secondly, as customers increase in their knowledge of auto eInsurance, they will demand different types of auto eInsurance to meet their diverse and specific needs. Thirdly, the fast-growing demand attributable to the significant growth on the NEV sales is expected to generate more diversified demand in the auto eInsurance agency market in the near future.

Accelerating Industry Consolidation

With its short history relative to in more developed countries, the professional insurance agency market in China is rather fragmented, which indicates substantial opportunities for further growth and consolidation. Moreover, as the government continues its focus on the healthy and orderly development of the auto eInsurance agency market through strict industry regulations, the barrier to entry will increase and the expected number of players in the market will decrease. As a result, auto eInsurance agencies who cannot or will not pay the increasing regulatory costs, for example because of their small scales, will likely consider exiting the market due to intensified competition, poor profitability, or burdensome industry regulations. By contrast, the leading players with scale and experience are expected to benefit in the long run.

Technological Advancement to Enhance Operational Efficiency

With advances in technologies including the Internet of Things, big data, cloud computing and artificial intelligence, the adoption of technology to improve operational efficiency becomes more ubiquitous and integrated in the value chain. As technology integration and digitalization bring customers, vehicle manufacturers and auto eInsurance providers closer together, auto eInsurance agencies can initiate strategic alliances with vehicle manufacturers to better take advantage of the resulting market opportunity and customer data. Ultimately, through the application of technologies, auto eInsurance providers can develop sophisticated and customized auto eInsurance according to each individual case. Such technology trends will likely continue in the foreseeable future.

BUSINESS OF SUNCAR

Overview

We are a leading cloud-based provider of digitalized enterprise auto services and auto eInsurance service in China. For the years ended December 31, 2022 and 2023, we generated revenue of $282.4 million and $363.7, respectively. Building on our leading position in both of these segments and the synergies between them, we offer one-stop, fully digitalized, on-demand automotive service systems to help our enterprise clients build up their customer base and serve their end customers.

According to the Frost & Sullivan Report, there are many small and local competitors in different place in China but we face 4 major competitors in our auto insurance business for NEVs as Cheche Insurance Sales Service Co., Ltd., PengCheng Insurance Agency Co., Ltd, Hebei Meilian Insurance Agent Co., Ltd., and Ant Insurance Agency Co., Ltd. And we also face 4 major competitors in our auto business as TUHU Car Inc., Harson Group, Bosch Automotive Aftermarket (China) Co., Ltd. and Beijing Qiguanghang Information Technology Co., Ltd.

Since our inception in 2007, we have amassed ample experience in perceiving and serving the expanding needs of China’s automobile owners. Rising with the increasing prevalence of the mobile internet in China, we introduced online apps for our insurance and auto business in 2014 and 2015, respectively. We have built comprehensive digital systems for both of our auto service and our auto eInsurance business segments, centered on our multi-tenant, cloud-based platform which empowers our clients and service providers to optimally access and manage the types of services and insurance they desire.

We operate our auto services business through offering customized service solutions to our enterprise clients (“auto service partners”), who are major banks, insurance companies, telecommunication companies, new energy vehicle (or NEV) original equipment manufacturers (OEMs) or any client who have end customers demanding automotive services. These enterprise clients purchase our service solutions for the members of their reward programs or customer loyalty programs to enjoy. The auto service solutions cover over 300 types of services such as car wash, oil change, tire repair, car beautification, road assistance, flight pickup, designated driving, VIP lounge, etc. They are provided in collaboration with our auto service providers, which are typically third-party auto service providers. As of December 31, 2023, we have established a service network of over 47,000 third-party brick-and-mortar auto service providers, leasing and roadside assistance companies (compared to 45,000 and 42,000 as of December 31, 2022 and 2021), covering over 350 cities (out of a total of approximately 690), and 33 (out of a total of 33)  provinces of China. With this extensive service network, we serve over 1,400 enterprise clients.

For our auto eInsurance business, we primarily facilitate the sales of auto eInsurance products underwritten by major insurance companies in China. We receive commissions from these insurance companies, typically a percentage of the premium paid by insurance purchasers. We implement, automate and streamline the insurance purchasing process on our proprietary, fully online digital apps, integrating full spectrum products from leading insurers in China. We sell insurance policies through a network of over 64,000 external sales partners. These sales partners include an offline auto network with frequent exposure to car owners, an online marketplace with large user traffic, and emerging NEV OEMs and service providers. As of December 31, 2023, we have branch headquarters in 32 cities in 20 provinces of China. We have also established collaborative relationships with 85 insurance companies (including the top 10 insurance companies with combined over 90% market share).

We have built up our business as a digitalized, technology-driven provider of online platforms that enable and facilitate B2B services. We have secured 150 registered copyrights of computer software . Our proprietary technology solution is centered on our multi-tenant platform and our cloud infrastructure. On the auto services side, our digital platform provides API docking, front-end plug-in and module integration for our enterprise clients, as well as efficient, user friendly management and operations tools for our service providers. On the auto eInsurance side, our platform empowers our insurance company clients to manage all aspects of their business including customer orders, products, commissions, and reports. For insurance purchasers, our online insurance interface provides data-driven, AI-empowered real time quotation, pricing, underwriting and payment, by connecting to our market-wide insurer clients and the full spectrum of their policy selections. Our AI-empowered hybrid cloud infrastructure provides the secure storage and computation to support the demands by both insurance companies as well as end customers.

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

We believe the cross-utilizations and interconnections between our auto service and auto eInsurance business lines enable positive feedback loops between them and symbiotic growth of both. While we are developing our nation-wide automotive service provider network, these service providers become our sales partners of our auto eInsurance business. Conversely, when we engage with insurance companies to sell their insurance products, we also engage them as clients of our auto service solutions. We believe our synergistic business development will boost our sales channels as well as client network in both of our business segments.

As our business is closely connected to the automotive industry, we have also embraced the recent trends of electric and smart vehicles. We are now working with 20 mainstream NEV and smart car panel players, embedding our auto service solutions into their online applications and panels, and providing various insurance products to NEV owners.

Our Business Model and Business Segments

The diagram below demonstrates models of our auto services business and our auto eInsurance business, and the symbiotic relations between them. We embedded our auto service module, as customized by our enterprise clients, into their own online applications and realize the offline services via our service networks. And we help our insurance company clients sell their insurance products through our sales partners.

Our auto services business

Through our digital platform we integrate the service capabilities of over 47,000 auto service providers to provide customized service solutions for our =enterprise clients. Our enterprise clients purchase these service solutions for their customers, who are members of the reward and customer loyalty programs of our enterprise clients. Via a simple plug-in connection into their own systems, our enterprise clients can indicate their current needs and budgets on our platform, which generates flexible and customized service solutions which vary by type, price, scale, locations, terms and durations of services. Our dedicated operations team helps our auto service providers reach clients in real time, around-the-clock, at all of our business locations.

Our auto service solutions include both regular, high frequency, drop-in services as well as one-time, reserved services. The former includes car wash, oil change, car beauty, tire change and other regular auto maintenance services. The latter include flight pickup, driver service, road assistance, and car overhaul services. These services are performed by the auto service providers connected to our digital platform, over 47,000 big and small businesses and individuals in the auto service industries. As regulated by the PRC laws, the auto service providers are liable for tort claims for any damages arising from their services, while our enterprise clients are also liable for contractual claims by their end customers for any damages arising from the services of the auto service providers.

Our auto services create value for both our clients and auto service providers. According to the Frost & Sullivan Report, the auto market is highly fragmented, complex and localized, with non-standard quality specifications. Demands from end customers are specific and dynamic. Based on our auto service providers’ feedback to us, without our intermediation, they often suffer from insufficient and unpredictable order flow. Our one stop auto solution connects our clients with full spectrum services covering all the 33 provinces in China, while we provide quality standard supervision, data security and on-demand flexibility. Based on our past experience, our business scale and order volume has provided us with bargaining power versus auto service providers, which has enabled us to enforce our uniform standards of service quality, cost efficiency, and on-demand flexibility. Our smart order distribution system automatically matches each instance of a client’s service need to the best auto service provider for the job, and record the client’s feedback after the service for a sustained, accurate and fair rating system.

We had over 1,400 clients using our services in 2023 (compared to over 1,300 in 2022 and over 1,200 in 2021), generating over 700 customized service solutions running on over 1,400 client applications for the year 2023. We have developed a network of over 47,000 auto service providers in over 30 provinces in China in 2022.

Our auto eInsurance business

We generate revenue for our auto eInsurance business through collecting commissions from insurance companies for successful sales of their insurance products, which are typically based on a percentage of the premium paid by insurance purchasers. The commission rates are typically set by insurance companies and differ by product types, insurance companies and regions where the products are sold. The commission rates are also subject to adjustments by insurance companies based on their expectations on profits, consumer demand for the insurance products, the availability and pricing of comparable products from other insurance companies and government regulation and policies, in particular price-setting regulations by the China Banking and Insurance Regulatory Commission (CBIRC). Consequently, our average commission rates also varied between different locations and times of operation.

We offer to insurance buyers auto eInsurance products underwritten by major insurance companies in China. The auto eInsurance products we intermediate consist primarily of statutory automobile liability insurance (“SALI”) and commercial auto eInsurance. SALI is the compulsory vehicle insurance for all automobiles in China as required by relevant laws and regulations, and cover casualty and property loss in accidents involving the insured vehicle. Additionally, we intermediate various types of non-mandatory commercial insurance products for automobile owners, which cover damages caused to the insured automobiles by collisions and other traffic accidents, falling or flying objects, fire, explosion and natural disasters. We also intermediate commercial third-party liability insurance products, which cover bodily injuries and property damage to third parties caused by accidents involving insured vehicles, losses arising from vehicle theft and robbery and liability to passengers. We also intermediate supplementary policies to cover additional losses such as broken glass and vehicle body scratches. From time to time upon enquiry of insurance purchasers, we also facilitate individual accident insurance and other property and casualty insurance products related to car use or car owners.

We have digitalized our auto eInsurance business using our proprietary technology to ensure an efficient and friendly user experience. We employ artificial intelligence (AI) technology to automate parts of the workflow, completing the entire insurance purchase process within a few minutes. We are digitally connected to 85 major insurance companies (including the top 10 insurance companies with combined over 90% market share) in China through their systems, with a wide selection of automotive insurance products. Our sales partners have frequent exposures to and accurate traffic data of car owners. These sales partners introduce and guide the car owners to purchase insurance and receive sales commissions from us.

By the end of 2023 we had set up 32 branches in different cities. We had expanded our sales channels to over 64,000 sales partners. In China, Insurance companies setup lots of local insurer branches in different provinces or cities to deliver their services and products. Usually both Insurance companies and their insurer branches have decision power to select the agency partners but when we engage with insurance companies, the cooperation is established by computer system connection and the business is allocated and implemented by their insurer branches. By the end of 2023, we engaged with 85 insurance companies and over 900 insurer branches (compared to 85 insurance companies and 800 insurer branches by the end of 2022). According to Frost & Sullivan, in 2021, we ranked second in China professional auto eInsurance market by auto insurance premium, with a market share of 0.9%. And in 2021, we ranked first in China professional auto eInsurance market by online auto insurance premium of NEVs, with a market share of 5.2%.

Our technology business

During our 14 years of business in automotive service and insurance markets, we have built up rich domain knowledge not only of our own business, but also of the businesses of our partners. To fully digitalize our business, we have continuously worked to develop online tools and digital systems to empower our partners to run their businesses more efficiently and seamlessly connected to our platforms. We have built modular online management tools such as customer relationship management (CRM), order management, finance management and visual analysis systems, based on our proprietary hybrid cloud platform. All of our auto service providers and insurance sales partners use all or some of these online tools to manage their daily work, allowing us the opportunity to monetize the online software we built.

We have been putting more R&D resource to accelerate the development turning the existing online software modules into a SaaS based product. We have launched our SaaS product with select customers in 2023, which we expect to scale up based on our proprietary hybrid cloud platform, onto which we are migrating our current portfolio of online software products. Prior to the SaaS based product development which began in 20222, we’ve already started to sell our online software as a technology development service since 2021, making some of our service providers as technology business clients. We expect to add more features and iteratively update the product to enhance the capability as well as user experience. We currently market our technology business first only to our service providers and insurance sales partners. We expected to expand the technology business to external clients in 2024 and onwards when our products get matured and when we’ve already have a good product penetration in our existing potential client pool.

Beginning in 2020, we have started to monetize our technical services on online software as a new source of revenue. For the year 2023, our technical services business generated revenue of $30.7 million.   Currently, this revenue takes the form of technology development service fees. We continue to develop our SaaS (Software as a Service) model for recurring subscription revenue. We expect to expand this business by developing more features and by turning more of our after-service and insurance clients and partners into our technology business clients.

Direct synergies between our two major business segments

We believe that our strong capability in managing extensive networks of auto service providers across China is the engine of our dual platforms of auto services and auto eInsurance. We believe it enables us to synergistically develop both of our business segments, as follows:

●	Cost-effective end customer-acquisition for our auto eInsurance business by cross-engaging our auto service providers to provide referrals. Auto service providers such as car wash and beauty stores interact daily and closely with car owners, who as insurance purchasers are the end customers of our insurance company clients. Thus, we can leverage our extensive, already-established network of auto service providers to acquire end customers for the insurance company clients of our auto eInsurance business.

●	Efficient promotion of our auto services by cross-selling to our insurance company clients. Insurance companies strive to promote their auto eInsurance products and enhance the loyalty of their end customers by bundling their insurance products along with auto services, given the fierce market competition and stringent regulations within their industry. We have established stable and mutually beneficial collaborations with major Chinese insurance companies, which cross-sells and heightens the appeal of both the auto services and the insurance products we facilitate on our platforms.

Our Value Propositions

We believe that our synergistic double platform can provide unique values for enterprise clients and their end customers in the auto services and the auto eInsurance markets. We strive to promote sustainable and healthy development of an integrated and digitalized service platform for car owners in China.

Our value proposition for our enterprise clients:

●	One-stop, plug-in, round-the-clock service enablement. Our service solutions contain diverse service selections, provided 24/7 across China, empowering our clients with round-the-clock, on-demand service capability to satisfy their end customers. The plug-in customized service solutions are fully digitally operated and managed, via system-to-system integration between our clients and us.

●	Simple, convenient and cost-efficient service process. The management believes we have built and enabled an extensive network of quality auto service providers and set up stringent service standards to ensure consistent service quality. Our digital platform allows our enterprise clients to purchase comprehensive integrated auto services in one stop using a simple plug-in connection, thereby avoiding the costs of selecting, engaging and supervising numerous scattered and independent service providers on their own.

●	Quality auto services to end customers of our clients to increase their loyalty and satisfaction with our enterprise clients. We select quality auto service providers and monitor them with regular trainings and supervision. The Management believes the quality services provided by our auto service providers enhances the loyalty and satisfaction of the end consumers of our enterprise clients.

Our value proposition for our auto service providers:

●	Cost-effective customer acquisition. Once connected, our digital platform directs end consumers of our enterprise clients (i.e. members of their loyalty and reward programs) to visit the stores of our auto service providers. This provides our auto service providers with an additional flow of customers significant in volume and consistency, all without incurring additional marketing expenses.

●	Online management tools for efficient operation. We provide our auto service providers online management tools to streamline their workflow and improve business efficiency. Although we have plans to monetize some of these online systems, we also expect the basic functions and modules to remain free to use to ensure wide adoption of our digital platforms.

●	Referral fees for our auto eInsurance business. Auto service providers on our platform can also act as referral service providers for our auto eInsurance business. They refer their end consumers (of the auto services) who are also potential insurance purchasers to us and receive referral fees and other rewards when these referrals lead to successful insurance policy sales.

Our value proposition for our insurance company clients:

●	Extensive network to promote insurance policies with cost efficiency. We leverage our proprietary technology platforms and our extensive networks of service providers to promote the sales of auto eInsurance products of our insurance company clients. This is facilitated by our online platform, which connects our over 64,000 external sales partners to insurance products underwritten by our 85 insurance company clients (including the top 10 insurance companies with combined over 90% market share), using our convenient online insurance interface. Thus, we allow our insurance company clients to leverage our extensive networks to promote their products with efficiency and scale.

●	Targeted sales channels. Our sales partners consist of auto service providers and online car marketplaces with direct exposure to and focused user traffic of car owners. They bring customers to the product offerings of our insurance company clients, and the management believes such customers to be accurate target customers of our insurance company clients.

●	Efficiency by full digital experience. Our online interface enables our insurance company clients to complete the whole insurance underwriting process fully digitally. With simple prompts from the insurance buyer, our system can realize automatic vehicle recognition, automatic quotation, online underwriting, online payment and insurance policy generation, saving time and cost for our insurance company clients compared to traditional offline policy selling.

Our value proposition for our external insurance sales partners:

●	Referral fees. Our external insurance sales partners, which includes a large number of our auto service providers, earn referral fees for successful referral of insurance purchasers to purchase insurance products through our auto eInsurance platform.

●	Simple and convenient referral process. Our insurance interface integrates diverse products from 85 insurance companies (including the top 10 insurance companies with combined over 90% market share), which we believe provides market-wide selection for the insurance buyers. With simple guidance, our insurance sales partners can help the insurance buyers finish the purchasing process within a few minutes on their smartphones.

●	Enhanced consumer loyalty and satisfaction. For our channel partners such as Guazi.com, Souche.com, Chexiang.com, Cangoonline.com and Qufenqi.com, we recommend and customize insurance products and provide assistance in claim and damage assessment to their consumers.

Our value proposition for end consumers:

●	Convenient one-stop “supermarket-style” auto insurance shopping experience. End consumers could obtain accurate real-time information of various auto eInsurance products and shop for insurance products conveniently while visiting car wash and beauty stores, maintenance facilities or dealership stores.

●	Auto services for free or at discounted prices. Our auto services platform enables end consumers to receive various quality services for free or at discounted prices as members of the reward programs or customer loyalty programs of our enterprise clients. We provide end consumers the opportunity to redeem the reward points they accumulate easily in their daily life for quality auto services.

●	Convenient and customized service experiences. The management believes the scale of our network of auto service providers as well as our efficient digitalized platform allow end consumers to conveniently choose auto services that best suit their particular needs at the times and locations most convenient to them.

●	Complementary insurance claims assistance and related services. We, in collaboration with our insurance company clients and external insurance sales partners, provide comprehensive services to end consumers including claims assistance and damage assessment assistance.

Our Auto Services Business Process

Our auto service solutions include both regular, high frequency drop-in services as well as one-time, reserved services.

Drop-In Services

Our drop-in services consist primarily of the services provided by car wash and beauty stores and maintenance services providers. Such auto service providers are primarily connected through our multi-tenant Master Digital Platform. For convenient services, our auto service providers with multiple stores generally register an individual account for each of their stores. As of December 31, 2023, our platform had more than 47,000 registered users, which are primarily brick-and-mortar stores of our auto service providers of drop-in services (compared to 45,000 and 42,000 as of December 31, 2022 and 2021). Our platform generates for our enterprise clients lists of stores of auto service providers (out of all available ones) suitable to their current needs and requirements. To access drop-in services, end consumers may elect to go to any store on the list without making any reservations.

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

Reservation Services

Some of our auto services require reservation with either our enterprise clients or us, usually through our enterprise clients’ own apps which are plugged in conveniently to our platform. Our reservation services are typically provided by major auto services, leasing and professional roadside assistance companies, as well as individual drivers who are typically registered users connected to our platform, using features designed specifically to facilitate reservation services. We also collaborate with car services, leasing and roadside assistance companies for our reservation services.

Set forth below is a summary of our reservation services:

●	Designated driving. We primarily work with designated driver service providers to allocate the driver in designated location, offering driving service for car owners.

●	Destination pickup services. We collaborate with nationwide service providers to provide our destination pickup services. We offer a full range of destination pickup services primarily in major cities, and airport and train station pickups in other cities.

●	Non-accident roadside assistance and breakdown services. We offer non-accident roadside assistance and breakdown services, such as tire changing and battery jumping, typically through our auto service providers connected through our digital platform, which allows us to offer expedient roadside services at a low cost. We also collaborate with professional roadside assistance companies such as towing companies.

●	Car inspection services. We offer car inspection services by assisting the end consumers of our enterprise clients in conducting annual inspection processes at the offices of the department of motor vehicles on behalf of the end consumers, including picking up and delivery of automobiles for inspection.

Management of Our Auto Service Providers

We select and engage our auto service providers based on our business needs. We have set up standard internal policies and procedures for our selection of auto service providers. We evaluate our auto service providers based on their business operation scope, financial situation, status of their facilities, staff, and reputation. We require our auto service providers to have obtained all qualifications necessary for their services and maintain adequate insurance in line with market practice. We maintain a database of our auto service providers’ business licenses and qualifications. Our auto processing department monitors the database and requests the auto service providers to provide updated business licenses to us upon expiration. For our drop-in services, we also impose requirements for business areas, uniforms, store decoration, and clear pricing. Certain of our auto service providers may also act as external insurance sales partners of our auto eInsurance business by referring potential insurance purchasers to us.

We require our auto service providers to maintain consistent service standards. For our drop-in services, we usually require our auto service providers to be able to provide multiple types of drop-in services. For our reservation services, we generally require enterprise auto service providers to provide 24-hour around-the-clock services. We require all the drivers involved in our auto services to have a minimum of five years of driving experience. We prefer to engage major car service chains, as we believe they are generally more capable of providing consistent quality services. As of December 31, 2023, 15 major car service chains, including Chexiang and Cars One, provided auto services to us.

We enter into standard agreements with our auto service providers. Under such agreements, we generally pay our auto service providers each a fixed service fee for a single service provided by them. Such service fee varies depending on the types of services provided, location of the auto service provider and timing of the service provided. We maintain a database of our reservation services as the end consumers make reservations. We use our digital platform to track the drop-in services order status provided by our auto service providers.

After we engage a particular drop-in auto service provider, we communicate with it on a monthly basis and conduct regular visits to its store(s). We have a team that conduct site visits to multiple auto service providers to ensure that we visit a majority of our auto service providers at least once a month. We also provide regular training to our auto service providers, including training on use of our online management tools and our service standards and procedures. In addition, we have set up an end consumer feedback system to actively process end consumer feedback. According to our internal policy, within one month of receiving a customer complaint regarding a particular drop-in auto service provider, we will conduct site visits and provide special training in relation to our service standards to that auto service provider until it reaches our service standards. If an auto service provider repeatedly fails to provide quality services to our end consumers and receives multiple complaints, we will terminate our agreement with it.

Online-to-Offline Service Process

In connection with our auto apps and the auto services modules imbedded in our enterprise clients’ mobile apps, we have established an online-to-offline model where most of our enterprise clients have opted for electronic vouchers or barcodes which end customers receive through their mobile phones in our auto service process. At the same time, certain of our enterprise clients continue to opt for paper coupons, where each such paper coupons would carry a QR code to enable our auto service providers to verify such coupons through their auto app. Our online-to-offline service process is enabled by the auto service modules we develop for our enterprise clients’ mobile apps and our auto app, which connect the online interface to offline service points seamlessly. Our online-to-offline service process provides a more accurate and convenient solution to our enterprise clients, auto service providers and end consumers. Set forth below is an illustrative graph of this service process.

Our Auto eInsurance Business Process

The auto eInsurance policies we intermediate generally have a term of one year. These policies are underwritten by insurance companies directly, and we are not a party to the insurance policy or any other agreements with the purchasers of the policies.

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

Our referral service providers, external registered sales representatives and channel partners are primarily registered users of our online insurance interface and end consumers only access our online insurance interface through our external insurance sales partners. For convenience of services, our channel partners such as NEV OEM may register multiple accounts for their employees and stores. These registered users utilized our online insurance interface frequently and assisted end consumers to obtain over 25 million and over 27 million times insurance premium quotes through our online insurance interface annually in 2022 and in 2023.

Set forth below is an illustrative graph of the transaction process of our auto eInsurance business.

Our Partners and Clients

Under the B2B business model, we collaborate with major enterprise clients including insurance companies, banks, telecommunication companies and other companies who have customers with after-market services and automotive insurance needs and generate revenue from such collaboration to ensure stable and sustained growth of our businesses. We believe that our ability to establish and maintain stable collaborative relationships with quality clients is crucial to our success.

During 2023, we had collaborated with 1,400 enterprise clients (compared to over 1,300 in 2022 and over 1,200 in 2021) in terms of contract counterparties. We provided auto services to different banks at their headquarters level, such as Bank of China, Industrial and Commercial Bank of China, China Merchants Bank, China Construction Bank, Agricultural Bank of China, Bank of Communications, China Guangfa Bank and Bank of Shanghai, and over 900 of their branches. We also collaborated with 300 insurance companies such as PICC P&C, Ping An P&C, CPIC P&C (China Pacific Insurance (Group) Co., Ltd.) and TPI, as well as other institutions such as Shenzhen Airlines Co. Ltd., China Mobile, and China UnionPay during 2023. Our abilities to provide quality auto services and secure real-time data processing have been widely recognized by our enterprise clients, as evidenced by our stable collaborations with them.

As of December 31, 2023, we had established business relationships with 85 insurance companies (including the top 10 insurance companies with combined over 90% market share). Among these, we had entered into strategic collaboration agreements with 27 insurance companies at the headquarters level including Ping An P&C, CPIC P&C and TPI. Our branches had established business relationships with over 900 branches of insurance companies. These strategic collaborations allow us to obtain more comprehensive support from our insurance company clients in terms of technology systems, business operations and claims support and secure more favorable business terms and arrangements for us, which has enhanced our market presence.

The service providers of our auto services business primarily include automobile service providers including car wash and beauty, maintenance, designated driver, destination pickup, and non-accident roadside assistance and breakdown service providers through which we procure individual service providers and sole proprietors in the auto services business. We generally pay service fees to auto service providers and contractors on a monthly basis.

During the last two years, the top service providers of our auto services business were mainly regional auto service providers based in major cities. Our transactions with these service providers were on an individual counterparty basis. We therefore consider each of these transacting counterparties as a separate service provider.

Growth Strategy

We expect to keep our leading position in both enterprise auto services as well as auto eInsurance markets to further organic growth. Moreover, we intend to take an active part in the automotive industry’s transformation and seek new opportunities. The key components of our growth strategy are:

Benefit from High Industry Growth. We believe that the auto service industry and online automotive insurance industry will continue to benefit from significant trends that drive continuous growth, including growing car ownership in China. According to Frost & Sullivan, the online auto insurance market in China is projected to grow from RMB 22.8 billion in 2022 to RMB 24.2 billion in 2026, representing a 1.6% CAGR despite downward pressure from new regulations, and the B2B integrated auto service market in China is projected to grow from RMB 10.5 billion in 2022 to RMB 16.4 billion in 2026, representing a 12.5% CAGR. The uptrend of vehicle usage post COVID-19 can create more opportunities for auto service and insurance orders.

Grow our customer base and expand our service partner network. According to Frost & Sullivan, the auto market in China is highly fragmented. In 2021, the top 5 services providers account for 40.3% market share. We ranked first making a 13.9% market share, the others are TUHU Car Inc., with a 11.9% market share, Harson Group with a 7.4% market share, Bosch Automotive Aftermarket (China) Co., Ltd. with a 3.7% market share and Beijing Qiguanghang Information Technology Co., Ltd. with a 3.3% market share. We intend to leverage our business scale to further expand and connect more service partners to our network. We believe that such expansion would also benefit our online automotive insurance business since many such service partners can become our insurance sales and referral partners. We also believe our digital system, full-spectrum services and broad geographic coverage would help us continue growth and deepen relationships with existing clients and partners.

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

Expand the technology business. We have based our technology business on our industry knowledge and insights, and our library of proven online tools and digital systems already widely adopted by our clients and partners. We have setup modular online management tools such as customer relationship management (CRM), order management, finance management and visual analysis systems, based on our proprietary hybrid cloud platform. All of our auto service providers and insurance sales partners use all or some of these online tools to manage their daily work, allowing us the opportunity to monetize the online software we built. We have already generated revenue by monetizing our technology-based products into paid technology services. We plan to further develop the business into a SaaS model.

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

As our business is closely connected to the automotive industry, we have embraced the recent trends of electric and smart vehicles. We are now working with 20 mainstream NEV and smart car panel players (out of a total of approximately 200 NEV OEMs in China, for a total market volume of 3.33 million units of NEV sales in China), embedding our auto service solutions into their online applications and panels, and providing insurance products to NEV owners. In the year 2021, we have processed over 150,000 NEV insurance sales and ranked 1st in Professional Auto eInsurance Agencies by Online Auto Insurance Premium of NEVs in China in 2021, according to Frost & Sullivan.

Engaging mainstream NEV OEMs. We actively engage with mainstream NEV OEMs which help us acquire both business as well as data from their end customers. As of December 31, 2021, we have engaged with Li Auto, Hozon New Energy Automobile, Voyah Auto, SERES Auto, Geely Auto, Ford, Great Wall Motor, Chery Automobile and ENOVATE Motors for dedicated NEV insurance business. And also, we have engaged with NIO, XPENG, Voyah Auto, Great Wall Motor and Geely Auto to offer diverse auto solutions.

Solving the pain points of NEV OEMs. The emerging NEV OEMs and NEV brands of traditional automotive companies usually adopt a direct sales strategy, resulting in an insufficient service network in terms of both service depth and geographic coverage. We believe this makes us an ideal partner to help them empower their offline service systems. We work together with our NEV OEM clients offering various services via our auto service providers throughout the NEV life cycle. Moreover, NEV OEMs face demands from their customers for a wide range of insurance products, allowing us to engage with clients using our broad lineup of online insurance products.

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

New types of services. The new energy vehicle usually adopts different power systems and body structure, which has created new types of auto services. We are now working closely with both OEMs and our service providers to offer specific services for NEV owners such as battery maintenance and battery change.

Competition

The automobile auto eInsurance market and the integrated auto service market in China are fragmented and competitive, according to Frost & Sullivan. We compete with online and offline insurance intermediaries and insurance companies to sell insurance products. We also compete with other integrated auto service providers that offer similar services as our auto services. As competition in China’s integrated auto service market intensifies, we believe that we are well positioned to take advantage of opportunities in this growing industry due to our leading position in the market, our validated technologies, our client pool and years of experience and industry knowledge from our management team.

Our Technology

We believe that the success of our business is dependent on our technological capabilities which support us in streamlining workflow, delivering superior user experience, securing information on our platforms, increasing operational efficiency and enabling innovations. Our cloud-based digital platform is the foundation of our operations, and supports our entire transaction process. We adopt AI, hybrid cloud, big data and scalable technologies to continuously and iteratively upgrade our systems. We have developed our digital systems and relevant online software and apps, which include our hybrid cloud, online insurance interface, our auto apps, our order allocation system, the auto service modules imbedded in the apps of our enterprise clients and various desktop and mobile applications utilized by our employees, clients and partners. Key components of our technology systems include:

●	Plug-in and flexible implementation: Our digital system empowers our enterprise clients with capability to implement the service solutions rapidly and cost-efficiently, with an average implementation period of less than two weeks. Our clients can choose the service category to customize a service solution while our operation and technical teams work seamlessly to perform the implementation and testing. Our digitalized service solution could be embedded into our client’s existing systems through Application Programming Interface (API), HTML 5, Applet or their own applications without disrupting their previous work processes, meanwhile providing full functionality to serve end customers. Our plug-in auto services are now implemented in over 1,400 of our clients’ diverse online applications.

●	Secured Hybrid Cloud and Data: We developed our hybrid cloud to support our multi-tenant digital platform which process massive transactions every day. Since many of our clients are banking, insurance or other data sensitive institutions, we maintain a financial institution’s level cyber security throughout our systems to monitor and manage data traffic on a real-time basis. We also implement multiple layers of security measures to insulate our database from unauthorized access, along with sophisticated security protocols for communication among applications. We have obtained ISO:27001:2013 information security management system certification from China Cybersecurity Review Technology and Certification Center (CCRC) and S3A3 of Cybersecurity Protection Level by Shanghai Institution of Integrated Application of Network Technology.

●	Innovation: We continue investing in R&D for innovative solutions for our clients and partners. Our auto eInsurance solution helps end customers finish the insurance purchase process within a few minutes. Our multi-tenant platform has derived over 40 sub-systems which continually release new features for clients, partners and our internal staff. We also work closely with NEV OEMs and smart panel companies to deploy new features and services into their mobile applications or car panels to meet trends and customer expectations in the auto industry.

●	Automation. We maintain a highly automated management process. For our auto eInsurance business, we imbedded modules with functions including real-time insurance premium quotes inquiry and underwriting decisions that connects to and automatically interacts with our insurance company clients. Our auto service orders are also processed by our AI task scheduling system based on service category, location and time requirements, and distributed to the best available service providers. Our automation initiatives save time and costs, and boost the efficiency of our business and our clients’ and end customers’ satisfaction.

●	Managing complexity. We believe our multi-tenants digital platform plays a critical role in managing the growing complexity of our business while meeting customer expectations. We are working with over 1,400 enterprise clients, over 47,000 auto service providers, 85 insurance companies and over 64,000 insurance sales partners. Our platform and its 40 derived sub-systems support over 1,400 service solutions embedded in client applications. Our platform digitalizes and manages complex processes and interactions across all parties in the automotive ecosystem with their diverse business workflows.

●	Cyber resilience. We have adopted various IT safety measures to enhance our information security, including firewalls, data encryption and intrusion detection. We utilize multiple data centers in different cities and maintain data redundancy through a real-time multi-layer data backup system to ensure the reliability of our systems. We have implemented a disaster recovery program which enables us to react appropriately in an emergency and instantly back up our data to an additional data center if needed. Our board of directors review our cyber security measures and cyber resilience on a half annual basis. As our suppliers and service providers rely on our digital platforms, they present minimal increase in cybersecurity risks. We work closely with our enterprise clients to ensure the cyber resilience of integrating our digital platforms with their customary platforms and apps.

SunCar’s Hybrid Cloud Platform

As core infrastructure of SunCar digital platform supporting various internal and external systems and to realize intelligent auto services and efficient online automotive insurance, the Company has established a hybrid cloud platform to host massive data from online and offline business activities. SunCar developed the hybrid cloud platform with the assistance of a third-party cloud service provider in 2022. In 2022, the hybrid cloud platform has substantially completed development and entered regular operation and use.

The SunCar hybrid cloud perform as a digital base to bring various auto services from nationwide service providers and insurance products from mainstream insurers to end customers by instant online transactions. Since SunCar cooperates with financial institutions including banks and insurers who usually have high level IT security demands, SunCar has built a private cloud to meet with financial institutions-level data security requirements. In addition to this private cloud, the Company has also established public cloud capabilities to realize extensive connectivity to service providers, end customers and other business applications. The hybrid cloud platform, consisting of public and private clouds, enables SunCar to provide reliable and efficient services to both its institutional partners as well as the end customers and service providers.

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

Intellectual Property

We regard our copyrights, service marks, trademarks, trade secrets, and other intellectual properties as critical to our success. We rely on trademarks and copyrights; trade secret protection; and non-competition, confidentiality, and license agreements with our employees, end consumers, partners, and others to protect our intellectual property rights. Before we launch any new products or services, we apply for registration of related trademarks, and software copyrights. As of December 31, 2023, we had 27 registered trademarks, 150 registered copyrights of computer software, and 6 registered domain names that are material to our business.

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

Recent Developments

During the year ended December 31, 2023, SunCar has continued to develop and expand its business, in both its auto services business and its auto eInsurance business.

In terms of SunCar’s auto services business, SunCar has expanded its services network from over 42,000 third-party brick-and-mortar auto service providers as of December 31, 2021, to over 45,000 as of December 31, 2022 and over 47,000 as of December 31, 2023. With this extensive service network, SunCar served over 1,400 enterprise clients connected to its online platform as of December 31, 2023, compared to over 1,300 as of December 31, 2022 and over 1,200 as of December 31, 2021. During the last five years ending in December 31, 2023, SunCar had completing over 107 million service orders, compared to over 96 million during the last five years ending in December 31, 2022.

In terms of SunCar’s auto eInsurance business, SunCar has also expanded its network of partners, growing from over 59,000 insurance sales partners registered on its insurance application as of December 31, 2021 to over 62,000 in December 31, 2022 and over 64,000 in December 31, 2023. As of December 31, 2023, SunCar continued to maintain branch headquarters in 32 cities in 20 provinces of China.

During the year ended December 31, 2023, SunCar has also realized significant growth in its business line serving new energy vehicle (NEV) and smart car panel players, growing from 8 customers in this segment as of December 31, 2021 to 13 as of June 30, 2022, 17 as of December 31, 2023 and 20 as of the date of this Report.

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

The chart below summarizes the Company’ corporate structure and identifies its principal subsidiaries, where the entities below the dashed line are organized in PRC under PRC laws.

Other A-Series Ordinary Shares
44.67%
AUTOMOBILE SERVICES GROUP LIMITED (BVI)
46.50%
SSDL HOLDINGS LIMITED(BVI)
8.83%
SunCar Technology Group Inc.（SDA）
100%
Auto Services Group Limited（CAY）
100%
Auto Services Group Holdings Limited（CAY）
100%
Auto Market Group Limited（HK）
100%
境外
境内
100%
Anqi Technology (Zhejiang) Co., Ltd
100%
Shanghai Cuhong Automotive Service Co., Ltd
Haiyan Trading (Shanghai) Co., Ltd
100%
Li Mo (Shanghai) Technology Co., Ltd
100%
Shanghai Feiyou Trading Co., Ltd
0.99%
55.3403%
Ningbo Shengning LLP
6.2559%
Other Shareholders
37.41%
Shengshi Dalian Insurance Agency Co.,Limited
80%
Beijing Beisheng United Insurance Agency Co., Ltd
100%
Chengdu Shengda Insurance Agency Co., Ltd
81.6913%
Shanghai Shengshi Dalian Automobile Service Co., Ltd
100%
Nanjing Xinda New Insurance Agency Co., Ltd
100%
Shanghai Anite Insurance Agency Co., Ltd
49%
Shanghai Congzuo Industrial Development Co., Ltd
100%
Guangdong Tianzhuo Automobile Service Co., Ltd
Jingning Jiashun Automotive Technology Service Co., Ltd
Shanghai Louduo Technology Co., Ltd
Jiangsu Shengda Automobile Service Co., Ltd
Shanghai Qianjing Automobile Service Co., Ltd
Shanghai Chengle Network Technology Co., Ltd
Shanghai Xuanbei Automotive Service Co., Ltd
100%
Shanghai Guahong Industrial Development Co., Ltd
2023-12-31

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

A. Operating Results

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

Business Overview

We are a leading provider of digitalized enterprise auto services and auto eInsurance in China. We generate our revenue from auto service business, auto eInsurance business and technology service business.

We operate our auto services business through offering customized service solutions to our enterprise clients (its “auto service partners”), who are major banks, insurance companies and other enterprises who have end customers demanding automotive services. The auto service includes regular maintenance as well as reserved services. Those services are ultimately provided to end-customers of our enterprise clients by auto service providers we engage through our online platform.

For auto eInsurance business, we facilitate the sales of automobile insurance products underwritten by major insurance companies in China. We receive commissions from these insurance companies, typically a percentage of the premium paid by insurance purchasers. We implement, automates and streamlines the insurance purchasing process on our proprietary, fully online digital apps, integrating full spectrum products from leading insurers in China.

We operate our technology service business by providing technical software and consulting related to automobile services and insurance. We have built modular online management tools such as customer relationship management (CRM), order management, finance management and visual analysis systems, based on its proprietary hybrid cloud platform. All of our auto service providers and insurance sales partners use all or some of these online tools to manage their daily work, allowing the opportunity to monetize these online softwares we built.

Significant Factors Impacting Financial Results

Relationship with customers

For auto services business, our enterprise clients mainly comprising of banks, insurance companies, telecoms companies, airlines and other large corporations. For auto eInsurance business, we distribute primarily automobile insurance products on behalf of well-known insurance companies in China. It is critical for us to maintain good relationship and obtain recognition from both our enterprise clients and their end consumers. We need to keep growing our business, building our brand influence and improving our quality of service to attract new clients, solidify relationships with existing clients, and bring satisfactory service experience to end consumers. Positive feedback from end consumers encourages our clients to deepen their business relations with us.

Cooperation with service providers

For auto services business, we rely on auto service providers to deliver a variety of automobile-related services to the customers of our enterprise clients. Positive feedback from end consumers depends on the quality of service provided by our service providers. If our relationships with our service providers deteriorate, our business, financial condition and results of operations may be materially and adversely affected.

For auto eInsurance business, we collaborate with various external referral sources to expand our market penetration and broaden our end consumer base. We build up a business network of external sales partners, including offline after-sales networks with frequent exposure to car owners, major online platforms with significant user traffic, and emerging NEV OEMs and service providers. Our good relationships with external referral sources are crucial for We to attract end customers for our auto eInsurance business.

Operating efficiency of our business

While we expect our operating costs and expenses to increase as our business grows, we also expect them to decrease as a proportion of our revenues as we improve our operating efficiency and achieve greater economies of scale.

The cross-utilizations and interconnections between our auto service and auto eInsurance business lines enable positive feedback loops between them and symbiotic growth of both. While we are developing our nation-wide automotive service provider network, these service providers become our sales partners of our auto eInsurance business. Conversely, when we engage with insurance companies to sell their insurance products, we also engage them as clients of our auto services.

Our business is built on a cloud-based, multi-tenant digital platform to which we have continued to integrate both our client base as well as our service and sales network. We are in the process of digitalizing all our internal workflow as well as the related business processes of our partners, empowering them with efficient and user-friendly tools and systems. We continue to adopt more cutting-edge technologies in AI, big data and Robotics Process Automation (“RPA”) to iteratively upgrade our digital platform for new features and better performance.

Regulations

Our auto eInsurance business, like all insurance-related business in China, are extensively regulated by the China Banking and Insurance Regulatory Commission (“CBIRC”), under regulations including but not limited to PRC Insurance Law, Regulatory Provisions on Professional Insurance Agencies. Aspects of our auto eInsurance business so regulated include terms and premium rates of the insurance products we distribute for major insurance companies, the commission rates we earn, as well as the way we operate our auto eInsurance businesses generally. Regulations or administrative measures further restricting or reducing insurance premiums or insurance agency commissions could have material adverse impact on the revenue and profitability of our auto eInsurance business, if we are not able to increase our business volume and efficiency to compensate for the effect of such regulatory changes, or pass on any downward impact on our revenue to external participants in the insurance supply chain.

Impact of COVID-19 and Other Global Disasters

The effect of the novel coronavirus (“COVID-19”) has significantly impacted the global economy since 2020. COVID-19 and the measures taken by countries, particularly China, have adversely affected and could in the future materially adversely impact our business, results of operations, and financial condition. The pandemic has resulted in government implementing numerous measures such as travel restrictions, quarantines, shelter in place orders, and factory and office shutdowns. In addition, the weakness in the overall financial markets may cause us difficult in securing additional financing, and the weakened financial conditions of our clients, suppliers, and business partners may prevent them from honoring their obligations to us. During the severe pandemic time, some of the customers suffered debt crisis under the pressure of cash flow under the pressure of cash flow, were unable to pay on time and then extended the payment schedule for our accounts receivable. We considered the collectability of the accounts receivable based on the cautious estimation, and continued to keep close monitor to the collection of our accounts receivable, and manage the bad debt.

In December 2022, Chinese government declared to treat COVID-19 as Category B disease, and authorities dropped quarantine measures against people infected with COVID-19 and stopped designating high-risk and low-risk areas. The macroeconomic in China and the financial performance of our customers are recovering as of the date of this Annual Report.

The ultimate impact of COVID-19 and other global disasters on our business, results of operations, financial condition, and cash flows is dependent on future developments, including natural forces and government responses which are uncertain and beyond our prediction at this time. We will pay close attention to the development of these macroeconomic risks, assess and take measures to minimize their impacts.

Impact of Global Inflationary Pressures

We face two types of possible inflationary pressures: a general pressure from inflation-related economic slowdown, and a specific pressure from inflation of the prices of fuel. First, we consider the impact of inflation on the business is immaterial as the operations are in China, and China’s inflation rates have been relatively stable in the last three and a half years: approximately 0.9%, 2.0%, and 0.2%  for the years ended December 31, 2021, 2022 and 2023, respectively. Second, since the 2022 inflation episode was triggered by the conflict in Ukraine and the resulting increase in fossil fuel prices, it particularly impacts the automobile industry which still mainly relies on fossil fuel to power the vehicles. Thus, with the increasing fuel price, people may drive less, and less people may choose to buy cars, the automotive and related industries, including insurance, auto service and technology service industries where we operate, would also be adversely impacted. However, we anticipate the pressure to be limited, since we have been working with car manufactures directly and indirectly request the insurance company to develop insurance products designed for NEVs. We believe as the NEVs become more and more popular, insurance for NEVs can effectively increase our revenues and offset the adverse impact brought by the increase fuel prices.

Impact of Supply Chain Disruptions

Outbreak of COVID-19 since the beginning of March 2020 has adverse impact on our supply chain, which led to general shutdown of cities, and weaken the financial conditions of our service providers. However, it did not lead to severe supply chain disruptions, because that (1) our auto service business, our service providers recover quickly from the impact of COVID-19 to provide more service due to the uptrend of vehicle usage post COVID-19, and we have a large auto service provider network to confront with the situation that some of our service provider could not provide service temporarily due to the adverse impact of COVID-19; (2) our auto eInsurance business does not encounter any supply chain disruption as our external referral sources could expand our market penetration and broaden our end consumer base both online and offline. We continuously pay close attention to the supply chain impact of COVID-19, perform further assessment and takes relevant measures to minimize the impact. Except for the impact of COVID-19, there is no any other interruptions that led to supply chain disruptions that would affect our business.

Therefore, as of the date of this Annual Report, supply chain disruptions do not materially affect our outlook or business goals, nor have it materially impacted our results of operations or capital resources.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our consolidated financial statements are described below, which should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this Annual Report. When reviewing its financial statements, you should consider:

●	our selection of critical accounting policies;

●	the judgments and other uncertainties affecting the application of such policies;

●	the sensitivity of reported results to changes in conditions and assumptions.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include (i) revenue recognition; (ii) allowance for doubtful accounts; (iii) valuation allowances of deferred tax assets; and (iv) useful lives of software and equipment.

Revenue Recognition

Revenues of continuing operations of us are mainly generated from providing auto service, auto eInsurance service and technology service.

Auto service

We define enterprise clients as our customers and we sell auto service coupons to enterprise clients, which each coupon represents one specific auto service. There are various service types including vehicle washing, waxing, maintenance, driving service and road assistance, and we only provide one specific service among various service types for each specific service coupon. We identify each specific service coupon as a contract that establishes enforceable rights and obligations for each party. We charge the service fee at a fixed price per service when the service is performed. For service coupons with limited duration, we either charge the service fee at a fixed price per service when the service is performed or when the coupon expires, whether or not the service has been performed. We consider each service coupon is a distinct service that is capable of providing a benefit to the customer on its own according to ASC 606-10-25-14(a). Therefore, we identify only one performance obligation under a contract, which is to provide a specific service or to stand-ready to perform a specific service within a limited duration. We act as a principal as we control the right to services before the services are provided to customers and we have the ability to direct other parties to provide the services to customers on our behalf. Specifically, we have the ability to choose service providers, is primarily responsible for the acceptability for the service meeting customer specifications, bears inventory risk after transfer of control of services to customers, and has the discretion in establishing the price with customers and with service providers and bears credit risk. We recognize revenue in the gross amount of consideration at a point of time when the service is provided, or when the service coupon expires. We do not provide refunds to customers when a coupon is expired but not used.

Auto eInsurance service

We provide auto eInsurance service distributing primarily automobile insurance on behalf of the insurance companies and charges insurance companies for intermediation service commissions. Auto eInsurance services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. We have satisfied the performance obligation to recognize revenue when the premiums are collected by the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, we do not accrue any auto eInsurance service commission and fees prior to the receipt of the related premiums. No allowance for cancellation has been provided for intermediation services as cancellation of policies rarely occurs.

Technology service

We provide technology service including technical software and consulting related to automobile services and insurance, such as customer relationship management (CRM), order management, finance management and visual analysis systems. We charge service fee based on fixed price per month for service provided, and recognize revenue over time during the service period.

Allowance for doubtful accounts

We review the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. We consider many factors in assessing the collectability of our receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Adoption of Accounting Standards Update (“ASU”) 2016-13

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. We adopted ASU 2016-13 from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to US$0.5 million recognized as of January 1, 2023.

We recognized bad debt expense of nil and US$26.0 million for the years ended December 31, 2021 and 2022, respectively, and reversed credit losses of US$4.1 million for the years ended December 31, 2023. The reversal of credit losses was mainly due to the adoption of ASC 326. A 10% increase in our bad debt provision would have decreased our net income, or increased/(decrease) our net loss from continuing operations by nil, 24%, and (3%) for the year ended December 31, 2021, 2022, and 2023, respectively.

Valuation allowance of deferred tax assets

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We consider positive and negative evidence when determining whether a portion or all of our deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, our experience with tax attributes expiring unused, and our tax planning strategies. The ultimate realization of deferred tax assets is dependent upon our ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, we have considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

For the years ended December 31, 2021, 2022 and 2023, We recognized valuation allowance of deferred tax assets of US$0.2 million, US$5.4 million and US$4.5 million, respectively. A 10% increase in our valuation allowance of deferred tax assets would have decreased our net income, or increase its net loss from continuing operations by nil, 5%, and 3% respectively, for the years ended December 31, 2021, 2022 and 2023.

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

Key Components of Results of Operations

Revenue

Revenues of us are derived from auto service, auto eInsurance service and technology service. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated.

	For the Years Ended December 31,
	2021		2022		2023
	(In thousands, except for percentages)
Auto service	$187,880	75%	$199,294	71%	$214,979	60%
Auto eInsurance service	56,766	23%	67,640	24%	118,109	32%
Technology service	4,589	2%	15,479	5%	30,658	8%
Total	$249,235	100%	$282,413	100%	$363,746	100%

Auto service. We provide/offer customized auto services, ultimately provided to end-customers of our enterprise clients. These services include regular maintenance as well as reserved services such as car wash, oil change, tire repair, car beautification, road assistance, flight pickup, designated driving, VIP lounge, etc. We charge the service fee either based on the number of service items completed at a fixed price per item, or, charges for the service coupons with limited duration term sold, no matter whether services have been performed. We act as a principal as we control the right to services before providing them to end customers. Therefore, we recognize revenue in the gross amount of consideration at the point of time when the service is provided, or when the service coupons with limited duration term expired.

Auto eInsurance service. We provide auto eInsurance service distributing automobile insurance products on behalf of insurance companies. Auto eInsurance services are considered to be rendered and completed and revenue is recognized at the time an insurance policy becomes effective, i.e. when the signed insurance policy is in place and the premium is collected from the insured. We recognize revenue when the premiums are collected by the respective insurance companies, because collectability is not ensured until receipt of the premium. Accordingly, we do not accrue any commission and fees prior to the receipt of the relevant premiums.

Technology service. We operate our technology service business by providing technical software and consulting related to automobile services and insurance, including modular online management tools such as customer relationship management, order management, finance management and visual analysis systems. For use of our technology services, we charge technology service fees based on fixed prices per service period (usually one month) for service provided, and recognize revenue over time during the service period.

Operating costs and expenses

The following table set forth our operating costs and expenses, both in absolute amount and as a percentage of total revenues, for the years indicated.

	For the Year Ended December 31,
	2021		2022		2023
	(In thousands, except for percentages)
Integrated service cost	$156,852	63%	$166,793	59%	$209,553	58%
Promotional service expenses	55,222	22%	65,500	23%	112,504	31%
Selling expenses	12,731	5%	16,477	6%	20,578	6%
General and administrative expenses	10,420	4%	37,742	13%	22,462	6%
Research and development expenses	3,651	1%	8,478	3%	14,111	4%
Total	$238,876	95%	$294,990	104%	$379,208	105%

Integrated service cost. The integrated service cost primarily consists of (i) service fees paid to auto service providers to provide customized service for end consumers of its enterprise clients; and (ii) service fees paid to suppliers engaged to provide technical support for our technology service. The service fee is determined based on and recognized in the period of the actual services rendered.

Promotional service expenses. Promotional service expenses represent (i) promotional service fee to explore extensive networks of auto service and auto eInsurance; and (ii) service fees we pay to promotion channels, including but not limited to offline after-sales networks, online platforms, and emerging NEV OEMs and service providers. Promotional service expenses are recognized in the period incurred.

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

Results of Operations

Year ended December 31, 2023 compared with year ended December 31, 2022

The following table sets forth a summary of audited consolidated results of operations for the years indicated. This information should be read together with audited consolidated financial statements and related notes included elsewhere in this Annual Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,		Change
	2022	2023	Amount	%
Revenues
Auto service	$199,294	$214,979	$15,685	8%
Auto eInsurance service	67,640	118,109	50,469	75%
Technology service	15,479	30,658	15,179	98%
Total revenues	282,413	363,746	81,333	29%

Operating costs and expenses
Integrated service cost	(166,793)	(209,553)	(42,760)	26%
Promotional service expenses	(65,500)	(112,504)	(47,004)	72%
Selling expenses	(16,477)	(20,578)	(4,101)	25%
General and administrative expenses	(37,742)	(22,462)	15,280	-40%
Research and development expenses	(8,478)	(14,111)	(5,633)	66%
Total operating costs and expenses	(294,990)	(379,208)	(84,218)	29%

Operating loss	(12,577)	(15,462)	(2,885)	23%

Other income/(expenses)
Financial expenses, net	(3,659)	(4,435)	(776)	21%
Investment income	441	518	77	17%
Change of fair value of warrant liabilities	-	(629)	(629)	N/A
Other income, net	5,121	5,001	(120)	-2%
Total other income, net	1,903	455	(1,448)	-76%

Loss before income tax expense	(10,674)	(15,007)	(4,333)	41%
Income tax expense	(231)	(2,572)	(2,341)	1013%
Loss from continuing operations, net	(10,905)	(17,579)	(6,674)	61%

Discontinued operations:
Net loss from discontinued operations	(994)	-	994	-100%

Net loss	(11,899)	(17,579)	(5,680)	48%
Other comprehensive loss
Foreign currency translation difference	(2,410)	(1,137)	1,273	-53%
Total comprehensive loss	$(14,309)	$(18,716)	(4,407)	31%

Revenue

Our total revenue increased by 29% from US$282.4 million for the year ended December 31, 2022 to US$363.7 million for the year ended December 31, 2023.

Auto service. Auto service revenue increased by 8% from US$199.3 million for the year ended December 31, 2022 to US$215.0 million for the year ended December 31, 2023. The increase was driven by the increase of service orders in 2023. Extensive service network we developed served more enterprise clients, and completed more auto services orders in 2023.

Auto eInsurance service. Auto eInsurance service revenue increased by 75% from US$67.6 million for the year ended December 31, 2022 to US$118.1 million for the year ended December 31, 2023, which was driven by the increasing number of insurance policy sold for the year ended December 31, 2023. We ranked first in terms of auto insurance premium facilitated for NEVs in China.  NEVs’ sales have increased sharply in recent years, and thus, our auto eInsurance business expanded rapidly. Therefore, while average commission for the year ended December 31, 2023 decreased by 12% compared with the year of 2022 due to the regulation requirement and normal market fluctuation, such decrease was offset by the increase in the number of insurance policy by 108% compared with those for the year ended December 31, 2022

Technology service. Technology service revenue increased by US$15.2 million from US$15.5 million for the year ended December 31, 2022 to US$30.7 million for the year ended December 31, 2023. Technology service is a new business focus of us starting from 2021 and the increase is due to our continuous expansion in new business to acquire more market share. The increase is also due to increasing reliance of cooperative insurance companies on our insurance app with the development of online business, which brings more cooperation on technology service. Through the application of Private Cloud Platform, the development process was simplified, and we can easily obtain various tools for software development, testing, operation and maintenance to strengthen software platform to increase business capacity and better serve the customers.

Operating costs and expenses. Operating costs and expenses increased by 29% from US$295.0 million for the year ended December 31, 2022 to US$379.2 million for the year ended December 31, 2023.

Integrated service cost. Integrated service cost increased by 26% from US$166.8 million for the year ended December 31, 2022 to US$209.6 million for the year ended December 31, 2023.  The increase of integrated service costs was in line with the increase of revenue in our auto service and significant increase in the technology service.

Promotional service expenses. Promotional service expenses increased by 72% from US$65.5 million for the year ended December 31, 2022 to US$112.5 million for the year ended December 31, 2023. The increase of promotional service was in line with the increase of revenue in our auto service and auto eInsurance service.

Selling expenses. Selling expenses increased by 25% from US$16.5 million for the year ended December 31, 2022 to US$20.6 million for the year ended December 31, 2023, primarily due to (i) an increase in promotion expense of US$1.1 million for market expansion after the public listing; and (ii) an increase in compensation of US$2.9 million for part-time sales personnel with increase numbers of service centers nationwide.

General and administrative expenses. General and administrative expenses decreased by 40% from US$37.7 million for the year ended December 31, 2022 to US$22.5 million for the year ended December 31, 2023, primarily due to the decrease of bad debt expense of US$30.1 million for the year ended December 31, 2023 since the adoption of ASC326, offset by (i) the increase of professional service expense of US$4.7 million due to the public listing, and (ii) the increase of share-based compensation expense related to Earnout Shares of US$9.7 million.

Research and development expenses. Research and development expenses increased by 66% from US$8.5 million for the year ended December 31, 2022 to US$14.1 million for year ended December 31, 2023, primarily due to more research expenditures on the software used in the auto eInsurance service and technology service.

Adjusted EBITDA. Adjusted EBITDA increased by $7.2 million, to $1.6 million in year ended December 31, 2023. See our reconciliation of Operating profit (loss) to Adjusted EBITDA within the section titled “Non-GAAP Financial Measures.”

Discontinued operations

On March 1, 2022, we entered into a share purchase agreement with Jiachen Information Technology (Shanghai) Co., Ltd. (“Jiachen”), an affiliate of Mr. Ye Zaichang, to transfer the total equity of Shengda Group at a nominal consideration of RMB1. The disposal transaction was completed as of March 1, 2022. As the disposal of Shengda Group was under common control, no gain or loss was recorded as the result of the disposal, and instead impacts were charged to additional paid in capital.

Year ended December 31, 2022 compared with year ended December 31, 2021

The following table sets forth a summary of audited consolidated results of operations for the period indicated. This information should be read together with audited consolidated financial statements and related notes included elsewhere in this Annual Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,		Change
	2021	2022	Amount	%
	(In thousands, except for percentages)
Revenues
Auto service	$187,880	$199,294	$11,414	6%
Auto eInsurance service	56,766	67,640	10,874	19%
Technology service	4,589	15,479	10,890	237%
Total revenues	249,235	282,413	33,178	13%

Operating costs and expenses
Integrated service cost	(156,852)	(166,793)	(9,941)	6%
Promotional service expenses	(55,222)	(65,500)	(10,278)	19%
Selling expenses	(12,731)	(16,477)	(3,746)	29%
General and administrative expenses	(10,420)	(37,742)	(27,322)	262%
Research and development expenses	(3,651)	(8,478)	(4,827)	132%
Total operating costs and expenses	(238,876)	(294,990)	(56,114)	23%

Operating profit (loss)	10,359	(12,577)	(22,936)	-221%

Other income/(expenses)
Financial expenses, net	(3,045)	(3,659)	(614)	20%
Investment income	759	441	(318)	-42%
Other income, net	2,457	5,121	2,664	108%
Total other income, net	171	1,903	1,732	1013%

Income (Loss) before income tax expense	10,530	(10,674)	(21,204)	-201%
Income tax expense	(938)	(231)	707	-75%
Income (Loss) from continuing operations, net	9,592	(10,905)	(20,497)	-214%

Discontinued operations:
Net loss from discontinued operations	(27,682)	(994)	26,688	-96%

Net loss	(18,090)	(11,899)	6,191	-34%
Other comprehensive income
Foreign currency translation difference	907	(2,410)	(3,317)	-336%
Total comprehensive loss	$(17,183)	$(14,309)	2,874	-17%

Revenue

Our total revenue increased by 13% from US$249.2 million for the year ended December 31, 2021 to US$282.4 million for the year ended December 31, 2022.

Auto service. Auto service revenue increased by 6% from US$187.9 million for the year ended December 31, 2021 to US$199.3 million for the year ended December 31, 2022. The increase was driven by the increase of service orders in 2022. Extensive service network we developed served more enterprise clients, and completed more auto services orders in 2022.

Auto eInsurance service. Auto eInsurance service revenue increased by 19% from US$56.8 million for the year ended December 31, 2021 to US$67.6 million for the year ended December 31, 2022, which was driven by the increasing number of insurance policy sold for the year ended December 31, 2022. We ranked first in terms of auto insurance premium facilitated for NEVs in China. NEVs’ sales have increased sharply in recent years, and thus, our auto eInsurance business expanded rapidly. Therefore, while average commission for the year ended December 31, 2022 decreased by 30% compared with the year of 2021 due to the regulation requirement and normal market fluctuation, such decrease was offset by the increase in the number of insurance policy by 77% compared with those for the year ended December 31, 2021.

Technology service. Technology service revenue increased by US$10.9 million from US$4.6 million for the year ended December 31, 2021 to US$15.5 million for the year ended December 31, 2022. Technology service is our new business focus starting from 2021 and the increase is due to our continuous expansion in new business to acquire more market share. The increase is also due to our improved IT infrastructure to expand this business line. Through the application of Private Cloud Platform, the development process was simplified, and we can easily obtain various tools for software development, testing, operation and maintenance to strengthen software platform to increase business capacity and better serve the customers.

Operating costs and expenses. Operating costs and expenses increased by 23% from US$238.9 million for the year ended December 31, 2021 to US$295.0 million for the year ended December 31, 2022.

Integrated service cost. Integrated service cost increased by 6% from US$156.9 million for the year ended December 31, 2021 to US$166.8 million for the year ended December 31, 2022. The increase of integrated service cost was in line with the increase in its auto service revenue.

Promotional service expenses. Promotional service expenses increased by 19% from US$55.2 million for the year ended December 31, 2021 to US$65.5 million for the year ended December 31, 2022. The increase of promotional service was in line with the increase of revenue in its auto eInsurance service.

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

Research and development expenses. Research and development expenses increased by 132% from US$3.7 million for the year ended December 31, 2021 to US$8.5 million for year ended December 31, 2022, primarily due to more research expenditures on the software used in the auto eInsurance service and technology service.

Discontinued operations

On March 1, 2022, we entered into a share purchase agreement with Jiachen Information Technology (Shanghai) Co., Ltd. (“Jiachen”), an affiliate of Mr. Ye Zaichang, to transfer the total equity of Shengda Group at a nominal consideration of RMB1. The disposal transaction was completed as of March 1, 2022. As the disposal of Shengda Group was under common control, no gain or loss was recorded as the result of the disposal, and instead impacts were charged to additional paid in capital.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, the Company’s management believes that Adjusted EBITDA, which is a non-GAAP measure that excludes certain non-recurring items such as costs and expenses related to the Business Combination and prior and subsequent capital raises, is useful in evaluating our operational performance. The Company uses this non-GAAP financial information to evaluate our ongoing operations and for internal planning, budgeting and forecasting purposes. We believe that this non-GAAP financial information, when taken collectively with GAAP measures, may be helpful to investors in assessing our operating performance and comparing our performance with competitors and other comparable companies, which may or may not present similar non-GAAP financial measures to investors. Our computation of these non-GAAP measures may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate these measures in the same fashion. We endeavor to compensate for the limitation of the non-GAAP measure presented by also providing the most directly comparable GAAP measure and a description of the reconciling items and adjustments to derive the non-GAAP measure. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures on a supplemental basis.

Adjusted EBITDA

We believe that Adjusted EBITDA, as defined below, is useful in evaluating our operational performance distinct and apart from certain expenses that may not be indicative of our recurring core business operating results and non-operational expenses. Adjusted EBITDA is defined as Operating profit (loss) adjusted for depreciation and amortization, share-based compensation and non-recurring expenses related to the Business Combination and prior and subsequent capital raises. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Total revenues.

The following table reconciles Operating profit (loss) to Adjusted EBITDA for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,
	2021	2022	2023
	(In thousands)
Operating profit (loss)	$10,359	$(12,577)	$(15,462)
Depreciation and amortization (1)	4,055	5,078	4,114
Share-based compensation (2)	1,668	1,599	11,295
Transaction fees (3)	130	357	1,702
Adjusted EBITDA	$16,212	$(5,543)	$1,649
Adjusted EBITDA Margin	6.5%	(2.0)%	0.5%

(1) Non-cash expenses related to depreciation and amortization

(2) Non-cash expense related to compensation costs for equity classified awards (both for the subsidiary and the Group)

(3) Includes non-recurring transaction related fees and expenses associated with the Company’s Business Combination and prior and subsequent capital raises

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Our subsidiaries incorporated in the BVI are not subject to taxation in the British Virgin Islands.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, and the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax had been made to China Auto Market Group Ltd., a subsidiary of us, during the years ended December 31, 2021, 2022 and 2023 as it did not have assessable profit during the periods presented.

PRC

Generally, our subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

According to Taxation [2019] No. 13 which was effective from January 1, 2019 to December 31, 2021 and Taxation [2021] No. 12 which was effective from January 1, 2021 to December 31, 2022, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 2.5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million in 2021 and 2022. According to Taxation [2022] No. 13 which was effective from January 1, 2022 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income between RMB1 million and RMB3 million. According to Taxation [2023] No. 06 which was effective from January 1, 2023 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million.

High and new technology enterprises enjoy a preferential tax rate of 15% under PRC tax law. Shanghai Chengle Network Technology Co., Limited, one of our subsidiaries, currently qualifies as a “new high-tech enterprise”, and has been entitled to the preferential rate of 15% from 2018 through 2021, and successfully renewed the qualification in December 2021, which would be effective within 3 years. Shengda Automobile, one of our key subsidiaries, qualified as a “new high-tech enterprise” and was entitled to a preferential tax rate of 15% from 2018 through 2021, and successfully renewed the qualification in December 2021, which would be effective within 3 years.

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

If our holding company in the Cayman Islands or any of its subsidiaries outside of China were deemed to be a “resident enterprise” under the Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Liquidity and Capital Resources

	For the years ended December 31,
	2021	2022	2023
	(In thousands)
Net cash used in operating activities of continuing operations	$(19,105)	$(16,092)	$(27,651)
Net cash used in operating activities of discontinued operations	(6,462)	(52)	-
Net cash used in investing activities of continuing operations	(20,091)	(5,402)	(2,394)
Net cash used in investing activities of discontinued operations	(591)	(517)	-
Net cash (used in) provided by financing activities of continuing operations	(1,185)	10,636	40,434
Net cash provided by financing activities of discontinued operations	1,119	-	-
Effect of exchange rate changes	1,827	(2,573)	(711)
Net (decrease) increase in cash and restricted cash	$(44,488)	$(14,000)	$9,678

Our principal sources of liquidity have been cash provided from bank borrowings, and revenue generated from its business operation. As of December 31, 2023, we had US$30.9 million in cash, and US$2.7 million restricted cash, of which almost all of the cash was denominated in Renminbi. Most of the cash and restricted cash were held at banks located in China.

We believe that our current cash on hand, short-term investments and cash provided by equity security will be sufficient to meet the current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that the cash requirements exceed the amount of cash on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to the shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

We expect that substantially all of our future revenues will be denominated in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating Activities

Net cash used in operating activities of continuing operations for the year ended December 31, 2023 was US$27.7 million, as compared to net loss from continuing operations of US$17.6 million. The principal changes accounting for the difference between net loss and net cash used in operating activities in 2023 were an adjustment of US$13.7 million non-cash items including the change of share-based compensation of the Group of US$9.8 million and depreciation and amortization of US$4.1 million offset by the reversal of allowance of accounts receivable of US$4.1 million, an increase of prepaid expenses and other current assets of US$55.9 million, offset by a decrease of accounts receivable of US$30.8 million due to well collection, an increase of accounts payable of US$3.1 million. The increase of prepaid expenses and other current assets was primarily due to a significant increase of pre-recharge funds to auto service provider for the purpose of getting a more preferential service price. The increase of accounts payable was primarily due to the growth of our technology service business.

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

Net cash used in operating activities of continuing operations for the year ended December 31, 2021 was US$19.1 million, as compared to a net income from continuing operations of US$9.6 million. The difference between net income and net cash used in operating activities was primarily attributable to an increase of US$35.1 million in accounts receivable and a decrease of US$15.0 million in accrued expenses and other current liabilities, offset by an increase of US$13.6 million in accounts payable, and depreciation and amortization of US$4.1 million. The increase of accounts receivables and accounts payable was primarily due to the growth of our auto service business. The decrease of accrued expenses and other current liabilities was due to the fact that the settlement of payable of purchasing software has completed within the year ended December 31, 2020.

Investing Activities

Net cash used in investing activities of continuing operations for the year ended December 31, 2023 was US$2.4 million, primarily consisting of US$4.9 million in software and equipment purchase, and US$1.7 million in purchase of other non-current assets, offset by proceeds from the redemption of short-term investment of US$4.7 million.

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

Financing Activities

Net cash provided by financing activities of continuing operations for the year ended December 31, 2023 was US$40.4 million, consisting primarily of US$104.5 million from short-term bank borrowings, proceeds from Private Placement of US$21.7 million and proceeds from issuance of ordinary shares, net of issuance cost of US$18.5 million, offset by repayment of short-term bank borrowings of US$94.0 million and repayments of payables to related parties of US$10.0 million.

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

Capital Expenditures

Our capital expenditures are primarily incurred for purchase of software and equipment, and the installation of private cloud system. Its capital expenditures were US$10.3 million, US$5.6 million and US$6.6 million for the years ended December 31, 2021, 2022 and 2023, respectively. We intend to fund our future capital expenditures with our existing cash balance and bank borrowings. We will continue to incur capital expenditures as needed to meet the expected growth of its business.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or engages in leasing, hedging or product development services with it.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023.

	Payment Due by Period
	Within one year	1-3 years	Total
Operating lease payment	$788	$512	$1,300
Capital payment	$16,902	$-	$16,902
Short-term borrowings	$83,029	$-	$83,029

We recorded rental expense of US$1.0 million, US$0.6 million and US$0.9 million for the years ended December 31, 2021, 2022 and 2023, respectively. Other than what is disclosed above, we did not have other significant commitments, long-term obligations, or guarantees as of December 31, 2023.

We also have certain capital commitments that primarily related to commitments for the purchase and installation of a private cloud system. Total capital commitments contracted but not yet reflected in the consolidated financial statement was US$16.9 million as of December 31, 2023. All of the capital commitments will be fulfilled in the future according to the investment payment schedule.

From time to time, we take out borrowings with commercial banks to provide for its working capital for daily operation. See “Index to Financial Statements—Borrowings”.

Related Party Transaction

Shengda Automobile Service Group Co., Limited and its subsidiaries (“Shengda Group”), owned by Mr. Ye Zaichang, the Chairman of Board of Directors, was disposed on March 1, 2022, such disposition has been completed as of that date. In addition, we were liable to Jiachen of RMB281.8 million (US$40.9 million) for the transfer of SUNCAR Online as of December 31, 2022. Besides, we were liable to Shengda Group of $4.7 million for the ordinary course of operation, which was interest free, unsecure and could be settled on demand. In the share purchase agreement dated March 1, 2022, we agreed to repay the debt owed to Shengda Group by full before June 1, 2023. In April 2023, we negotiated with Jiachen and consented to have an extension of payment to extend the repayment date to December 31, 2025, with an annual interest rate of 1% from June 30, 2023 to the completion of the repayment.

B. Liquidity and Capital Resources

Please see Item 5.A. “Operating Results-Liquidity and Capital Resources” above.

C. Research and Development, Patents and Licenses, etc.

For the years ended December 31, 2021, 2022 and 2023, our research and development expenses were US$3.7 million, US$8.5 million, and US$14.1 million, respectively. Its research and development expenses consist primarily of payroll and employee benefit for research and development, employees, rental expense, utilities and other related expenses related to design, develop and maintain technological service platform to support its internal and external business. We expect spending in research and development to continue to be significant over time as SunCar plans to continue to invest in its technology and innovation to enhance customer experience and provide value to its business partners.

D. Trend Information

Other than as disclosed in this Report, SunCar is not aware of any trends, uncertainties, demands, commitments or events as of December 31, 2023 that are reasonably likely to have a material and adverse effect on its net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Estimates

Please see Item 5.A. “Operating Results-Critical Accounting Estimates” above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

See “Item 1. Identity of Directors, Senior Management and Advisers—A. Directors and Senior Management.”

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2023, we paid an aggregate of approximately RMB1.78 million (US$0.24 million) in cash and benefits to our directors and executive officers . We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

D. Employees

As of December 31, 2023, we had 543 employees combined in our operations, consisting of 543 full-time and 0 part-time employees. The number of employees for each area of operations, and such employees as a percentage of our total workforce, are as follows:

	As of December 31, 2023
	Employees	Percentage
Management	107	19.71%
Sales & Administration	267	49.17%
Research and Development	169	31.12%
Total	543	100.00%

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of the Ordinary Shares as of December 31, 2023 by:

●	each person known by us to be the beneficial owner of more than 5% of the Ordinary Shares;

●	each of our directors and members of Executive Management; and

●	all our directors and members of Executive Management as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying options, warrants or other derivative securities, as applicable, that are currently exercisable or convertible or exercisable or convertible within 60 days. Ordinary Shares that may be acquired within 60 days of December 31, 2023 pursuant to the exercise of options or Warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such holder but are not deemed to be outstanding for computing the percentage ownership of any other person or entity shown in the table. Each holder of Class B Ordinary Shares is entitled to ten votes per share on all matters to be voted on by shareholders generally, including the election of directors.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them.

	Class A		Class B		Voting
	Ordinary Shares		Ordinary Shares		Power
Name and Address of Beneficial Owner(1)	Number	%	Number	%	(%)
Executive Officers and Directors
Zaichang Ye	—	—	47,000,902	52.4%	87.7%
Bohong Du	—	—	—	—	—
Zhunfu Lei	—	—	—	—	—
Tianshi Yang	—	—	—	—	—
Ms. Saiye Gu	—	—	—	—	—
Yizhi Qian	—	—	—	—	—
Haidong Zhang	—	—	—	—	—
Ms. Lin Bao	—	—	—	—	—
Yongsheng Liu	—	—	—	—	—
All Executive Officers and Directors as a group	—	—	47,000,902	52.4%	87.7%

5% or Greater Holders
Automobile Services Group Limited(2)	—	—	41,708,943	46.5%	77.8%
KMBP Holdings Limited(3)	20,832,142	23.2%	—	—	3.9%
SSDL Holdings Limited(4)	—	—	7,919,622	8.8%	14.8%

(1)	Unless otherwise noted, the business address of each of the named beneficial owner is: c/o Shanghai Feiyou Trading Co., Ltd., Suite 209, No. 656 Lingshi Road, Jing’an District, Shanghai, China.

(2)	Automobile Services Group Limited is 93.7% owned by Zaichang Ye. The registered office is at Viatra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)	KMBP Holdings Limited (“KMBP”) is a special purpose vehicle of China Harvest Fund II, L.P. and China Harvest Co-Investors II, L.P., (collectively, the “China Harvest Funds”) in respect of their investment in Auto Services Group Limited. The general partner of the China Harvest Funds is China Renaissance Capital Investment II, L.P. The general partner of China Renaissance Capital Investment II, L.P. is China Renaissance Capital II GP. The voting powers and investment powers of KMBP is exercised in accordance with its board of directors, which consist of Mark Qiu, Bai Wei, and Yu Chun Yin. KMBP’s address is: Suite 2202A, 22/F, South Island Place, 8 Wong Chuk Hang Road, Hong Kong.

(4)	SSDL Holdings Limited is 100% owned by Zaichang Ye.

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

Except for the balance with Shengda Group, SunCar did not have any other related party transactions for the years ended December 31, 2021, 2022 and 2023.

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

As of December 31, 2023, there were 40,076,493 Class A Ordinary Shares outstanding and issued and 49,628,565 Class B Ordinary Shares outstanding and issued. 5,365,194 public warrants were outstanding, and the holder of each such warrant is entitled to purchase one-half (1/2) of one Class A Ordinary Share at an exercise price of $11.50 per full share. 350,000 private placement warrants were outstanding, and the holder of each such warrant is entitled to purchase one-half (1/2) of one Class A Ordinary Share at an exercise price of $11.50 per full share.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

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

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during our fiscal year ended December 31, 2023 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

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

	For the Fiscal Years Ended December 31,
	2023	2022
Audit fees (1)	$575,000	$700,000
Audit-Related Fees (2)	-	-
Tax Fees (3)	-	-
All other fees (4)	-	-

(1)	Audit Fees: This category includes the audit of our annual financial statements, review of financial statements included in our interim semi-annual report on Form 6-K, and services that are normally provided by independent auditors in connection with statutory and regulatory filings or the engagement for fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.

(2)	Audit-Related Fees: This category consists of assurance and related services by our independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.”

(3)	Tax Fees: This category consists of professional services rendered by our independent auditors for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

(4)	All Other Fees: This category consists of fees for other miscellaneous items.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The details of the Company’s change of auditors are described on its Report of Foreign Private Issuer on Form 6-K filed with the SEC on June 8, 2023.

ITEM 16G. CORPORATE GOVERNANCE

The Company’s corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market other than disclosed below.

NASDAQ Listing Rule 5615(a)(3) permits a Foreign Private Issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3), and the requirement to distribute annual and interim reports set forth in Rule 5250(d), provided, however, that such a Foreign Private Issuer shall follow the following NASDAQ Listing Rules: comply with the Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), the Diverse Board Representation Rule (Rule 5605(f)), the Board Diversity Disclosure Rule (Rule 5606), have an Audit Committee that satisfies Rule 5605(c)(3), and ensure that such Audit Committee's members meet the independence requirement in Rule 5605(c)(2)(A)(ii). Except as provided in this paragraph, a Foreign Private Issuer must comply with the requirements of the Rule 5000 Series.

In accordance with NASDAQ Listing Rule 5615(a)(3), the Company has elected to follow the Company’s home country rules under the laws of the Cayman Islands from time to time in lieu of the requirements of the Rule 5600 Series of the NASDAQ Stock Market Marketplace Rules which are listed below:

1.	Rule 5605(b), pursuant to which (i) a majority of the board of directors must be comprised of independent directors, and (ii) the independent directors must have regularly scheduled meetings at which only independent directors are present.

2.	Rule 5605(c), pursuant to which each company must have, and certify that it has and will continue to have, an Audit Committee of at least three members, each of whom must meet criteria set forth in Rule 5605(c)(2)(A).

3.	Rule 5605(d), pursuant to which each company must (i) certify that it has adopted a formal written Compensation Committee charter and that the Compensation Committee will review and reassess the adequacy of the formal written charter on an annual basis, and (ii) have, and certify that it has and will continue to have, a Compensation Committee of at least two members, each of whom must be an independent director.

4.	Rule 5605(e), pursuant to which director nominees must be selected, or recommended for the board of director's selection, either by independent directors constituting a majority of the board of director's independent directors in a vote in which only independent directors participate, or a nominations committee comprised solely of independent directors.

5.	Rule 5610, pursuant to which each company shall adopt a code of conduct applicable to all directors, officers and employees.

6.	Rule 5620(a), pursuant to which each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer's fiscal year-end.

7.	Rule 5620(b), pursuant to which each company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

8.	Rule 5620(c), pursuant to which each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3 % of the outstanding shares of the company's common voting stock.

9.	Rule 5630, pursuant to which each company that is not a limited partnership shall conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company's Audit Committee or another independent body of the board of directors.

10.	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to the issuance of securities in connection with the acquisition of the stock or assets of another company.

11.	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

12.	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

13.	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction, other than a public offering, involving the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or Substantial Shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance, at a price less than the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

 Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various methods, including technical safeguards, procedural requirements, an intensive monitoring program on our corporate network, continuous testing of our security posture both internally and with outside vendors, a robust incident response program, a review of the effectiveness of our security system with reference to applicable security standards by qualified third parties and regular cybersecurity awareness training for employees. We continuously monitor the performance of our apps, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this Report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our Board of Directors is responsible for overseeing the Company’s cybersecurity risk management and be informed on risks from cybersecurity threats. The Board shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of the Company. In addition, our management team, including those with experience in dealing with confidentiality-related cybersecurity issues, oversee and manage cybersecurity related matters and formulate policies as necessary. Our Board review on an annual basis regarding assessment, identification and management on material risks from cybersecurity threats happened in the ordinary course of our business operations. If a cybersecurity incident occurs, our Board will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our Board will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, such disclosure material will be prepared and reviewed by our Board before it is disseminated to the public.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The disclosures on pages F-1 to F-35 in the Form F-4 are incorporated by reference herein.

The audited consolidated financial statements of the Company for year ended December 31, 2022 are filed as Exhibit 99.1 to the shell company’s report on Form 20-FR filed with the SEC on June 30, 2023 and are incorporated by reference herein.

The unaudited pro forma condensed combined financial information of the Company is filed as Exhibit 99.2 to the shell company’s report on Form 20-FR filed with the SEC on June 30, 2023 and is incorporated by reference herein.

ITEM 19. EXHIBITS

EXHIBIT INDEX

1.1	Second Amended and Restated Amended and Restated Memorandum and Articles of Association of SunCar (incorporated by reference to Exhibit 1.1 of SunCar’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023).
4.1	Specimen Ordinary Share Certificate of SunCar (incorporated by reference to Exhibit 4.8 of SunCar’s registration statement on Form F-4 (File No. 333-269295), filed with the SEC on March 27, 2023).
4.1	Merger Agreement dated May 23, 2022 (incorporated by reference to Exhibit 1.1 of SunCar’s registration statement on Form F-4 (File 333-269295), filed with the SEC on March 27, 2023).
4.2	Resale Lock-up Agreement (incorporated by reference to Annex F of SunCar’s registration statement on Form F-4 (File 333-269295), filed with the SEC on March 27, 2023).
4.3	Warrant Agreement, dated March 1, 2021, by and between Continental Stock Transfer & Trust Company and the Registrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Goldenbridge with the Securities and Exchange Commission on March 5, 2021)
4.4	Rights Agreement, dated March 1, 2021, by and between Continental Stock Transfer & Trust Company and the Registrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Goldenbridge with the Securities & Exchange Commission on March 5, 2021)
4.5	Form of Warrant, by and between Auto Services Group Limited and GEM Yield Bahamas Limited (incorporated by reference to Exhibit 4.9 of SunCar’s registration statement on Form F-4 (File 333-269295)
10.1	Registration Rights Agreement, dated March 1, 2021, among the Registrant, Continental Stock Transfer & Trust Company and the initial shareholders (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Goldenbridge with the SEC on March 5, 2021).
10.2	Form of Employment Agreement between SunCar and SunCar’s executive officers (incorporated by reference to Exhibit 10.6 of SunCar’s registration statement on Form F-4 (File No. 333-269295), filed with the SEC on March 27, 2023).
10.3	Form of Share Purchase Agreement among Auto Services Group Limited, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (incorporated by reference to Exhibit 10.7 of SunCar's registration statement on Form F-4 (File No. 333-269295), filed with the SEC on March 27, 2023).
10.4	Form of Registration Rights Agreement between Auto Services Group Limited and GEM Global Yield LLC SCS (incorporated by reference to Exhibit 10.6 of SunCar’s registration statement on Form F-4 (File No. 333-269295), filed with the SEC on March 27, 2023).
12.1**	Section 302 Certification by the Corporation’s Chief Executive Officer
12.2**	Section 302 Certification by the Corporation’s Chief Financial Officer
13.1**	Section 906 Certification by the Corporation’s Chief Executive Officer and Chief Financial Officer
21.1**’	List of Subsidiaries.
97.1**	Compensation Recovery Policy
99.1	Audited consolidated financial statements of the Company for years ended December 31, 2021 and 2022 (incorporated by reference to Exhibit 99.1 of SunCar’s Shell Company Report on Form 20-FR (File No. 001-41706) filed with the SEC on June 30, 2023).
99.2	Unaudited pro forma condensed combined financial information of the Company (incorporated by reference to Exhibit 99.2 of SunCar’s Shell Company Report on Form 20-FR (File No. 001-41706) filed with the SEC on June 30, 2023).
99.3**	Audited consolidated financial statements of the Company for year ended December 31, 2023.
101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document.
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

**	Filed herewith

#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SUNCAR TECHNOLOGY GROUP INC.

April 29, 2024	By:	/s/ Bohong Du
	Name:	Bohong Du
	Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)