Form 20-F
period 2024-12-31
SunCar Technology Group Inc.
filed 2025-04-28
CIK 1936804

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2024: 51,845,493 Class A Ordinary Shares and 46,659,565 Class B Ordinary Shares.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Report may include, for example, statements about:

●	the Company’s plans to expand its customers base given market trends;

●	the Company’s work to provide digitalized, online services for electric vehicles, and the popular adoption of electric vehicles;

●	the Company’s cooperation with multiple insurance companies, and design and distribution of new insurance products, including exclusive insurance products for electric vehicles drivers;

●	the Company’s increasing monetization of the technology services it provides for small business partners;

●	the Company’s future financial performance, including any expansion plans and opportunities;

●	the Company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors;

●	changes in the Company’s strategy, future operations, financial position, estimated revenue and losses, projected costs, prospects and plans;

●	the implementation, market acceptance and success of the Company’s business model;

●	the Company’s expectations surrounding the growth of its digital platform as a part of its revenues;

●	the Company’s expectations surrounding the insurance it will maintain going forward;

●	the Company’s ability to utilize the “controlled company” exemption under the rules of Nasdaq; and

●	the Company’s ability to maintain the listing of its Class A Ordinary Shares or Warrants on Nasdaq.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	the ability of the Company to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

●	future exchange and interest rates;

●	the Company is highly dependent on the services of its executive officers;

●	the Company may experience difficulties in managing its growth and expanding its operations;

●	the outcome of any legal proceedings that may be instituted against the Company or others in connection with the Business Combination and the related transactions;

●	the Company may face risks and uncertainties associated with laws and regulations within the People’s Republic of China, which may have a material adverse effect on its business;

●	the Company’s auto eInsurance (digitalized insurance intermediation) business and auto services (automobile after-sales services) business largely depend on relationships with customers;

●	the Company relies on our auto service providers and external referral sources to operate its business, therefore relationships with its service providers are crucial to its business;

●	misconduct of the external referral sources the Company engaged to promote our auto eInsurance services is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigation costs;

●	the Company is subject to customer concentration risk;

●	the Company is subject to credit risks from its customers;

●	the Company’s negative net operating cash flows in the past may expose it to certain liquidity risks and could constrain operational flexibility;

●	the insurance business’s cyclical nature, including periods with excess underwriting capacity and unfavorable premium rates; and

●	any significant disruption in services on the Company’s apps, websites or computer systems; and any significant disruption in services on the Company’s apps, websites or computer systems.

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

“Nasdaq” are to the Nasdaq Capital Market;

“Ordinary Shares” are to the Class A Ordinary Shares together with the Class B Ordinary Shares;

“PRC Operating Entities” are to Anqi Data & AI Technology (Zhejiang) Co., Ltd. and its subsidiary, Shanghai Cuhong Automotive Service Co., Ltd., Shanghai Xuanbei Automobile Service Co., Limited, Shanghai Chengle Network Technology Co., Limited, Shanghai Qianjing Automobile Service Co., Limited, Shanghai Louduo Technology Co., Limited, Jingning Jiashun Automobile Technology Co., Limited, Beijing Beisheng United Insurance Agency Co., Ltd, Chengdu Shengda Insurance Agency Co., Ltd, Nanjing Xinda New Insurance Agency Co., Ltd, Shanghai Anite insurance Agency Co., Ltd, Shanghai Shengshi Dalian Automobile Service Co., Ltd, Shengshi Dalian Insurance Agency Co., Ltd., Shanghai Feiyou Trading Co., Limited; Li Mo (Shanghai) Technology Co., Ltd., Guangdong Tianzhuo Automobile Service Co., Ltd., Haiyan Trading (Shanghai) Co., Ltd, Zhejiang Qixuan Automotive Service Co., Ltd, and Jiangsu Shengda Automobile Service Co., Ltd.

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

“SEC” are to the U.S. Securities and Exchange Commission;

“U.S. Dollars,” “$,” or “US$” are to the legal currency of the United States; and

“U.S. GAAP” or “GAAP” are to accounting principles generally accepted in the United States.

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

Name	Age (1)	Position	Date of Election or Appointment
Zaichang Ye	55	Chairman, Director and Chief Executive Officer	May 17, 2023
Bohong Du	54	Director and Chief Financial Officer	May 17, 2023
Zhunfu Lei	47	Chief Technology Officer and Chief Operating Officer	May 17, 2023
Breaux Walker	59	Chief Strategy Officer	January 13, 2025
Saiye Gu	52	Vice President	May 17, 2023
Yizhi Qian	46	Vice President	May 17, 2023
Haidong Zhang (2)(3)(4)	46	Independent Director	May 17, 2023
Lin Bao (2)(3)	51	Independent Director	May 17, 2023
Yongsheng Liu (2)	55	Independent Director	May 17, 2023

(1)	As of the date of this report.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Nominating and Corporate Governance Committee.

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

Mr. Breaux Walker serves as Chief Strategy Officer of the Company since January 13, 2025. Mr. Walker has over 25 years of experience in business development, corporate finance, and cross-border transactions, particularly in the technology and fintech sectors. Mr. Walker joined SunCar in March 2024 as consulting GM, North America. Prior to joining SunCar, he served as a Partner at HRJ International, where he advised emerging technology companies on financings, M&A, and growth strategies. Previously, he held Managing Director positions at Weild & Co. and JMP Securities, where he led cross-border transactions and public equity offerings for technology companies. Earlier in his career, Mr. Walker demonstrated entrepreneurial success in China, founding and scaling a technology services company to $25 million in revenue. He has also held senior positions at notable firms including Kochava, where he was an SVP, of Business Development, and Union Mobile Pay Ltd., where he led North American operations for one of China’s leading fintech platforms. He is fluent in Mandarin Chinese and proficient in Spanish. Mr. Walker holds a degree from Wesleyan University in Middletown, CT.

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

Board Diversity

The Nominating and Corporate Governance Committee does not have a formal policy with respect to diversity. In considering candidates for the Board of Directors, the Board of Directors and the Nominating and Corporate Governance Committee consider the entirety of each candidate’s credentials.

B. Advisers

Not applicable.

C. Auditors

Friedman LLP acted as independent auditor of Goldenbridge Acquisition Limited’s (“GBRG”) for the period from March 2, 2021 (inception) to October 7, 2022. Marcum LLP acted as GBRG’s independent auditor for the period from October 7, 2022 for the year ending June 30, 2023.

Marcum Asia CPAs LLP (formerly, Marcum Bernstein & Pinchuk LLP) acted as ASGL’s independent registered public accounting firm for the years ended December 31, 2020 and 2021.

On June 7, 2023, the Company decided to dismiss Marcum Asia CPAs LLP. On June 8, 2023, Enrome LLP was appointed as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2022, 2023 and 2024.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents SunCar’s summary consolidated statements of operations data for the years ended December 31, 2022, 2023 and 2024.

	For the year Ended December 31,
	2022	2023	2024
	(In USD thousands)
Revenues
Auto eInsurance service	$67,640	$118,109	$170,549
Technology service	15,479	30,658	44,892
Auto service	199,294	214,979	226,456
Total revenues	282,413	363,746	441,897

Operating cost and expenses
Integrated service cost	(166,793)	(209,553)	(226,172)
Promotional service expenses	(65,500)	(112,504)	(164,262)
Selling expenses	(16,477)	(20,578)	(22,587)
General and administrative expenses	(37,742)	(22,462)	(46,995)
Research and development expenses	(8,478)	(14,111)	(40,244)
Total operating costs and expenses	(294,990)	(379,208)	(500,260)

Operating loss	(12,577)	(15,462)	(58,363)

Other income/(expenses)
Financial expenses, net	(3,659)	(4,435)	(4,529)
Investment income	441	518	784
Change of fair value of warrant liabilities	-	(629)	(286)
Other income, net	5,121	5,001	794
Total other income/(expenses), net	1,903	455	(3,237)

Loss before income tax expense	(10,674)	(15,007)	(61,600)
Income tax expense	(231)	(2,572)	(2,853)
Loss from continuing operations, net of tax	(10,905)	(17,579)	(64,453)

Discontinued operations:
Net loss from the operations of the discontinued operations, net of tax	(994)	-	-
Net loss	(11,899)	(17,579)	(64,453)

The following table presents SunCar’s summary consolidated balance sheet data as of December 31, 2023 and 2024.

	As of December 31,
	2023	2024
	(In USD thousands)
Total assets	$223,235	$246,728
Total liabilities	$155,245	$180,494
Total shareholders’ equity	$16,078	$11,892
Non-controlling interests	$51,912	$54,342
Total equity	$67,990	$66,234

The following table presents SunCar’s summary consolidated cash flow data for the years ended December 31, 2022, 2023 and 2024.

	For the years ended December 31,
	2022	2023	2024
	(In USD thousands)
Net cash (used in) provided by operating activities of continuing operations	$(16,092)	$(27,651)	$11,841
Net cash used in investing activities of continuing operations	$(5,402)	$(2,394)	$(12,147)
Net cash provided by (used in) financing activities of continuing operations	$10,636	$40,434	$(2,951)

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company as of December 31, 2024.

As of December 31, 2024
Cash and cash equivalents	$26,865
Short-term loan	83,597
Amounts due to related parties	28,999
Total shareholders’ equity	11,892
Non-controlling interests	54,342
Total capitalization	$178,830

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

We are a company working as an intermediary in auto services and insurance. Therefore, we depend on our auto service providers and insurance companies partners to provide services to our customers and the end customers. Our success depends on our ability to, among other things, develop and maintain relationships with our existing business partners and attract new business partners.

Our auto services business and auto eInsurance business largely depend on our relationships with our customers. If we cannot maintain good relationships or provide satisfactory services to them, we may lose some of our business.

For our auto services business, our enterprise customers are our direct customers, mainly consisting of banks, insurance companies and other large corporations. We secure service contracts with a substantial number of our enterprise customers through a bidding or centralized procurement process. These contracts generally have a term of one or two years which, upon expiry, we are typically subject to a new round of bidding or centralized procurement process to be awarded a renewed contract. We cannot assure you that we will always be invited to participate in the bidding or procurement process of our existing customers upon expiry of our existing contract terms or potential customers that we strive to establish business relationship with, or that we would be able to succeed in the bidding or procurement processes or maintain comparable success rates in the future. Furthermore, our cooperation with our enterprise customers is subject to their annual budget constraints, which could indirectly affect the growth of our auto services business.

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

In addition, client and end-consumer recognition is critical for us to remain competitive. Our ability to maintain and enhance client and end-consumer recognition and reputation depends primarily on the quality of the products and services they receive. If we are unable to maintain and further enhance our enterprise customer and end consumer recognition and reputation and promote awareness of our product offerings and services, we may not be able to maintain or continue to expand our customer base, and our results of operations may be materially and adversely affected. Furthermore, any negative or malicious publicity relating to our Group, products and services could harm our brand image and in turn materially and adversely affect our business and results of operations.

We rely on our auto service providers and external referral sources to operate our business, therefore our relationships with our service providers are crucial to our business. Failure to establish and maintain cordial relationships with them and other supply chain disruptions may adversely affect our results of operations and business prospects.

For our auto services business, we rely on our auto service providers to deliver a variety of automobile-related services to end customers of our enterprise customers. Accordingly, our relationships with the auto service providers and their quality of service are crucial for us to continue our business growth and promote our brand and reputation among our customers. If our relationships with them deteriorate, our business, financial condition and results of operations may be materially and adversely affected. Similarly, failure of our auto service providers to deliver services of satisfactory quality may cause our customers to stop using our services, which could adversely affect our revenue or even jeopardize the business relationship with our customers.

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

In addition, our contracts with our customers and service providers are typically on a non-exclusive basis, and they may choose to cooperate with our competitors or offer competing services themselves. For example, there is an increasing trend that major insurance companies build their own Internet or mobile channels and strengthen their in-house capabilities to distribute their insurance products, as well as establishing their own auto eInsurance arms. Our auto service providers may also choose to work with our competitors or other service platforms, which may offer better terms or bring upon more business volume to them. In any event, there is no assurance that we will be able to continuously maintain positive relationships with our business partners, or continue to work with them on terms favorable to us, or at all. If any of the foregoing occurs, our business growth, results of operations and financial condition will be adversely affected.

Moreover, our auto service providers depend upon frequent use of auto parts, products, and supplies to perform the services they provide for us. Shortages or interruptions in the supply chain caused by unexpected demand, problems in production or distribution, acts of terrorism, financial or other difficulties of suppliers, labor issues, inclement weather, natural disasters such as floods, drought and hurricanes, outbreak of armed conflicts or disease, such as COVID-19, or other conditions could adversely affect the availability, quality and cost of supplies for such products, which could materially and adversely affect the businesses of our auto service providers and us. Recent global supply chain disruptions have had minimal direct impacts on our operations, because our business is digitalized and require very little continuous supply of physical materials. Moreover, the labor supply of our auto service providers have been affected only minimally, since we source these providers in China locally, close to the locations of our customers service requests. For examples, Russia, Ukraine, and the United States have no nexus to our supply chains, so events happening in these locations have minimal effect on our supply chain management or risks.

Global inflationary pressures could negatively impact our results of operations and cash flows.

We face two types of possible inflationary pressures: a general pressure from inflation-related economic slowdown, and a specific pressure from inflation of the prices of fuel. First, inflation could slow down the global economy and the economic activity in China in particular, and thus decrease the over amount of automobile usage in China which would impact our business. So far, this risk has not been realized, and we see automobile usage in China continue to steadily grow. Second, since the 2022 inflation episode was triggered by the conflict in Ukraine and the resulting increase in fossil fuel prices, it particularly impacts the automobile industry which still mainly relies on fossil fuel to power the vehicles. Thus, the auto industry and related industries, including insurance and auto service industries where we operate, would face increased cost of operation even more significant than the global economy as a whole, drive by the increase in fuel prices. Our efforts in developing our EV (electric vehicles) business line may not be able to completely offset this risk, since EV is still a minority portion of the entire auto industry.

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

For the year of 2024, we had three customer accounting for more than 10% of our revenue for a total of 45%, and four customers each accounting for more than 10% of our accounts receivables for a total of 63%. For the year 2023, there was three customer who accounted for more than 10% of our revenue for a total of 48%, and four customers each accounting for more than 10% of our accounts receivables for a total of 50%. For the year 2022, we had two customers each accounting for more than 10% of our revenue for a total of 26%, and four customers each accounting for more than 10% of our accounts receivables for a total of 70%.

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

We typically grant credit period to our automobile enterprise customers. While they are principally insurance companies and banking institutions, there is no assurance that income receivable by us will not be subject to disputes with our customers and partners. Given the scale of our customers and the negotiating positions they enjoy, in case of dispute we are typically in a less favorable position to succeed in recovering the trade receivables and our financial position and results of operations may be negatively impacted as a result.

Our outstanding accounts receivable are not covered by collateral or credit insurance. While we have procedures to monitor and limit exposure to credit risk on our accounts receivable, which risk is heightened during periods of uncertain economic conditions, there can be no assurance such procedures will effectively limit our credit risk and enable us to avoid losses, which could have a material adverse effect on our financial condition and operating results. Our net accounts receivable balance was US$75.6 million and US$56.0 million as of December 31, 2024 and December 31, 2023, respectively, and we recognized bad debt expenses of US$1.3 million for the year ended December 31, 2024, and reversed credit losses of $4.1 million for the year ended December 31, 2023.

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

In connection with our business as a provider of online platform, we collect, host, store, transfer, process, disclose, use, secure and retain and dispose of large amounts of personal and business information about our customers and partners. We focus on ensuring that we safeguard and protect personal and business information and client funds, and we devote significant resources to maintain and regularly update our systems and processes. Nonetheless, the global environment continues to grow increasingly hostile as attacks on information technology systems continue to grow in frequency, complexity and sophistication, and we are regularly targeted by unauthorized parties using malicious tactics, code and viruses.

Any cyberattack, unauthorized intrusion, malicious software infiltration, network disruption, denial of service, corruption of data, theft of non-public or other sensitive information, or similar act by a malevolent party (including our personnel), or inadvertent acts or inactions by our vendors, partners or personnel, could result in the loss, disclosure or misuse of confidential personal or business information or the theft of client, and could have a materially adverse effect on our business or results of operations or that of our customers, result in liability, litigation, regulatory investigations and sanctions or a loss of confidence in our ability to serve clients, or cause current or potential clients to choose another service provider. As the global environment continues to grow increasingly hostile, the security of our operating environment is ever more important to our customers and potential clients. As a result, the breach or perceived breach of our security systems could result in a loss of confidence by our customers or potential clients and cause them to choose another service provider, which could have a materially adverse effect on our business.

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

We had negative net operating cash flows in years 2024, 2023 and 2022. Our cash flows have been affected by a general mis-match of cash inflow and outlay on the operational level resulting from our significantly longer trade receivables turnover days compared to our trade payables turnover days, as our customers are mostly banks and insurance companies and their respective payment process is generally significantly longer than our payment process to our external referral sources and auto service providers.

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

To better fit into the development of current vehicle industry pioneer in the electric vehicles (“EVs”) market and transform to the sustainable growth strategy, we plan to focus on several marketing points to further increase the revenue of SunCar. Our growth strategy includes the following: (1) expanding customers base with market trends; (2) under the electrification of the vehicles, and population of EVs, SunCar is working to provide digitalized, online services; (3) coordinating with multiple insurance companies, and design new insurance plans for EV drivers which will be sold exclusively through SunCar; and (4) increasingly monetize the management tech (SaaS) we provide for small business partners. Although we do not expect our profit margin to decrease as a result of our latest business growth strategy, given that the strategy does not require a significant increase in capital expenditures, we may not succeed in achieving one or more of the goals under our growth strategy and it may cost us more expenses to achieve them than we anticipate. If we incur substantial expenses for implementing the plan without being able to achieve the anticipated business growth and expansion, our operating and financial results and our business prospects may be materially and adversely affected.

Our business is subject to seasonality.

In our auto eInsurance business, our revenue (i.e., commissions from insurance companies) is subject to quarterly fluctuations as a result of, among other factors, the seasonality of our business, the timing of policy renewals of individual policy owners and the net effect of new and lost business. During any given year, our revenue derived from distribution of insurance products is generally lower during the first quarter. The factors that cause such quarterly variations are not within our control. Specifically, change of end-consumer demand, timing of renewals, cancellations of insurance policies would cause seasonal fluctuations in our results of operations. On the other hand, revenue derived from our auto service business in any given year also exhibits seasonality generally, and is generally highest in the second quarter and the fourth quarter, mainly resulting from the expiry of reward points in our enterprise customers’ reward programs or customer loyalty programs and the promotional activities launched by our major customers in June and December of each year. In addition, changes in certain of our expenses do not necessarily correspond with such fluctuations. For example, we spend on marketing activities, staff recruitment and training, and product development throughout the year, and we pay rent for our facilities based on the terms of the lease agreements. We may also incur significant costs for our information technology systems and enhancements and upgrades of our apps from time to time in support of our business developments. We expect to continue to experience seasonal fluctuations in our revenue and results of operations. These fluctuations could result in volatility in our results of operations. As a result, you may not be able to rely on quarterly comparisons of our operating results as an indication of our future performance.

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

Our proprietary technology and technological capabilities are critical to the development and maintenance of our IT systems and infrastructure underlying our apps and platforms, which in turn is vital to our business operations and planned developments. We need to keep abreast of the fast evolving IT developments, and continuously invest in significant resources, including financial and human capital resources to maintain, upgrade and expand our IT systems and infrastructure in tandem with our business growth and developments. However, research and development activities are inherently uncertain, and investments in information technologies and development of proprietary technologies may not always lead to commercialization or monetarization, or lead to increased business volume and/or profitability. The fast evolving IT developments may also render our existing systems and infrastructure and those that are newly developed and implemented obsolete before we are able to reap sufficient benefits to recover their investment costs, and may lead to substantial impairments which would adversely affect our results of operations. Obsolescence in our proprietary technology, IT systems and infrastructure may also significantly impair our ability to conduct and grow our business and compete effectively, which could materially and adversely impact our results of operations and business prospects. On the other hand, any significant breakdown of our IT systems and infrastructure may materially and adversely affect our business, results of operations, reputation and business prospects, and may even subject us to potential claims or even litigations, particularly as parts of our IT systems and infrastructure are linked to or connected with IT systems and infrastructure of our insurance company partners and enterprise customers, who are mostly sizeable and reputable financial institutions whom themselves are subject to stringent regulatory supervision. As we rely heavily on our apps and our IT systems and infrastructure to facilitate and conduct our business, any prolonged breakdown of systems and infrastructure could also materially impact our business and results of operations.

Failure to ensure and protect the confidentiality of the personal data of end consumers could subject us to penalties, negatively impact our reputation and deter end consumers from using our platforms.

In providing our services, a challenge we face is the secured collection, storage and transmission of confidential information. We acquire certain private information about end consumers, such as name, personal identification number, address and telephone number during the course of our business. We also obtained certain personal data from our insurance company partners and enterprise customers pursuant to the collaboration agreements with them, such as the vehicle registration number and registration date, the engine number, the make and model of the automobile and information about the current insured status of the automobile of a potential insurance purchaser. We are required to collect and use such information in accordance with relevant PRC laws and not to disclose or use such information without consent from the respective consumers.

While we have taken steps to protect the personal data that we have access to, our security measures could be breached. Any accidental or willful security breaches or other unauthorized access to our system could cause confidential personal data to be stolen and used for criminal purposes, and could also expose us to liability related to the loss of information, time-consuming and expensive litigation and negative publicity. If security measures are breached or if we fail to protect confidentiality of the personal data of end consumers otherwise, our insurance company partners, our enterprise customers as well as end consumers may be deterred from choosing us, which could result in significant loss of business and we could incur significant liability, and our business and operations could be adversely affected.

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

The Chinese EV market is experiencing rapid growth, supported by government policies encouraging EV manufacturing and purchases. SunCar plans to partner directly with OEMs for higher margins and develop customized EV insurance products. However, as an insurance intermediary rather than provider, we face challenges including: limited control over product release timing, potentially expensive development processes, possible commission reductions, regulatory approval uncertainties, and the risk that customer demand may change during development. If our product development efforts fail to yield competitive offerings despite significant resource investment, our business growth and financial results could be adversely affected.

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

The Chinese economy faces ongoing challenges from both domestic and global factors. While recovering from the COVID-19 pandemic, China continues to navigate economic headwinds including a moderated growth rate since 2010. Global economic uncertainties, including monetary policy shifts in major economies, geopolitical tensions, and supply chain disruptions affect China's economic outlook. Current conflicts in the Middle East and Eastern Europe impact global energy markets, which may affect vehicle usage patterns in China and consequently our business. Trade relations between China and other nations, particularly the United States, remain uncertain with potential implications for regulatory policies, tariffs, and business operations. These economic conditions in China respond to both global economic trends and domestic policy changes. Any severe or prolonged economic slowdown, either globally or within China, could materially impact our business performance, operational results, and financial condition.

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

We may become subject to evolving PRC laws regarding privacy, data security, cybersecurity, and data protection. The scope, interpretation, and enforcement of these laws are often uncertain and may vary across jurisdictions.

We collect and maintain information about our operations, customers, and employees. Protecting this data is critical to our business and required by law. As regulatory focus on data protection intensifies globally, our compliance costs may increase. Any failure to manage these risks or comply with applicable regulations could result in penalties, business disruption, license revocation, and reputational damage that materially impacts our operations and financial results.

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

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data processing activities, introduces a data classification and hierarchical protection system based on the importance of data, and imposes export restrictions on certain data and information.

On August 20, 2021, the Standing Committee of the National People’s Congress of China issued the PRC Personal Information Protection Law, which took effective in November 2021 and integrates the scattered rules with respect to personal information rights and privacy protection. The PRC Personal Information Protection Law aims at protecting personal information rights and interests, regulating the processing of personal information, and promoting the reasonable use of personal information.

On December 28, 2021, the CAC and several other administrations jointly promulgated the Review Measures, which became effective on February 15, 2022. According to the Review Measures, an issuer who is a network platform operator holding personal information of more than one million shall file for a cybersecurity review with respect to its proposed listing on a foreign stock exchange, and the relevant PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s data processing activities affect or may affect national security. However, the Review Measures provides no further explanation on the determination of “affects or may affect national security.” As of the date of this annual report, we have not been involved in any cybersecurity-related investigation or received any cybersecurity-related warning from the PRC government authorities.

It remains uncertain as to how the existing regulatory measures will be interpreted or implemented in the future, and whether the PRC authorities may adopt new laws or regulations which may impose additional restrictions on companies like us. If the PRC government authorities stipulate new rules which mandate China-based companies listed on a U.S. stock exchange, such as us, to conduct cybersecurity review or obtain additional approvals, we face uncertainties as to whether such clearance or approvals can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements, we may be subject to government enforcement actions, fines, penalties, or suspension of operations, which could materially and adversely affect our business and results of operations.

On February 22, 2023, CAC issued the Measures for the Standard Contract for Cross-Border Transfer of Personal Information. If our PRC operating entities failed to comply with such measures, they may face legal liability under the PRC Personal Information Protection Law, including fines of up to RMB50 million or 5% of annual revenues and may be ordered to suspend related activities or have business licenses revoked.

On March 22, 2024, CAC issued the Provisions on Regulating and Promoting Cross-Border Data Flows with immediate effect. Failure to comply with the relevant laws and regulations in relation to cross-border transfer of personal information may subject us and our PRC operating entities to legal liabilities and may materially and adversely affect our business, financial condition and results of operations.

Many data privacy laws in China are relatively new with evolving interpretations. The Cybersecurity Review Measures and Draft Regulations on Network Data Security create uncertainty for U.S.-listed companies like us. If these regulations require additional cybersecurity reviews or specific compliance actions, we may face challenges completing these procedures in a timely manner, potentially subjecting us to enforcement actions, penalties, operational disruptions, or app removal. Compliance with existing and future PRC cybersecurity regulations may increase our expenses and damage our reputation if not managed properly. Given the evolving regulatory landscape, we cannot guarantee full compliance at all times or that our current protection systems will be deemed sufficient. Non-compliance could result in warnings, fines, investigations, license revocations, website closures, app removals, securities price drops, or even criminal liability.

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

On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) promulgated the Provisional Measures on the Administration of Overseas Securities Offering and Listing by Domestic Companies (“Provisional Measures”), effective March 31, 2023. These Provisional Measures require domestic companies seeking to offer or list securities overseas, both directly and indirectly, to fulfill filing procedures with the CSRC. Indirect offering or listing refers to offerings made under the name of an overseas entity by a Chinese entity which has its main business activities in China. Under these Provisional Measures, Chinese entities must comply with state security regulations and not divulge state secrets. The overseas issuers shall appoint a responsible entity in China to make filings. After an initial public offering, the relevant Chinese entity shall file with CSRC within three business days of completing any issuance of new securities overseas. Additionally, issuers must report to the CSRC within three business days after certain events, including change of control, investigation by overseas regulators, change of listing status, delisting, or material business changes.

On February 17, 2023, the CSRC also issued a Notice and held a press conference clarifying that companies in mainland China listed overseas before March 31, 2023 are not required to file immediately, but should complete filing for future capital raising activities. As an issuer listed before the effective date, we are not required to complete filing for prior offshore offerings. As of this annual report, we and our PRC operating entities have not been required to obtain permission from or complete filing with CSRC. However, our future capital raising activities may be subject to the filing requirement.

Failure to complete filing procedures as required under the Provisional Measures would subject us to sanctions by the CSRC or other PRC regulatory authorities, including fines and penalties on our PRC operating entities’ operations, which could materially affect our business, financial condition and results of operations. If a Chinese entity violates these measures, it and its controlling shareholders, actual controllers, directors, supervisors, and senior executives may face administrative penalties such as warnings and fines up to RMB10 million, with directly responsible persons facing fines between RMB500,000 and RMB5 million. If the controlling shareholder or actual controller organizes the breach, they will be fined between RMB1 million and RMB10 million.

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

On February 24, 2023, the CSRC and three other PRC agencies jointly issued the Confidentiality and Archives Provisions effective March 31, 2023, which require companies involved in overseas securities offerings to maintain confidentiality systems, protect sensitive information, and keep working papers within China. These provisions apply to all securities listings of PRC enterprises, including our previous Business Combination and any future offerings. Working papers (which generally include due diligence materials and other business records) must remain in China unless special approval is obtained from authorities. While we have implemented compliance measures and believe our activities don't involve sensitive information, these newly promulgated regulations contain uncertainties, and non-compliance could result in fines or other penalties.

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

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCAA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the Company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the Company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 18, 2020, the HFCAA was signed into law.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which reduced the period for foreign companies to comply with PCAOB audits from three to two consecutive years. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which officially reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On December 16, 2021, PCAOB announced HFCAA determinations relating to its inability to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong because of positions taken by authorities in the PRC or Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China made it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures compared to auditors subject to PCAOB inspections.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. On December 15, 2022, the PCAOB announced in its 2022 HFCAA Determination Report that it was able to secure complete access to inspect and investigate audit firms in the PRC, and vacated previous determinations to the contrary. The PCAOB may reassess its determinations and issue new determinations consistent with the HFCAA at any time.

On December 15, 2022, the PCAOB announced in its 2022 HFCAA Determination Report (the “2022 Report”) its determination that the PCAOB was able to secure complete access to inspect and investigate audit firms in the People’s Republic of China (PRC), and the PCAOB Board voted to vacate previous determinations to the contrary. According to the 2022 Report, this determination was reached after the PCAOB had thoroughly tested compliance with every aspect of the Protocol necessary to determine complete access, including on-site inspections and investigations in a manner fully consistent with the PCAOB’s methodology and approach in the U.S. and globally. According to the 2022 Report, the PRC Authorities had fully assisted and cooperated with the PCAOB in carrying out the inspections and investigations according to the Protocol, and have agreed to continue to assist the PCAOB’s investigations and inspections in the future. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by any foreign authority, including but is not limited to mainland China relevant authority, the PCAOB will act expeditiously to consider whether it should issue a new determination.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated under the laws of the Cayman Islands on August 6th, 2021 solely for the purpose of effectuating the Business Combination, which was consummated on May 17, 2023. See a description of the material terms of the Business Combination as described in the Form F-4 in the section entitled, “The Business Combination Proposal”. The Company owns no material assets other than its interests in ASGL and GBRG acquired in the Business Combination and does not operate any business other than through ASGL, its wholly-owned subsidiary. ASGL is Cayman Islands exempted company. See Item 5-Operating and Financial Review and Prospects for a discussion of ASGL’s operating and financial review and prospects for the year ended December 31, 2024.

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

INDUSTRY OVERVIEW OF SUNCAR

Electric Vehicles (“EVs”) in China

The EV auto service market has shown significant growth in recent years. With the continuous research and development investment in the electric vehicle space, EVs demonstrate their market potential through a robust increase in sales in recent years. An increasing number of players have quickly entered the EV auto service market to gain first-mover advantage, while existing auto service providers have deployed specific equipment and initiated pilot collaborations with EV manufacturers.

Overview of China’s Auto eInsurance Market

The insurance market in China is highly concentrated and dominated by state-owned insurance companies such as PICC, PingAn, and Pacific Insurance, with the top 10 insurance company groups enjoying over 90% market share.

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

Future Trends of the Auto eInsurance Agency Market in China

Increasing Demand for More Diversified Auto eInsurance Products

From the supply side, as the market becomes more standardized and concentrated, auto eInsurance agencies are seeking to differentiate themselves, often through product diversification. As the market gradually evolves and matures in the future, the complexity of auto eInsurance products will keep evolving accordingly. From the demand side, firstly, as the number of vehicles increases over time, there will be more customers entering the market with various and specific demands. Secondly, as customers increase in their knowledge of auto eInsurance, they will demand different types of auto eInsurance to meet their diverse and specific needs. Thirdly, the fast-growing demand attributable to the significant growth on the EV sales is expected to generate more diversified demand in the auto eInsurance agency market in the near future.

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

Overview of China’s Integrated Auto Service Market

According to the National Bureau of Statistics of China, by the end of 2024, the total number of motor vehicles for civilian use in China reached 352.68 million, up by 16.51 million over the previous year. Electric vehicles (“EVs”) totaled 31.40 million, up by 10.99 million over the previous year. These surpass the United States and the European Union in both size and growth.

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

Butler service mode mainly targets particular business customers such as banks, insurance companies, airline companies and telecom companies, among others, who tend to adopt centralized procurement through a bidding. The winner of the bidding supply integrated services to these business customers in the form of an auto service package. Banks, insurance companies, airline companies and telecom companies generally distribute such services as a reward to their VIP customers or high-level members and the latter can enjoy relevant services by redeeming their reward points.

Order push mode, in which each type of auto service is designed to be a standardized product and are sold by an intermediate institution, which are primarily online platforms, especially e-commerce platforms. They tend to offer such standardized products on their platform and when consumers order relevant services, they procure it accordingly from integrated auto service providers.

Future Trends of the B2B Integrated Auto Service Market in China

Increasing Demand for Integrated Auto Service

Driven primarily by the steadily growing number of vehicles in use, particularly the EVs, the expanding demand for various value-added service such as designated driving, and the convenience resulting from the all-round service solutions provided, the demand for integrated auto service is expected to enjoy a sustained growth in the long run.

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

More Innovation in the Online-to-Offline Business Mode

Attracted by the market potential, many auto service providers have developed their online-to-offline service platforms to deliver auto services. However, the homogeneous business model, low consumer loyalty and lack of competitive advantages are of great concern to integrated auto service providers. Developing more innovative business models to optimize the resources online and offline have become one of the priorities for current players and new entrants to capture the opportunities in the current market as well as the high-potential EV market, among the increasingly intensified competition.

BUSINESS OF SUNCAR

Overview

We are a leading provider of cloud and mobile app-based auto eInsurance services, technology services, and auto services in China. For the years ended December 31, 2024 and 2023, we generated revenue of $441.9 million and $363.7, respectively. Building on our leading position in both of these segments and the synergies between them, we offer one-stop, fully digitalized, on-demand auto service systems to help our enterprise customers build up their customer base and serve their end customers.

Since our inception in 2007, we have amassed ample experience in perceiving and serving the expanding needs of China’s automobile owners. Rising with the increasing prevalence of the mobile internet in China, we introduced online apps for our insurance and auto business in 2014 and 2015, respectively. We have built comprehensive digital systems for both of our auto service and our auto eInsurance business segments, centered on our multi-tenant, cloud-based platform which empowers our customers and service providers to optimally access and manage the types of services and insurance they desire.

For our auto eInsurance business, we facilitate the sale of auto insurance products underwritten by major insurance companies in China. We receive commissions from these insurance companies which are typically a percentage of the premium paid by the policy holder. We implement, automate, and streamline the insurance purchasing process through our proprietary cloud and mobile apps which connect our customers to the full spectrum of products from the leading insurers in China. We sell insurance policies through a network of over 64,000 external sales partners. These sales partners include an offline auto network with frequent exposure to car owners, an online marketplace with large user traffic, and emerging EV OEMs and service providers. As of December 31, 2024, we have branch headquarters in 31 cities in 20 provinces of China. We have also established collaborative relationships with 35 insurance company groups (including the top 10 insurance company groups with combined market share of over 90%) in over 800 insurance company branch offices.

We operate our auto service business by offering customized auto services to our enterprise customers (our “auto service partners”), who include major banks, insurance companies, and other enterprises all of whom have end customer demands for auto services. These enterprise customers purchase our service solutions for the members of their reward programs or customer loyalty programs to enjoy. The auto service solutions cover over 300 types of services such as car wash, oil change, tire repair, car beautification, road assistance, flight pickup, designated driving, VIP lounge, etc. They are provided in collaboration with our auto service providers, which are typically third-party auto service providers. As of December 31, 2024, we have established a service network of over 48,000 third-party brick-and-mortar auto service providers, leasing and roadside assistance companies (compared to 47,000 and 45,000 as of December 31, 2023 and 2022). With this extensive service network, we serve over 1,400 enterprise customers.

We have built up our business as a digitalized, technology-driven provider of online platforms that enable and facilitate B2B services. We have secured 160 registered copyrights of computer software. Our proprietary technology solution is centered on our multi-tenant platform and our cloud infrastructure. On the auto services side, our digital platform provides API docking, front-end plug-in and module integration for our enterprise customers, as well as efficient, user friendly management and operations tools for our service providers. On the auto eInsurance side, our platform empowers our insurance company clients to manage all aspects of their business including customer orders, products, commissions, and reports. For insurance purchasers, our online insurance interface provides data-driven, AI-empowered real time quotation, pricing, underwriting and payment, by connecting to our market-wide insurer clients and the full spectrum of their policy selections. Our AI-empowered hybrid cloud infrastructure provides the secure storage and computation to support the demands by both insurance companies as well as end customers.

We have started making our technologies into a new business line. With growing demands to efficiently manage their businesses, our auto service providers are now paying for our online tools to streamline their business workflows, manage their customer relationships and automate orders processing. With the iterative upgrades of our technology, we are working on developing more SaaS model product offerings and plan to gradually turn our auto service providers into our technology customers.

We believe the cross-utilizations and interconnections between our auto service and auto eInsurance business lines enable positive feedback loops between them and symbiotic growth of both. While we are developing our nation-wide auto service provider network, these service providers become our sales partners of our auto eInsurance business. Conversely, when we engage with insurance companies to sell their insurance products, we also engage them as clients of our auto service solutions. We believe our synergistic business development will boost our sales channels as well as client network in both of our business segments.

As our business is closely connected to the auto industry, we have also embraced the recent trends of electric and smart vehicles. We are now working with 20 mainstream EV and smart car panel players, embedding our auto service solutions into their online applications and panels, and providing various insurance products to EV owners.

Our Business Model and Business Segments

The diagram below demonstrates models of our auto eInsurance business and our auto services business, and the symbiotic relations between them. We embedded our auto service module, as customized by our enterprise customers, into their own online applications and realize the offline services via our service networks. And we help our insurance company clients sell their insurance products through our sales partners.

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

We have digitalized our auto eInsurance business using our proprietary technology to ensure an efficient and friendly user experience. We employ artificial intelligence (AI) technology to automate parts of the workflow, completing the entire insurance purchase process within a few minutes. We are digitally connected to 35 major insurance company groups in over 800 insurance company branch offices (including the top 10 insurance company groups with combined over 90% market share) in China through their systems, with a wide selection of auto insurance products. Our sales partners have frequent exposures to and accurate traffic data of car owners. These sales partners introduce and guide the car owners to purchase insurance and receive sales commissions from us.

By the end of 2024 we had set up 31 branches in different cities. We had expanded our sales channels to over 64,000 sales partners. In China, Insurance companies setup lots of local insurer branches in different provinces or cities to deliver their services and products. Usually both Insurance companies and their insurer branches have decision power to select the agency partners but when we engage with insurance companies, the cooperation is established by computer system connection and the business is allocated and implemented by their insurer branches.

Our auto services business

Through our digital platform we integrate the service capabilities of over 48,000 auto service providers to provide customized service solutions for our enterprise customers. Our enterprise customers purchase these service solutions for their customers, who are members of the reward and customer loyalty programs of our enterprise customers. Via a simple plug-in connection into their own systems, our enterprise customers can indicate their current needs and budgets on our platform, which generates flexible and customized service solutions which vary by type, price, scale, locations, terms and durations of services. Our dedicated operations team helps our auto service providers reach clients in real time, around-the-clock, at all of our business locations.

Our auto service solutions include both regular, high frequency, drop-in services as well as one-time, reserved services. The former includes car wash, oil change, car beauty, tire change and other regular auto maintenance services. The latter include flight pickup, driver service, road assistance, and car overhaul services. These services are performed by the auto service providers connected to our digital platform, over 48,000 big and small businesses and individuals in the auto service industries. As regulated by the PRC laws, the auto service providers are liable for tort claims for any damages arising from their services, while our enterprise customers are also liable for contractual claims by their end customers for any damages arising from the services of the auto service providers.

Our auto services create value for both our customers and auto service providers. The auto market in China is highly fragmented, complex and localized, with non-standard quality specifications. Demands from end customers are specific and dynamic. Based on our auto service providers’ feedback to us, without our intermediation, they often suffer from insufficient and unpredictable order flow. Our one stop auto solution connects our customers with full spectrum services covering all the 33 provinces in China, while we provide quality standard supervision, data security and on-demand flexibility. Based on our past experience, our business scale and order volume has provided us with bargaining power versus auto service providers, which has enabled us to enforce our uniform standards of service quality, cost efficiency, and on-demand flexibility. Our smart order distribution system automatically matches each instance of a client’s service need to the best auto service provider for the job, and record the client’s feedback after the service for a sustained, accurate and fair rating system.

We had over 1,400 clients using our services in 2024, generating over 700 customized service solutions running on over 1,400 client applications for the year 2024. We have developed a network of over 48,000 auto service providers in China by the end of 2024.

Our technology business

During our nearly two decades of business in auto service and insurance markets, we have built up rich domain knowledge not only of our own business, but also of the businesses of our partners. To fully digitalize our business, we have continuously worked to develop online tools and digital systems to empower our partners to run their businesses more efficiently and seamlessly connected to our platforms. We have built modular online management tools such as customer relationship management (CRM), order management, finance management and visual analysis systems, based on our proprietary hybrid cloud platform. All of our auto service providers and insurance sales partners use all or some of these online tools to manage their daily work, allowing us the opportunity to monetize the online software we built.

We have been putting more R&D resource to accelerate the development turning the existing online software modules into a SaaS based product. We have launched our SaaS product with select customers in 2023, which we expect to scale up based on our proprietary hybrid cloud platform, onto which we are migrating our current portfolio of online software products. Prior to the SaaS based product development which began in 2022, we’ve already started to sell our online software as a technology development service since 2021, making some of our service providers as technology business clients. We expect to add more features and iteratively update the product to enhance the capability as well as user experience. We currently market our technology business first only to our service providers and insurance sales partners. We have been expanding the technology business to external clients since 2024, in addition to a good product penetration in our existing potential client pool.

Beginning in 2020, we have started to monetize our technical services on online software as a new source of revenue. For the year 2024, our technical services business generated revenue of $45 million.   Currently, this revenue takes the form of technology development service fees. We continue to develop our SaaS (Software as a Service) model for recurring subscription revenue. In 2024, we have secured a contract with ZEEKR (NYSE: ZK), a leading Chinese EV manufacturer, to develop and integrate our insurance platform into Zeekr’s app ecosystem. We have also developed our innovative partnership with Xiaomi since early 2024. We have co-developed a bespoke insurance technology platform and initiated sales of our embedded insurance product since Xiaomi’s first vehicle delivery in April 2024. We expect to expand this business by developing more features and by turning more of our after-service and insurance clients and partners into our technology business clients.

Direct synergies between our two major business segments

We believe that our strong capability in managing extensive networks of auto service providers across China is the engine of our dual platforms of auto eInsurance and auto services. We believe it enables us to synergistically develop both of our business segments, as follows:

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

Our Value Propositions

We believe that our synergistic double platform can provide unique values for enterprise customers and their end customers in the auto services and the auto eInsurance markets. We strive to promote sustainable and healthy development of an integrated and digitalized service platform for car owners in China.

Our value proposition for our enterprise customers:

●	One-stop, plug-in, round-the-clock service enablement. Our service solutions contain diverse service selections, provided 24/7 across China, empowering our customers with round-the-clock, on-demand service capability to satisfy their end customers. The plug-in customized service solutions are fully digitally operated and managed, via system-to-system integration between our customers and us.

●	Simple, convenient and cost-efficient service process. The management believes we have built and enabled an extensive network of quality auto service providers and set up stringent service standards to ensure consistent service quality. Our digital platform allows our enterprise customers to purchase comprehensive integrated auto services in one stop using a simple plug-in connection, thereby avoiding the costs of selecting, engaging and supervising numerous scattered and independent service providers on their own.

●	Quality auto services to end customers of our customers to increase their loyalty and satisfaction with our enterprise customers. We select quality auto service providers and monitor them with regular trainings and supervision. The Management believes the quality services provided by our auto service providers enhances the loyalty and satisfaction of the end consumers of our enterprise customers.

Our value proposition for our auto service providers:

●	Cost-effective customer acquisition. Once connected, our digital platform directs end consumers of our enterprise customers (i.e. members of their loyalty and reward programs) to visit the stores of our auto service providers. This provides our auto service providers with an additional flow of customers significant in volume and consistency, all without incurring additional marketing expenses.

●	Online management tools for efficient operation. We provide our auto service providers online management tools to streamline their workflow and improve business efficiency. Although we have plans to monetize some of these online systems, we also expect the basic functions and modules to remain free to use to ensure wide adoption of our digital platforms.

●	Referral fees for our auto eInsurance business. Auto service providers on our platform can also act as referral service providers for our auto eInsurance business. They refer their end consumers (of the auto services) who are also potential insurance purchasers to us and receive referral fees and other rewards when these referrals lead to successful insurance policy sales.

Our value proposition for our insurance company clients:

●	Extensive network to promote insurance policies with cost efficiency. We leverage our proprietary technology platforms and our extensive networks of service providers to promote the sales of auto eInsurance products of our insurance company clients. This is facilitated by our online platform, which connects our over 64,000 external sales partners to insurance products underwritten by our 35 insurance company group clients (including the top 10 insurance company groups with combined over 90% market share), using our convenient online insurance interface. Thus, we allow our insurance company clients to leverage our extensive networks to promote their products with efficiency and scale.

●	Targeted sales channels. Our sales partners consist of auto service providers and online car marketplaces with direct exposure to and focused user traffic of car owners. They bring customers to the product offerings of our insurance company clients, and the management believes such customers to be accurate target customers of our insurance company clients.

●	Efficiency by full digital experience. Our online interface enables our insurance company clients to complete the whole insurance underwriting process fully digitally. With simple prompts from the insurance buyer, our system can realize automatic vehicle recognition, automatic quotation, online underwriting, online payment and insurance policy generation, saving time and cost for our insurance company clients compared to traditional offline policy selling.

Our value proposition for our external insurance sales partners:

●	Referral fees. Our external insurance sales partners, which includes a large number of our auto service providers, earn referral fees for successful referral of insurance purchasers to purchase insurance products through our auto eInsurance platform.

●	Simple and convenient referral process. Our insurance interface integrates diverse products from 35 insurance company groups (including the top 10 insurance company groups with combined over 90% market share), which we believe provides market-wide selection for the insurance buyers. With simple guidance, our insurance sales partners can help the insurance buyers finish the purchasing process within a few minutes on their smartphones.

●	Enhanced consumer loyalty and satisfaction. For our channel partners such as Guazi.com, Souche.com, Chexiang.com, Cangoonline.com and Qufenqi.com, we recommend and customize insurance products and provide assistance in claim and damage assessment to their consumers.

Our value proposition for end consumers:

●	Convenient one-stop “supermarket-style” auto insurance shopping experience. End consumers could obtain accurate real-time information of various auto eInsurance products and shop for insurance products conveniently while visiting car wash and beauty stores, maintenance facilities or dealership stores.

●	Auto services for free or at discounted prices. Our auto services platform enables end consumers to receive various quality services for free or at discounted prices as members of the reward programs or customer loyalty programs of our enterprise customers. We provide end consumers the opportunity to redeem the reward points they accumulate easily in their daily life for quality auto services.

●	Convenient and customized service experiences. The management believes the scale of our network of auto service providers as well as our efficient digitalized platform allow end consumers to conveniently choose auto services that best suit their particular needs at the times and locations most convenient to them.

●	Complementary insurance claims assistance and related services. We, in collaboration with our insurance company clients and external insurance sales partners, provide comprehensive services to end consumers including claims assistance and damage assessment assistance.

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

Our referral service providers, external registered sales representatives and channel partners are primarily registered users of our online insurance interface and end consumers only access our online insurance interface through our external insurance sales partners. For convenience of services, our channel partners such as EV OEM may register multiple accounts for their employees and stores. These registered users utilized our online insurance interface frequently and assisted end consumers to obtain over 35 million and over 27 million times insurance premium quotes through our online insurance interface annually in 2024 and in 2023.

Set forth below is an illustrative graph of the transaction process of our auto eInsurance business.

Our Auto Services Business Process

Our auto service solutions include both regular, high frequency drop-in services as well as one-time, reserved services.

Drop-In Services

Our drop-in services consist primarily of the services provided by car wash and beauty stores and maintenance services providers. Such auto service providers are primarily connected through our multi-tenant Master Digital Platform. For convenient services, our auto service providers with multiple stores generally register an individual account for each of their stores. As of December 31, 2024, our platform had more than 48,000 registered users, which are primarily brick-and-mortar stores of our auto service providers of drop-in services (compared to 47,000 and 45,000 as of December 31, 2023 and 2022). Our platform generates for our enterprise customers lists of stores of auto service providers (out of all available ones) suitable to their current needs and requirements. To access drop-in services, end consumers may elect to go to any store on the list without making any reservations.

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

Reservation Services

Some of our auto services require reservation with either our enterprise customers or us, usually through our enterprise customers’ own apps which are plugged in conveniently to our platform. Our reservation services are typically provided by major auto services, leasing and professional roadside assistance companies, as well as individual drivers who are typically registered users connected to our platform, using features designed specifically to facilitate reservation services. We also collaborate with car services, leasing and roadside assistance companies for our reservation services.

Set forth below is a summary of our reservation services:

●	Designated driving. We primarily work with designated driver service providers to allocate the driver in designated location, offering driving service for car owners.

●	Destination pickup services. We collaborate with nationwide service providers to provide our destination pickup services. We offer a full range of destination pickup services primarily in major cities, and airport and train station pickups in other cities.

●	Non-accident roadside assistance and breakdown services. We offer non-accident roadside assistance and breakdown services, such as tire changing and battery jumping, typically through our auto service providers connected through our digital platform, which allows us to offer expedient roadside services at a low cost. We also collaborate with professional roadside assistance companies such as towing companies.

●	Car inspection services. We offer car inspection services by assisting the end consumers of our enterprise customers in conducting annual inspection processes at the offices of the department of motor vehicles on behalf of the end consumers, including picking up and delivery of automobiles for inspection.

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

Online-to-Offline Service Process

In connection with our auto apps and the auto services modules imbedded in our enterprise customers’ mobile apps, we have established an online-to-offline model where most of our enterprise customers have opted for electronic vouchers or barcodes which end customers receive through their mobile phones in our auto service process. At the same time, certain of our enterprise customers continue to opt for paper coupons, where each such paper coupons would carry a QR code to enable our auto service providers to verify such coupons through their auto app. Our online-to-offline service process is enabled by the auto service modules we develop for our enterprise customers’ mobile apps and our auto app, which connect the online interface to offline service points seamlessly. Our online-to-offline service process provides a more accurate and convenient solution to our enterprise customers, auto service providers and end consumers. Set forth below is an illustrative graph of this service process.

Our Partners and Clients

Under the B2B business model, we collaborate with major enterprise customers including insurance companies, banks, telecommunication companies and other companies who have customers with after-market services and auto insurance needs and generate revenue from such collaboration to ensure stable and sustained growth of our businesses. We believe that our ability to establish and maintain stable collaborative relationships with quality clients is crucial to our success.

During 2024, we had collaborated with over 1,480 enterprise customers (compared to over 1,400 in 2023 and over 1,300 in 2022) in terms of contract counterparties. We provided auto services to different banks at their headquarters level, such as Bank of China, Industrial and Commercial Bank of China, China Merchants Bank, China Construction Bank, Agricultural Bank of China, Bank of Communications, China CITIC Bank, and Shanghai Rural Commercial Bank, and over 800 of their branches. We also collaborated with over 330 insurance companies such as PICC P&C, Ping An P&C, CPIC P&C (China Pacific Insurance (Group) Co., Ltd.), China Continent Property & Casualty Insurance, and TPI, as well as other institutions such as Walmart China, Visa, and China UnionPay during 2024. Our abilities to provide quality auto services and secure real-time data processing have been widely recognized by our enterprise customers, as evidenced by our stable collaborations with them.

As of December 31, 2024, we had established business relationships with 35 insurance company groups (including the top 10 insurance company groups with combined over 90% market share). Our branches had established business relationships with over 800 branches of insurance companies. These strategic collaborations allow us to obtain more comprehensive support from our insurance company clients in terms of technology systems, business operations and claims support and secure more favorable business terms and arrangements for us, which has enhanced our market presence.

As of December 31, 2024, we also have established significant partnerships with leading technology companies and automotive manufacturers, particularly in the electric vehicle (EV) sector. Our customer base includes Tesla, Xiaomi, NIO, Li Auto, XPeng, Zeekr, Leapmotor, SAIC Motor, Seres, AVATR, and other leading EV manufacturers. We provide these clients with comprehensive solutions including customized insurance technology platforms, digital auto services, and cloud-based software solutions. For instance, we have developed an insurance management platform for Leapmotor integrated into their mobile app ecosystem, and expanded our insurance brokerage services for Tesla with premium volume growing from $400,000 to approximately $40 million across 48 Chinese cities. With Lotus Technology, we leverage our auto e-insurance platform and extensive auto service network to provide Lotus owners with comprehensive one-stop auto services. Our growing relationships with these technology-focused automotive companies play a vital role in our strategy to lead the transformation of auto services in the digital age. We have also established deep collaboration with auto dealers, starting with Chang’an Deepal dealers, by embedding our insurance systems into dealer networks to enable them to sell new insurance products.

In 2024, we have renewed car wash service agreements with Didi, Meituan, and Alipay, and signed a new car wash partnership with Douyin. We enhanced our Alipay collaboration, extending from ‘Car Life’ channel discounts to the ‘Car God Card’ program. We’ve also formed a strategic partnership with Ant Fortune to launch exclusive airport limousine services for Ant Fortune Black Card V3 members. We also provided high-end limousine services for leading luxury brands, including Chanel, Dior, and Omega, most notably supporting Chanel’s 2024 Hangzhou Show by providing transportation services for over 150 VIP guests.

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

Growth Strategy

We expect to keep our leading position in both auto eInsurance and auto services markets to further organic growth. Moreover, we intend to take an active part in the auto industry’s transformation and seek new opportunities. The key components of our growth strategy are:

Benefit from High Industry Growth. We believe that the auto service industry and online auto insurance industry will continue to benefit from significant trends that drive continuous growth, including growing car ownership in China. The uptrend of vehicle usage post COVID-19 can create more opportunities for auto service and insurance orders.

Grow our customer base and expand our service partner network. The auto market in China is highly fragmented, with the top 5 auto services providers account for less than half the market share. We intend to leverage our business scale to further expand and connect more service partners to our network. We believe that such expansion would also benefit our online auto insurance business since many such service partners can become our insurance sales and referral partners. We also believe our digital system, full-spectrum services and broad geographic coverage would help us continue growth and deepen relationships with existing clients and partners.

Continue to invest in technology. Our business is built on a cloud-based, multi-tenant digital platform to which we have continued to integrate both our customer base as well as our service and sales network. Our long-term focus is to digitalize all our internal workflow as well as the related business processes of our partners, empowering them with efficient and user-friendly tools and systems. We continue to adopt more cutting-edge technologies in AI, big data and robotics process automation (RPA) to iteratively upgrade our digital platform for new features and better performance.

Expand the technology business. We have based our technology business on our industry knowledge and insights, and our library of proven online tools and digital systems already widely adopted by our customers and partners. We have setup modular online management tools such as customer relationship management (CRM), order management, finance management and visual analysis systems, based on our proprietary hybrid cloud platform. All of our auto service providers and insurance sales partners use all or some of these online tools to manage their daily work, allowing us the opportunity to monetize the online software we built. We have already generated revenue by monetizing our technology-based products into paid technology services. We plan to further develop our SaaS business model.

Benefit from the EV trend. We believe that the auto industry is transforming from traditional vehicles to electric and smart vehicles, which cascades to transformations in the service and insurance value chains. The emerging EV players strongly emphasize online service capability embedded in the apps of OEMs or directly from car panels. The comprehensive data generated and collected from EVs also drive innovation of EV insurance. We are now closely working with top tier EV and smart panel players in China, adding new services (such as battery maintenance and battery change) into our service solutions embedded in car owner apps or car panels.

Business Potential from EV OEMs

Incentivized by government regulations aiming for carbon neutrality and emission peak, EV manufacturers, both emerging players as well as traditional auto manufacturers, are quickly upscaling in China. With this, as well as the rising development of EV infrastructures, EVs have become increasingly mainstream and popular among Chinese consumers. We believe that as the EVs go down in cost and improve in performance with advancing technology, market demand is expected to grow further.

As our business is closely connected to the auto industry, we have embraced the recent trends of electric and smart vehicles. We are now working with 20 mainstream EV and smart car panel players (out of a total of approximately 200 EV OEMs in China, for a total market volume of over 10 million units of EV annual sales in China), embedding our auto service solutions into their online applications and panels, and providing insurance products to EV owners.

Engaging mainstream EV OEMs. We actively engage with mainstream EV OEMs which help us acquire both business as well as data from their end customers. As of December 31, 2024, we have engaged with Tesla Motors, Lotus Technology, Li Auto, XPeng, Leapmotor, Ford, and more for dedicated EV insurance business. Moreover, we have engaged with NIO, XPENG, Voyah Auto, Great Wall Motor and Geely Auto, and more to offer diverse auto solutions.

Solving the pain points of EV OEMs. The emerging EV OEMs and EV brands of traditional automotive companies usually adopt a direct sales strategy, resulting in an insufficient service network in terms of both service depth and geographic coverage. We believe this makes us an ideal partner to help them empower their offline service systems. We work together with our EV OEM clients offering various services via our auto service providers throughout the EV life cycle. Moreover, EV OEMs face demands from their customers for a wide range of insurance products, allowing us to engage with clients using our broad lineup of online insurance products.

Joining the digital trend. The EV OEMs usually reach, manage and serve their customers from digital interfaces such as vehicle owner APPs or smart car panels. We work closely with EV OEMs and smart car panel manufacturers to connect our systems which we have optimized and re-designed to ensure friendly user experience and a fully digitalized service offering. We believe that such direct connection also allows us to reach end customers earlier, which can help enhance our consumer recognition and brand loyalty.

New types of services. The electric vehicle usually adopts different power systems and body structure, which has created new types of auto services. We are now working closely with both OEMs and our service providers to offer specific services for EV owners such as battery maintenance and battery change.

Competition

The automobile auto eInsurance market and the integrated auto service market in China are fragmented and competitive. We compete with online and offline insurance intermediaries and insurance companies to sell insurance products. We also compete with other integrated auto service providers that offer similar services as our auto services. As competition in China’s integrated auto service market intensifies, we believe that we are well positioned to take advantage of opportunities in this growing industry due to our leading position in the market, our validated technologies, our customer pool and years of experience and industry knowledge from our management team.

Our Technology

We believe that the success of our business is dependent on our technological capabilities which support us in streamlining workflow, delivering superior user experience, securing information on our platforms, increasing operational efficiency and enabling innovations. Our cloud-based digital platform is the foundation of our operations, and supports our entire transaction process. We adopt AI, hybrid cloud, big data and scalable technologies to continuously and iteratively upgrade our systems. We have developed our digital systems and relevant online software and apps, which include our hybrid cloud, online insurance interface, our auto apps, our order allocation system, the auto service modules imbedded in the apps of our enterprise customers and various desktop and mobile applications utilized by our employees, clients and partners. Key components of our technology systems include:

●	Plug-in and flexible implementation: Our digital system empowers our enterprise customers with capability to implement the service solutions rapidly and cost-efficiently, with an average implementation period of less than two weeks. Our customers can choose the service category to customize a service solution while our operation and technical teams work seamlessly to perform the implementation and testing. Our digitalized service solution could be embedded into our customer’s existing systems through Application Programming Interface (API), HTML 5, Applet or their own applications without disrupting their previous work processes, meanwhile providing full functionality to serve end customers. Our plug-in auto services are now implemented in over 1,400 of our customers’ diverse online applications.

●	Secured Hybrid Cloud and Data: We developed our hybrid cloud to support our multi-tenant digital platform which process massive transactions every day. Since many of our customers are banking, insurance or other data sensitive institutions, we maintain a financial institution’s level cyber security throughout our systems to monitor and manage data traffic on a real-time basis. We also implement multiple layers of security measures to insulate our database from unauthorized access, along with sophisticated security protocols for communication among applications. We have obtained ISO:27001:2013 information security management system certification from China Cybersecurity Review Technology and Certification Center (CCRC) and S3A3 of Cybersecurity Protection Level by Shanghai Institution of Integrated Application of Network Technology.

●	Innovation: We continue investing in R&D for innovative solutions for our customers and partners. Our auto eInsurance solution helps end customers finish the insurance purchase process within a few minutes. Our multi-tenant platform has derived over 40 sub-systems which continually release new features for clients, partners and our internal staff. We also work closely with EV OEMs and smart panel companies to deploy new features and services into their mobile applications or car panels to meet trends and customer expectations in the auto industry.

●	Automation. We maintain a highly automated management process. For our auto eInsurance business, we imbedded modules with functions including real-time insurance premium quotes inquiry and underwriting decisions that connects to and automatically interacts with our insurance company clients. Our auto service orders are also processed by our AI task scheduling system based on service category, location and time requirements, and distributed to the best available service providers. Our automation initiatives save time and costs, and boost the efficiency of our business and our customers’ and end customers’ satisfaction.

●	Managing complexity. We believe our multi-tenants digital platform plays a critical role in managing the growing complexity of our business while meeting customer expectations. We are working with over 1,400 enterprise customers, over 48,000 auto service providers, 35 insurance company groups and over 64,000 insurance sales partners. Our platform and its 40 derived sub-systems support over 1,400 service solutions embedded in client applications. Our platform digitalizes and manages complex processes and interactions across all parties in the automotive ecosystem with their diverse business workflows.

●	Cyber resilience. We have adopted various IT safety measures to enhance our information security, including firewalls, data encryption and intrusion detection. We utilize multiple data centers in different cities and maintain data redundancy through a real-time multi-layer data backup system to ensure the reliability of our systems. We have implemented a disaster recovery program which enables us to react appropriately in an emergency and instantly back up our data to an additional data center if needed. Our board of directors review our cyber security measures and cyber resilience on a half annual basis. As our suppliers and service providers rely on our digital platforms, they present minimal increase in cybersecurity risks. We work closely with our enterprise customers to ensure the cyber resilience of integrating our digital platforms with their customary platforms and apps.

SunCar’s Hybrid Cloud Platform

As core infrastructure of SunCar digital platform supporting various internal and external systems and to realize intelligent auto services and efficient online auto insurance, the Company has established a hybrid cloud platform to host massive data from online and offline business activities. SunCar developed the hybrid cloud platform with the assistance of a third-party cloud service provider in 2022. In 2022, the hybrid cloud platform has substantially completed development and entered regular operation and use.

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

SunCar’s AI Technology

In 2024, we established the Anji AI Technology Service Center (“ATSC”), leveraging DeepSeek AI capabilities to help our partners sell new policies, renewals, and extended warranties. The ATSC currently serves Tesla, Xiaomi, AVATR, and Zeekr, with plans to expand to customers such as Leapmotor.

We leverage AI to enhance operations and customer experience through:

●	Real-time flight delay alerts and intelligent order reminders

●	Call quality monitoring and automated analysis of car wash photos

●	Shortened response times and enhanced cross-selling capabilities

●	Improved customer satisfaction metrics

In February 2025, we completed the full integration of DeepSeek AI technology into our proprietary cloud-based service platform and car insurance SaaS solutions, marking a significant advancement in our AI-driven strategy. This integration transforms our service capabilities through:

1.	Enhanced insurance recommendation precision via advanced risk profiling and customer need analysis

2.	Improved scheduling efficiency with real-time monitoring and maintenance alerts

3.	Sophisticated user behavior analysis enabling highly personalized service delivery

4.	Cost-effective implementation through our proprietary cloud-based platform

5.	Robust data security measures with enterprise-grade protection

We are focusing these AI capabilities on the electric vehicle market — China’s fastest-growing auto segment. The technology facilitates car owners’ transition from traditional to electric vehicles while generating AI-driven incremental revenue through targeted promotions and customized insurance and auto-service solutions.

Intellectual Property

We regard our copyrights, service marks, trademarks, trade secrets, and other intellectual properties as critical to our success. We rely on trademarks and copyrights; trade secret protection; and non-competition, confidentiality, and license agreements with our employees, end consumers, partners, and others to protect our intellectual property rights. Before we launch any new products or services, we apply for registration of related trademarks, and software copyrights. As of December 31, 2024, we had 27 registered trademarks, 160 registered copyrights of computer software, and 6 registered domain names that are material to our business.

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

Share Buy-Back Program

In February 2025, our board of directors authorized a share repurchase program to buy back up to $30 million of the Company’s outstanding Class A ordinary shares over a 12-month period. This program reflects management’s confidence in our long-term growth prospects and commitment to delivering shareholder value. The repurchase program will be funded through a combination of cash on hand and cash generated from operations.

Key Strategic Partnerships

In 2024, we have continued to expand our enterprise partnerships across multiple sectors:

Financial Institutions. We secured a new contract with the Sichuan Branch of Agricultural Bank of China to provide car wash and smart car wash concierge services for their personal clients. This strengthens our strategic partnership with ABC and follows our successful collaboration with their Heilongjiang branch. Our long-standing relationship with Ping An Bank has been renewed for 2025, with SunCar continuing to serve as the preferred aftermarket service provider for Ping An Bank’s Credit Card Center and Automotive Consumer Finance Center. We were selected as the exclusive provider for the Visa Concierge Car Service Project, establishing a pivotal partnership with global payments leader Visa to deliver premium airport and high-speed rail transfer services to Industrial and Commercial Bank of China’s (ICBC) high-net-worth cardholders nationwide.

Automotive Manufacturers. In March 2025, we secured a contract to develop and operate the insurance management platform for Leapmotor, one of China’s fastest-growing electric vehicle manufacturers. This platform will be integrated into Leapmotor’s mobile app ecosystem, handling insurance issuance, claims processing, and accident services. This contract expands our existing partnership with Leapmotor beyond traditional insurance agency services to provide core technology infrastructure.

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
AUTOMOBILE SERVICES GROUP LIMITED (BVI)
SSDL HOLDINGS LIMITED(BVI)
52.63%
42.34%
5.03%
SunCar Technology Group Inc.（SDA）
100%
Auto Services Group Limited（CAY）
100%
Auto Services Group Holdings Limited（CAY）
100%
Auto Market Group Limited（HK）
100%
100%
Anqi Technology (Zhejiang) Co., Ltd
100%
100%
Zhejiang Qixuan Automotive Service Co., Ltd
Shanghai Cuhong Automotive Service Co., Ltd
Haiyan Trading (Shanghai) Co., Ltd
100%
100%
Shanghai Feiyou Trading Co., Ltd
Li Mo (Shanghai) Technology Co., Ltd
Other Shareholders
0.99%
55.34%
43.67%
Shengshi Dalian Insurance Agency Co.,Limited
80%
100%
82.83%
100%
100%
Beijing Beisheng United Insurance Agency Co., Ltd
Chengdu Shengda Insurance Agency Co., Ltd
Shanghai Shengshi Dalian Automobile Service Co., Ltd
Nanjing Xinda New Insurance Agency Co., Ltd
Shanghai Anite Insurance Agency Co., Ltd
100%
Guangdong Tianzhuo Automobile Service Co., Ltd
Jingning Jiashun Automotive Technology Service Co., Ltd
Shanghai Louduo Technology Co., Ltd
Jiangsu Shengda Automobile Service Co., Ltd
Shanghai Qianjing Automobile Service Co., Ltd
Shanghai Chengle Network Technology Co., Ltd
Shanghai Xuanbei Automotive Service Co., Ltd
2024-12-31

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

Business Overview

We are a leading provider of cloud and mobile app-based auto eInsurance services, technology services, and auto services in China. We generate revenue from selling our auto eInsurance services, technology services, and auto services.

For our auto eInsurance business, we facilitate the sale of auto insurance products underwritten by major insurance companies in China. We receive commissions from these insurance companies which are typically a percentage of the premium paid by the policy holder. We implement, automate, and streamline the insurance purchasing process through our proprietary cloud and mobile apps which connect our customers to the full spectrum of products from the leading insurers in China.

We operate our technology services business by providing technical software and consulting related to auto eInsurance and auto services. We have built modular software tools such as customer relationship management (CRM), order management, finance management, and visual analysis systems, which run on our proprietary hybrid cloud platform. Our insurance sales partners and auto services providers use all or some of these online tools to manage their daily work, allowing them the opportunity to monetize the software we have built.

We operate our auto service business by offering customized auto services to our enterprise customers (our “auto service partners”), who include major banks, insurance companies, and other enterprises all of whom have end customer demands for auto services. These auto services include necessary maintenance as well as regular detailing services. Our auto services are ultimately provided to the end-consumers of our enterprise customers by the auto service providers we select to be suppliers on our service network.

Significant Factors Impacting Financial Results

Relationships with Customers

For the auto eInsurance business, we distribute auto insurance products on behalf of well-known insurance companies in China. For the auto service business, our customers are enterprises mainly consisting of banks, insurance companies, telecom companies, airlines and other large corporations. It is critical for us to maintain good relationships and obtain recognition from both our enterprise customers and their end customers. We need to keep growing our business, building our brand influence, and improving the quality of service to attract new customers, solidify relationships with existing customers, and deliver a satisfactory service experience to the end-consumer. Positive feedback from the end-consumer encourages our customers to deepen their business relations with us.

Cooperation with Service Providers

For the auto eInsurance business, we collaborate with a variety of external referral sources to expand our market penetration and broaden our customer base. We have built up a network of external sales partners, including offline after-sales networks who have frequent exposure to car owners, major online platforms with significant user traffic, and emerging EV OEMs and service providers. Our strong relationships with external referral sources are crucial for us to attract end customers for our auto eInsurance business.

For the auto service business, we rely on auto service providers to deliver a variety of auto-related services to the end customers of our enterprise customers. Positive feedback from end customers is dependent on the quality of service provided by our service providers. If our relationships with our service providers deteriorate, our business, financial condition, and results of operations may be materially and adversely affected.

Operating Efficiency of our Business

While we expect our operating costs and expenses to increase as our business grows, we also expect them to decrease as a percentage of revenues as we improve our operating efficiency and achieve greater economies of scale.

The synergies between our auto eInsurance and auto service businesses enable the symbiotic growth of both segments. As we continue to develop our nationwide automotive service provider network, these service providers become sales partners in our auto eInsurance business. Conversely, when we engage with insurance companies to sell their insurance products, we also engage them as customers of our auto service.

Our business is built on a multi-tenant cloud platform which we have continued to integrate into both our customers systems as well as our service and sales networks. We are in the process of adding AI intelligence and digital processes to all our internal workflows as well as to the related business processes of our partners, empowering them with efficient and user-friendly tools and systems. We continue to deploy cutting-edge technology including AI, big data, and Robotics Process Automation (“RPA”), to iteratively upgrade our platform with new features and better performance.

Regulations

Our auto eInsurance business, like all insurance-related businesses in China, is extensively regulated by the China Banking and Insurance Regulatory Commission (“CBIRC”), and subject to regulations including but not limited to PRC Insurance Law and Regulatory Provisions on Professional Insurance Agencies. Aspects of our auto eInsurance business which are regulated include terms and premium rates of the insurance products we distribute for major insurance companies, the commission rates we earn, as well as the way we operate our auto eInsurance business in general. Regulations or administrative measures further restricting or reducing insurance premiums or insurance agency commissions could have material adverse impacts on the revenue and profitability of our auto eInsurance business. This is particularly the case if we are not able to increase our policy volume and sales efficiency to compensate for the effect of such regulatory changes or pass on any downward impact on our revenue to external participants in the insurance supply chain.

Impact of Global Inflationary Pressures

We face two types of possible inflationary pressure: a general pressure from an inflation-related economic slowdown, and a specific pressure from inflation on the price of fuel. First, we consider the impact of inflation on the business is immaterial as the operations are in China and China’s inflation rates have been relatively stable in the last three and a half years: approximately 2.0%, 0.2% and 0.2% for the years ended December 31, 2022, 2023 and 2024, respectively. Second, since the 2022 inflation episode was triggered by the conflict in Ukraine and the resulting increase in fossil fuel prices, it specifically impacted the automobile industry which still primarily relies on fossil fuel to power vehicles. Thus, with increasing fuel price, people may drive less and less people may choose to buy cars. As such, automotive- related industries, including insurance, technology services, and auto service industries, where we operate, would also be adversely impacted. However, we anticipate the pressure to be limited, since we have been working with car manufacturers directly and indirectly require the insurance companies to develop insurance products designed for EVs. We believe that, as EVs become increasingly popular, insurance for EVs can effectively increase our revenues and offset the adverse impact brought by the increased fuel prices.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates, and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

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

The critical accounting policies, judgments, and estimates that we believe to have the most significant impact on our consolidated financial statements are described below, which should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this Annual Report. When reviewing its financial statements, you should consider:

●	our selection of critical accounting policies;

●	the judgments and other uncertainties affecting the application of such policies;

●	the sensitivity of reported results to changes in conditions and assumptions.

We consider an accounting estimates to be critical if: (i) the accounting estimates requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimates that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include (i) revenue recognition; (ii) allowance for credit losses; (iii) valuation allowances of deferred tax assets; and (iv) useful lives of software and equipment.

Revenue Recognition

Revenues from our continuing operations are mainly generated from providing auto eInsurance services, technology services, and auto services.

Auto eInsurance

We provide auto eInsurance distributing automobile insurance on behalf of the insurance companies and charging insurance companies intermediation service commissions. The commissions are determined as a percentage of premiums paid by the insured. Auto eInsurance services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium has been collected from the insured. We have satisfied the performance obligation to recognize revenue when the premiums are collected by the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, we do not accrue any auto eInsurance service commissions or fees prior to the receipt of the related premiums. No allowance for policy cancellations has been provided for intermediation services as cancellation of policies rarely occurs.

Technology Services

We provide technology services including technical software and consulting related to automobile services and insurance, such as customer relationship management (CRM), order management, finance management and visual analysis systems. We charge service fees based on monthly fixed price contracts for services provided, and recognize revenue over time during the service period.

Auto Services

We define enterprise customers as our customers and we sell auto service coupons to enterprise customers, where each coupon represents one specific auto service. There are various service types including vehicle washing, waxing, maintenance, transportation services and roadside assistance. We only provide one specific service among various service types for each specific service coupon. We identify each specific service coupon as a contract that establishes enforceable rights and obligations for each party. We charge the service fee at a fixed price per service when the service is performed. For service coupons with limited duration, we either charge the service fee at a fixed price per service when the service is performed or when the coupon expires, whether or not the service has been performed. We consider each service coupon to be a distinct service that is capable of providing a benefit to the customer on its own according to ASC 606-10-25-14(a). Therefore, we identify only one performance obligation under a contract, which is to provide a specific service or to stand ready to perform a specific service within a limited duration. We act as a principal as we control access to the services before the services are provided to customers and we have the ability to direct other parties to provide the services to customers on our behalf. Specifically, we have the ability to choose service providers, and are primarily responsible for the acceptability for the service meeting customer specifications, bears inventory risk after transfer of control of services to customers, and has the discretion in establishing the price with customers and with service providers and bears credit risk. We recognize revenue in the gross amount of consideration at a point of time when the service is provided, or when the service coupon expires. We do not provide refunds to the customers when a coupon is expired but not used.

Allowance for Credit Losses

Accounts receivable, net are stated at the original amounts less allowances for credit losses. Accounts receivable are recognized in the period when we have provided services to our customers and when our right to consideration is unconditional. We adopted ASC Topic 326, Financial Instruments-Credit Losses (Topic 326) from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to US$0.5 million recognized as of January 1, 2023. We assess collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, and on an individual basis when we identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, we consider historical collectability based on past due status, the age of the accounts receivable balances, credit quality of our customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers.

For the years ended December 31, 2022, 2023 and 2024, we recognized US$26.0 million, reversed credit losses of accounts receivable of US$4.1 million and recognized credit losses of US$1.3 million, respectively. A 10% increase in our credit losses provision (reversal) would have increased (decreased) our loss before income tax by 24%, (3)% and 0.2% for the years ended December 31, 2023 and 2024, respectively.

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

For the years ended December 31, 2022, 2023 and 2024, We recognized a valuation allowance of deferred tax assets of US$5.4 million, US$4.5 million and US$2.3 million, respectively. A 10% increase in our valuation allowance of deferred tax assets would have increased net losses from continuing operations by 5%, 3% and 0.4% respectively, for the years ended December 31, 2022, 2023, and 2024.

Useful Lives of Property, Software and Equipment

The estimated useful lives of the property, software and equipment are based on the management’s best estimation, which were as follows:

Category	Estimated useful lives
Vehicles	3-5 years
Office equipment and furniture	3-5 years
Electronic equipment	3 years
Building	20 years
Computer software	5, 10 years
Leasehold improvements	Over the shorter of the lease term or the estimated useful lives of the assets

Key Components of Results of Operations

Revenue

Our Revenues are derived from auto eInsurance service, auto service, and technology service. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated.

	For the Year Ended December 31,
	2022		2023		2024
	(in thousands, except for percentages)
Auto eInsurance service	$67,640	24%	118,109	32%	$170,549	39%
Technology service	15,479	5%	30,658	8%	44,892	10%
Auto service	199,294	71%	214,979	60%	226,456	51%
Total	$282,413	100%	$363,746	100%	$441,897	100%

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

Technology Service. We operate our technology service business by providing technical software and consulting related to automobile services and insurance, including modular management tools such as customer relationship management, order management, finance management and visual analysis systems. For the use of our technology services, we charge technology service fees based on fixed prices per service period (usually one month) for service provided, and recognize revenue over time during the service period.

Auto Service. We provide customized auto service to enterprises, who ultimately offer them to their end customers. These services include necessary maintenance as well as regular services such as car wash, oil change, tire repair, car beautification, road assistance, flight pickup, designated driving, VIP lounge, etc. We charge a service fee either based on the number of service items completed at a fixed price per item, or, charge for service coupons with a limited duration term, whether or not the services have been performed. We act as the principal supplier and control the access to the services before providing them to end customers. Therefore, we recognize revenue in the gross amount of consideration at the point of time when the service is provided, or when the service coupons with limited duration term have expired.

Operating costs and expenses

The following table sets forth our operating costs and expenses, both in absolute amounts and as a percentage of total revenues, for the years indicated.

	For the Year Ended December 31,
	2022		2023		2024
	(In thousands, except for percentages)
Integrated service cost	$166,793	59%	$209,553	58%	$226,172	51%
Promotional service expenses	65,500	23%	112,504	31%	164,262	37%
Selling expenses	16,477	6%	20,578	6%	22,587	5%
General and administrative expenses	37,742	13%	22,462	6%	46,995	11%
Research and development expenses	8,478	3%	14,111	4%	40,244	9%
Total	$294,990	104%	$379,208	105%	$500,260	113%

Integrated service cost. The integrated service cost primarily consists of (i) service fees paid to suppliers engaged to provide technical support for our technology service; and (ii) service fees paid to auto service providers to provide customized service for end customers of its enterprise customers. The service fee is determined based on and recognized in the period of the actual services rendered.

Promotional Service Expenses. Promotional service expenses represent (i) promotional service fees to expand extensive networks primarily of auto eInsurance sales partners; and (ii) service fees we pay to promotion channels, including but not limited to offline after-sales networks, online platforms, and emerging EV OEMs and service providers. Promotional service expenses are recognized in the period incurred.

Selling Expenses. Selling expenses primarily consist of (i) salaries and employment benefits for employees who work in the service lines; (ii) promotional service fees; (iii) communication and travel expenses, and (iv) depreciation expenses related to sales. Depreciation expenses are calculated on a straight-line basis over the estimated useful lives of the assets.

General and Administrative Expenses. General and administrative expenses primarily consist of (i) staff costs, rental and depreciation expenses related to general and administrative personnel; (ii) share-based compensation expenses; and (iii) other corporate expenses.

Research and Development Expenses. Research and development expenses primarily consist of payroll and employee benefits for research and development employees, rental expenses, utilities, and other related expenses to design, develop, and maintain the technology service platform and to support its internal and external customers, and for share-based compensation expenses.

Results of Operations

Year ended December 31, 2024 compared with year ended December 31, 2023

The following table sets forth a summary of audited consolidated results of operations for the years indicated. This information should be read together with audited consolidated financial statements and related notes included elsewhere in this Annual Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,		Change
	2023	2024	Amount	%
Revenues
Auto eInsurance service	$118,109	$170,549	$52,440	44%
Technology service	30,658	44,892	14,234	46%
Auto service	214,979	226,456	11,477	5%
Total revenues	363,746	441,897	78,151	21%

Operating costs and expenses
Integrated service cost	(209,553)	(226,172)	(16,619)	8%
Promotional service expenses	(112,504)	(164,262)	(51,758)	46%
Selling expenses	(20,578)	(22,587)	(2,009)	10%
General and administrative expenses	(22,462)	(46,995)	(24,533)	109%
Research and development expenses	(14,111)	(40,244)	(26,133)	185%
Total operating costs and expenses	(379,208)	(500,260)	(121,052)	32%

Operating loss	(15,462)	(58,363)	(42,901)	277%

Other income/(expenses)
Financial expenses, net	(4,435)	(4,529)	(94)	2%
Investment income	518	784	266	51%
Change of fair value of warrant liabilities	(629)	(286)	343	-55%
Other income, net	5,001	794	(4,207)	-84%
Total other income, net	455	(3,237)	(3,692)	-811%

Loss before income tax expense	(15,007)	(61,600)	(46,593)	310%
Income tax expense	(2,572)	(2,853)	(281)	11%
Loss from continuing operations, net	(17,579)	(64,453)	(46,874)	267%
Net loss	(17,579)	(64,453)	(46,874)	267%
Other comprehensive loss
Foreign currency translation difference	(1,137)	(1,524)	(387)	34%
Total comprehensive loss	$(18,716)	$(65,977)	$(47,261)	253%

Revenue

Our total revenue increased by 21% from US$363.7 million for the year ended December 31, 2023 to US$441.9 million for the year ended December 31, 2024.

Auto eInsurance service. Auto eInsurance service revenue increased by 44% from US$118.1 million for the year ended December 31, 2023 to US$170.5 million for the year ended December 31, 2024, which was driven by the increasing number of insurance policies sold for the year ended December 31, 2024. We ranked first in terms of auto insurance premiums for EVs in China. EV sales have increased sharply in recent years, and thus, our auto eInsurance business has expanded rapidly.

Technology service. Technology service revenue increased by 46% from US$30.7 million for the year ended December 31, 2023 to US$44.9 million for the year ended December 31, 2024. With growing demands to efficiently manage their businesses, more enterprise customers are now paying for our online tools to streamline their business workflows, manage their customer relationships and automate orders processing. With the iterative upgrades of our technology, we are working on developing a SaaS model product offering and plan to gradually turn our enterprise customers into our technology service customers. Through the application of our Private Cloud Platform, our development process was simplified, and we can easily integrate various tools for software development, testing, operations and maintenance. This has strengthened our software platform and increased its business capacity to better serve the customers’ needs.

Auto service. Auto service revenue increased by 5% from US$215.0 million for the year ended December 31, 2023 to US$226.5 million for the year ended December 31, 2024. The increase was driven by the increase of service orders in 2024. The extensive service network we developed was able to serve more enterprise customers and complete more auto services in 2024.

Operating costs and expenses. Operating costs and expenses increased by 32% from US$379.2 million for the year ended December 31, 2023 to US$500.3 million for the year ended December 31, 2024.

Integrated service cost. Integrated service cost increased by 8% from US$209.6 million for the year ended December 31, 2023 to US$226.2 million for the year ended December 31, 2024. The increase of integrated service costs was in line with the increase of revenue in our technology service and the significant increase in auto service revenue.

Promotional service expenses. Promotional service expenses increased by 46% from US$112.5 million for the year ended December 31, 2023 to US$164.3 million for the year ended December 31, 2024. The increase in promotional service expenses was in line with the increase of revenue in our auto eInsurance service.

Selling expenses. Selling expenses increased by 10% from US$20.6 million for the year ended December 31, 2023 to US$22.6 million for the year ended December 31, 2024, primarily due to an increase in promotional expense of US$5.3 million for market expansion and partially offset by decrease of US$2.3 million for compensation for part-time sales personnel and decrease of $1.2 million for depreciation of fixed assets.

General and administrative expenses. General and administrative expenses increased by 109% from US$22.5 million for the year ended December 31, 2023 to US$47.0 million for the year ended December 31, 2024, primarily due to the increase of share-based compensation expense related to 2024 Equity Incentive Plan of US$31.0 million and US$5.4 million credit losses, and partially offset by the decrease of earnout payment of US$9.8 million and US$3.0 consulting fees.

Research and development expenses. Research and development expenses increased by 185% from US$14.1 million for the year ended December 31, 2023 to US$40.2 million for the year ended December 31, 2024, primarily due to the increase of share-based compensation expense related to 2024 Equity Incentive Plan of US$31.0 million, and partially offset by decrease of US$4.9 million technology service fees due to a reduction on external services.

Net loss and Adjusted EBITDA. Net loss increased by US$46.9 million, to US$64.5 million for the year ended December 31, 2024. Adjusted EBITDA increased by US$8.1 million, to US$9.8 million in the year ended December 31, 2024. See our reconciliation of Net loss to Adjusted EBITDA within the section titled “Non-GAAP Financial Measures.

Year ended December 31, 2023 compared with the year ended December 31, 2022

The following table sets forth a summary of audited consolidated results of operations for the years indicated. This information should be read together with audited consolidated financial statements and related notes included elsewhere in this Annual Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,		Change
	2022	2023	Amount	%
Revenues
Auto eInsurance service	$67,640	$118,109	$50,469	75%
Technology service	15,479	30,658	15,179	98%
Auto service	199,294	214,979	15,685	8%
Total revenues	282,413	363,746	81,333	29%

Operating costs and expenses
Integrated service cost	(166,793)	(209,553)	(42,760)	26%
Promotional service expenses	(65,500)	(112,504)	(47,004)	72%
Selling expenses	(16,477)	(20,578)	(4,101)	25%
General and administrative expenses	(37,742)	(22,462)	15,280	-40%
Research and development expenses	(8,478)	(14,111)	(5,633)	66%
Total operating costs and expenses	(294,990)	(379,208)	(84,218)	29%

Operating loss	(12,577)	(15,462)	(2,885)	23%

Other income/(expenses)
Financial expenses, net	(3,659)	(4,435)	(776)	21%
Investment income	441	518	77	17%
Change of fair value of warrant liabilities	-	(629)	(629)	N/A
Other income, net	5,121	5,001	(120)	-2%
Total other income, net	1,903	455	(1,448)	-76%

Loss before income tax expense	(10,674)	(15,007)	(4,333)	41%
Income tax expense	(231)	(2,572)	(2,341)	1013%
Loss from continuing operations, net	(10,905)	(17,579)	(6,674)	61%

Discontinued operations:
Net loss from discontinued operations	(994)	-	994	-100%

Net loss	(11,899)	(17,579)	(5,680)	48%
Other comprehensive loss
Foreign currency translation difference	(2,410)	(1,137)	1,273	-53%
Total comprehensive loss	$(14,309)	$(18,716)	$(4,407)	31%

Revenue

Our total revenue increased by 29% from US$282.4 million for the year ended December 31, 2022 to US$363.7 million for the year ended December 31, 2023.

Auto eInsurance service. Auto eInsurance service revenue increased by 75% from US$67.6 million for the year ended December 31, 2022 to US$118.1 million for the year ended December 31, 2023, driven by the increasing number of insurance policies sold for the year ended December 31, 2023. We ranked first in terms of auto insurance premiums for EVs in China.  EV sales have increased sharply in recent years, and thus, our auto eInsurance business has expanded rapidly. Therefore, while the average commission for the year ended December 31, 2023 decreased by 12% compared with the year of 2022 due to the regulatory requirements and normal market fluctuations, this decrease was offset by the increase in the number of insurance policies by 108% compared with those for the year ended December 31, 2022.

Technology service. Technology service revenue increased by US$15.2 million from US$15.5 million for the year ended December 31, 2022 to US$30.7 million for the year ended December 31, 2023. Technology service is a new business focus of ours starting in 2021 and the revenue increase is due to our continuous expansion in new business to acquire more market share. The increase is also due to the increasing reliance of our insurance company partners on our insurance app as their online business develops, which brings more cooperation in the technology service segment. Through the application of our Private Cloud Platform, we have simplified our development process and we were able to easily integrate various tools for software development, testing, operation, and maintenance. Together, these strengthened our software platform to be able to increase its capacity and better serve the customers.

Auto service. Auto service revenue increased by 8% from US$199.3 million for the year ended December 31, 2022 to US$215.0 million for the year ended December 31, 2023. The increase was driven by the increase of service orders in 2023. The extensive service network we developed served more enterprise customers and completed more auto service orders in 2023.

Operating costs and expenses. Operating costs and expenses increased by 29% from US$295.0 million for the year ended December 31, 2022 to US$379.2 million for the year ended December 31, 2023.

Integrated service cost. Integrated service cost increased by 26% from US$166.8 million for the year ended December 31, 2022 to US$209.6 million for the year ended December 31, 2023. The increase of integrated service costs was in line with the increase in revenue in our technology service business and significant increase in the auto service business.

Promotional service expenses. Promotional service expenses increased by 72% from US$65.5 million for the year ended December 31, 2022 to US$112.5 million for the year ended December 31, 2023. The increase in promotional service expenses was in line with the increase of revenue in our auto eInsurance service and auto service.

Selling expenses. Selling expenses increased by 25% from US$16.5 million for the year ended December 31, 2022 to US$20.6 million for the year ended December 31, 2023, primarily due to (i) an increase in promotion expense of US$1.1 million for market expansion after the public listing; and (ii) an increase in compensation of US$2.9 million for part-time sales personnels the number of service centers nationwide increased.

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

Research and development expenses. Research and development expenses increased by 66% from US$8.5 million for the year ended December 31, 2022 to US$14.1 million for year ended December 31, 2023, primarily due to more research expenditures on the software used in the auto eInsurance service and technology service businesses.

Net loss and Adjusted EBITDA. Net loss increased by $5.7 million, to $17.6 million for the year ended December 31, 2023. Adjusted EBITDA increased by US$7.2 million, to US$1.6 million in year ended December 31, 2023. See our reconciliation of Net loss to Adjusted EBITDA within the section titled “Non-GAAP Financial Measures.”

Discontinued operations

On March 1, 2022, we entered into a share purchase agreement with Jiachen Information Technology (Shanghai) Co., Ltd. (“Jiachen”), an affiliate of Mr. Ye Zaichang, to transfer the total equity of Shengda Group at a nominal consideration of RMB1. The disposal transaction was completed as of March 1, 2022. As the disposal of Shengda Group was under common control, no gain or loss was recorded as the result of the disposal, and instead impacts were charged to additional paid-in capital.

Non-GAAP Financial Measures

In addition to our results being determined in accordance with GAAP, the Company’s management believes that Adjusted EBITDA, which is a non-GAAP measure that excludes certain non-recurring items such as costs and expenses related to the Business Combination and prior and subsequent capital raises, is useful in evaluating our operational performance. The Company uses this non-GAAP financial information to evaluate our ongoing operations and for internal planning, budgeting and forecasting purposes. We believe that this non-GAAP financial information, when taken collectively with GAAP measures, may be helpful to investors in assessing our operating performance and comparing our performance with competitors and other comparable companies, which may or may not present similar non-GAAP financial measures to investors. Our computation of these non-GAAP measures may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate these measures in the same fashion. We endeavor to compensate for the limitation of the non-GAAP measure presented by also providing the most directly comparable GAAP measure and a description of the reconciling items and adjustments to derive the non-GAAP measure. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures on a supplemental basis.

Adjusted EBITDA

We believe that Adjusted EBITDA, as defined below, is useful in evaluating our operational performance distinct and apart from certain expenses that may not be indicative of our recurring core business operating results and non-operational expenses. Adjusted EBITDA is defined as Net loss adjusted for depreciation and amortization, financial expenses, net, investment income, change of fair value of warrant liabilities, other non-recurring income, net, income tax expense, share-based compensation and non-recurring expenses related to the Business Combination and prior and subsequent capital raises.

Net loss Margin is defined as net loss divided by total revenues, and Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by total revenues.

The following table reconciles Net loss to Adjusted EBITDA for the years ended December 31, 2022, 2023 and 2024.

	For the years ended December 31,
	2022	2023	2024
	(In thousands)
Net loss	$(11,899)	$(17,579)	$(64,453)
Depreciation and amortization	5,078	4,114	4,503
Financial expenses, net	3,659	4,435	4,529
Investment income	(441)	(518)	(784)
Change of fair value of warrant liabilities	-	629	286
Other non-recurring income, net	(5,121)	(5,001)	(794)
Income tax expense	231	2,572	2,853
Share-based compensation (1)	1,599	11,295	63,535
Transaction fees (2)	357	1,702	79
Net loss from the discontinued operation, net of tax	994	-	-
Adjusted EBITDA	$(5,543)	$1,649	$9,754
Net loss Margin	(4.2)%	(4.8)%	(14.6)%
Adjusted EBITDA Margin	(2.0)%	0.5%	2.2%

(1)	Non-cash expense related to compensation costs for equity classified awards (both for the subsidiary and the Group).

(2)	Includes non-recurring transaction related fees and expenses associated with the Company’s Business Combination and prior and subsequent capital raises.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Our subsidiaries incorporated in the BVI are not subject to taxation in the British Virgin Islands.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, and the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax had been made to China Auto Market Group Ltd., a subsidiary of us, during the years ended December 31, 2022, 2023 and 2024 as it did not have assessable profit during the periods presented.

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

Liquidity and Capital Resources

	For the years ended December 31,
	2022	2023	2024
	(in thousands)
Net cash (used in) provided by operating activities of continuing operations	$(16,092)	$(27,651)	$11,841
Net cash used in operating activities of discontinued operations	(52)	-	-
Net cash used in investing activities of continuing operations	(5,402)	(2,394)	(12,147)
Net cash used in investing activities of discontinued operations	(517)	-	-
Net cash provided by (used in) financing activities of continuing operations	10,636	40,434	(2,951)
Effect of exchange rate changes	(2,573)	(711)	(826)
Net (decrease) increase in cash and restricted cash	$(14,000)	$9,678	$(4,083)

Our principal sources of liquidity have been cash provided from bank borrowings and revenue generated from business operations. As of December 31, 2024, we had US$26.9 million in cash, and US$2.6 million restricted cash, of which almost all was denominated in Renminbi. Most of the cash and restricted cash were held at banks located in China.

We believe that our current cash on hand, short-term investments, and cash provided by equity securities will be sufficient to meet the current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditures, or similar actions. If we determine that the cash requirements exceed the amount of cash on hand, we may seek to issue equity or equity-linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to the shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

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

Operating Activities

Net cash provided by operating activities of continuing operations for the year ended December 31, 2024 was US$11.8 million, as compared to net loss from continuing operations of US$64.5 million. The difference between net loss and net cash provided by operating activities was primarily attributable to (i) a non-cash adjustment of share-based compensation of US$63.5 million, depreciation of US$4.5 million, provision for credit losses of US$1.3 million, deferred income tax expense of US$1.2 million, (ii) increase of accounts payable of US$31.3 million primarily due to the growth of our auto service business, (iii) increase of accrued expenses and other current liabilities of US$1.4 million and US$1.9 million amounts due to related parties, offset by an increase of accounts receivable of US$22.7 million due to the increase of sales, and an increase of prepaid expenses and other current assets of US$6.7 million due to the increase of advances to suppliers for the expansion of business.

Net cash used in operating activities of continuing operations for the year ended December 31, 2023 was US$27.7 million, as compared to net loss from continuing operations of US$17.6 million. The principal changes accounting for the difference between net loss and net cash used in operating activities in 2023 were an adjustment of US$13.7 million non-cash items including the change of share-based compensation of the Group of US$9.8 million and depreciation of US$4.1 million offset by the reversal of allowance of accounts receivable of US$4.1 million, an increase of prepaid expenses and other current assets of US$55.9 million, offset by a decrease of accounts receivable of US$30.8 million due to good collections, an increase of accounts payable of US$3.1 million. The increase of prepaid expenses and other current assets was primarily due to a significant increase of pre-recharge funds to auto service providers for the purpose of getting more preferential service prices. The increase in accounts payable was primarily due to the growth of our technology service business.

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

Investing Activities

Net cash used in investing activities of continuing operations for the year ended December 31, 2024 was US$12.1 million, primarily consisting of US$11.6 million in non-current assets purchased related to the development of cloud infrastructure, and the purchase of a short-term investment of US$21.6 million, and offset by the proceeds from sale of short-term investment of US$21.7 million.

Net cash used in investing activities of continuing operations for the year ended December 31, 2023 was US$2.4 million, primarily consisting of US$4.9 million in software and equipment purchase, and US$1.7 million in purchase of other non-current assets, offset by proceeds from the redemption of short-term investments of US$4.7 million.

Net cash used in investing activities of continuing operations for the year ended December 31, 2022 was US$5.4 million, primarily consisting of US$4.4 million in software and equipment purchases, and US$1.2 million in purchase of other non-current assets.

Financing Activities

Net cash used in financing activities of continuing operations for the year ended December 31, 2024 was US$3.0 million, consisting primarily of repayments of short-term bank borrowings of US$103.0 million repurchase of non-controlling interests of US$4.1 and repayments to related parties of US$1.7 million, and offset by US$105.9 million from short-term bank borrowings.

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

Net cash used in the financing activities of continuing operations for the year ended December 31, 2022 was US$10.7 million, consisting primarily of US$122.2 million from short-term bank borrowings, offset by repayment of short-term bank borrowings of US$111.1 million.

Capital Expenditures

Our capital expenditures are primarily incurred for the purchase of software and equipment, and the development of our private cloud. Its capital expenditures were US$5.6 million, US$6.6 million and US$12.2 million, for the years ended December 31, 2022, 2023 and 2024, respectively. We intend to fund our future capital expenditures with our existing cash balance and bank borrowings. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

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

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024.

	Payment Due by Period
	Within one year	1-3 years	Total
Operating lease payment	$554	$21	$575
Lease payment of property management fee and short-term lease	$80	$1	$81
Capital payment	$4,837	$-	$4,837
Short-term borrowings	$83,597	$-	$83,597

We recorded rental expenses of US$0.6 million, US$0.9 million and US$1.0 million for the years ended December 31, 2022, 2023 and 2024, respectively. Other than what is disclosed above, we did not have other significant commitments, long-term obligations, or guarantees as of December 31, 2024.

We also have certain capital commitments that are primarily related to commitments for the purchase and installation of a private cloud system. Total capital commitments contracted but not yet reflected in the consolidated financial statement was US$4.8 million as of December 31, 2024. All of the capital commitments will be fulfilled according to the investment payment schedule.

From time to time, we take out borrowings with commercial banks to provide for its working capital for daily operation. See “Index to Financial Statements—Borrowings”.

Related Party Transaction

Shengda Automobile Service Group Co., Limited and its subsidiaries (“Shengda Group”), owned by Mr. Ye Zaichang, the Chairman of the Board of Directors, was disposed on March 1, 2022, such disposition has been completed as of that date. In addition, we were liable to Jiachen of RMB281.8 million (US$40.9 million) for the transfer of SUNCAR Online as of December 31, 2022. Additionally, we were liable to Shengda Group of $4.7 million for the ordinary course of operation, which was interest-free, unsecured, and could be settled on demand. In the share purchase agreement dated March 1, 2022, we agreed to repay the debt owed to Shengda Group by full before June 1, 2023. In April 2023, we negotiated with Jiachen and consented to have an extension of payment to extend the repayment date to December 31, 2025, with an annual interest rate of 1% from June 30, 2023 to the completion of the repayment.

In 2023, we repaid the debt owed to Shengda Group of US$10 million. In the first three quarters of 2024, we repaid the debt owned to Shengda Group through transfer of shares of SunCar Online at an aggregate amount of US$6.2 million. The non-cash gains from the difference of repurchase price and transfer price of US$4.5 million were charged to additional-paid-in capital.

As of December 31, 2024, the payables due to the transfer of SunCar Online was US$22.8 million, and other payables were US$5.7 million to Shengda Group and US$0.5 million to Mr. Lei Zhunfu for the ordinary course of operation, which were interest free, unsecure and could be settled on demand.

B. Liquidity and Capital Resources

Please see Item 5.A. “Operating Results-Liquidity and Capital Resources” above.

C. Research and Development, Patents and Licenses, etc.

For the years ended December 31, 2022, 2023 and 2024, our research and development expenses were US$8.5 million, US$14.1 million, and US$40.2 million, respectively. Research and development expenses consist primarily of payroll and employee benefits for research and development, employees, rental expense, utilities, and other related expenses related to designing, developing, and maintaining the technology service platform to support its internal and external customers. We expect spending in research and development to continue to be significant over time as SunCar plans to continue to invest in its technology and innovation to enhance customer experience and provide value to its business partners.

D. Trend Information

Other than as disclosed in this Report, SunCar is not aware of any trends, uncertainties, demands, commitments or events as of December 31, 2024 that are reasonably likely to have a material and adverse effect on its net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Estimates

Please see Item 5.A. “Operating Results-Critical Accounting Estimates” above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

See “Item 1. Identity of Directors, Senior Management and Advisers—A. Directors and Senior Management.”

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid an aggregate of approximately RMB1.78 million (US$0.24 million) in cash and benefits to our directors and executive officers . We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Foreign Private Issuer Status

As a foreign private issuer, SunCar is exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, SunCar will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. SunCar is also permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, SunCar’s corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange. For more details please see Item 16G. – Corporate Governance in this Report.

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

D. Employees

As of December 31, 2024, we had 560 employees combined in our operations, consisting of 560 full-time and 0 part-time employees. The number of employees for each area of operations, and such employees as a percentage of our total workforce, are as follows:

	As of December 31, 2024
	Employees	Percentage
Management	107	19.11%
Sales & Administration	272	48.57%
Research and Development	181	32.32%
Total	560	100.00%

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of the Ordinary Shares as of December 31, 2024 by:

●	each person known by us to be the beneficial owner of more than 5% of the Ordinary Shares;

●	each of our directors and members of Executive Management; and

●	all our directors and members of Executive Management as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying options, warrants or other derivative securities, as applicable, that are currently exercisable or convertible or exercisable or convertible within 60 days. Ordinary Shares that may be acquired within 60 days of December 31, 2024 pursuant to the exercise of options or Warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such holder but are not deemed to be outstanding for computing the percentage ownership of any other person or entity shown in the table. Each holder of Class B Ordinary Shares is entitled to ten votes per share on all matters to be voted on by shareholders generally, including the election of directors.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them.

	Class A		Class B		Voting
	Ordinary Shares		Ordinary Shares		Power
Name and Address of Beneficial Owner(1)	Number	%	Number	%	(%)
Executive Officers and Directors
Zaichang Ye	—	—	46,617,856	47.3%	89.9%
Bohong Du	700,000	0.7%	—	—	0.1%
Zhunfu Lei	—	—	—	—	—
Breaux Walker	—	—	—	—	—
Ms. Saiye Gu	900,000	0.9%	—	—	0.2%
Yizhi Qian	—	—	—	—	—
Haidong Zhang	—	—	—	—	—
Ms. Lin Bao	—	—	—	—	—
Yongsheng Liu	—	—	—	—	—
All Executive Officers and Directors as a group	—	—	46,617,856	47.3%	89.9%

5% or Greater Holders
Automobile Services Group Limited(2)	—	—	41,708,943	42.3%	80.5%
KMBP Holdings Limited(3)	20,832,142	21.1%	—	—	4.0%
SSDL Holdings Limited(4)	—	—	4,950,622	5.0%	9.5%

(1)	Unless otherwise noted, the business address of each of the named beneficial owner is: c/o Shanghai Feiyou Trading Co., Ltd., Suite 209, No. 656 Lingshi Road, Jing’an District, Shanghai, China.

(2)	Automobile Services Group Limited is 99.99% owned by Zaichang Ye. The registered office is at Viatra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)	KMBP Holdings Limited (“KMBP”) is a special purpose vehicle of China Harvest Fund II, L.P. and China Harvest Co-Investors II, L.P., (collectively, the “China Harvest Funds”) in respect of their investment in Auto Services Group Limited. The general partner of the China Harvest Funds is China Renaissance Capital Investment II, L.P. The general partner of China Renaissance Capital Investment II, L.P. is China Renaissance Capital II GP. The voting powers and investment powers of KMBP is exercised in accordance with its board of directors, which consist of Mark Qiu, Bai Wei, and Yu Chun Yin. KMBP’s address is: Suite 2202A, 22/F, South Island Place, 8 Wong Chuk Hang Road, Hong Kong.

(4)	SSDL Holdings Limited is 100% owned by Zaichang Ye.

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

As a result of the transfer of equity interest of SUNCAR Online from Shengda Group to Shanghai Feiyou at a transfer price of RMB 281,780 ($44,217) (see Note 3 Discontinued Operations to the consolidated financial statements of SunCar in this Report), SunCar has in debt owed to Shengda Group (which was ultimately controlled by Mr. Ye) RMB281,780 (US$40,854). Pursuant to the SPA, SunCar agreed to repay the debt owed to Shengda Group by full before June 1, 2023. As of December 31, 2022, other than the debt mentioned above, SunCar also owed to Shengda Group of $4,710, which was in the ordinary course of operation and unsecure. On April 6, 2023, SunCar entered into an extension agreement with Shengda Group to extended the maturity date of amount due to Shengda Group to December 31, 2025, with annual interest rate of 1% in the extension period from June 1, 2023 to December 31, 2025. For the year ended December 31, 2023, we repaid the debt owed to Shengda Group of US$10,000.

For the year ended December 31, 2024, we repaid the debt owned to Shengda Group through transfer of shares of SunCar Online at an aggregate amount of RMB44,638 (US$6,203). The non-cash gains from the difference of repurchase price and transfer price of US$4,504 were charged to additional-paid-in capital.

Except for the balance with Shengda Group, SunCar also owed to Mr. Lei Zhunfu, who is the Chief Technology Officer and Chief Operating Officer of the Company, of RMB3,797 (US$520), which was in the ordinary course of operation and unsecure as of December 31, 2024.

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

As of December 31, 2024, there were 51,845,493 Class A Ordinary Shares outstanding and issued and 46,659,565 Class B Ordinary Shares outstanding and issued. 5,365,194 public warrants were outstanding, and the holder of each such warrant is entitled to purchase one-half (1/2) of one Class A Ordinary Share at an exercise price of $11.50 per full share. 350,000 private placement warrants were outstanding, and the holder of each such warrant is entitled to purchase one-half (1/2) of one Class A Ordinary Share at an exercise price of $11.50 per full share.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during our fiscal year ended December 31, 2024 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Enrome LLP, for the periods indicated.

	For the Fiscal Years Ended December 31,
	2024	2023
Audit fees (1)	$415,000	$575,000
Audit-Related Fees (2)	-	-
Tax Fees (3)	-	-
All other fees (4)	-	-

(1)	Audit Fees: This category includes the audit of our annual financial statements, review of financial statements included in our interim semi-annual report on Form 6-K, and services that are normally provided by independent auditors in connection with statutory and regulatory filings or the engagement for fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.

(2)	Audit-Related Fees: This category consists of assurance and related services by our independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.”

(3)	Tax Fees: This category consists of professional services rendered by our independent auditors for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

(4)	All Other Fees: This category consists of fees for other miscellaneous items.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy, or the Policy, governing the purchase, sale and other transactions in our securities that applies to our directors, officers, employees, consultants and other covered persons, including immediate family members and entities controlled by any of the foregoing persons.

The Company believes that the Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Policy is filed as Exhibit 11.1 to this Report.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company in Exhibit 99.3 in the Form F-4 are incorporated by reference herein.

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

ITEM 19. EXHIBITS

EXHIBIT INDEX

1.1	Second Amended and Restated Amended and Restated Memorandum and Articles of Association of SunCar (incorporated by reference to Exhibit 1.1 of SunCar’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023).
4.1	Specimen Ordinary Share Certificate of SunCar (incorporated by reference to Exhibit 4.8 of SunCar’s registration statement on Form F-4 (File No. 333-269295), filed with the SEC on March 27, 2023).
4.1	Merger Agreement dated May 23, 2022 (incorporated by reference to Exhibit 1.1 of SunCar’s registration statement on Form F-4 (File 333-269295), filed with the SEC on March 27, 2023).
4.2	Resale Lock-up Agreement (incorporated by reference to Annex F of SunCar’s registration statement on Form F-4 (File 333-269295), filed with the SEC on March 27, 2023).
4.3	Warrant Agreement, dated March 1, 2021, by and between Continental Stock Transfer & Trust Company and the Registrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Goldenbridge with the Securities and Exchange Commission on March 5, 2021)
4.4	Rights Agreement, dated March 1, 2021, by and between Continental Stock Transfer & Trust Company and the Registrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Goldenbridge with the Securities & Exchange Commission on March 5, 2021)
4.5	Form of Warrant, by and between Auto Services Group Limited and GEM Yield Bahamas Limited (incorporated by reference to Exhibit 4.9 of SunCar’s registration statement on Form F-4 (File 333-269295)
10.1	Registration Rights Agreement, dated March 1, 2021, among the Registrant, Continental Stock Transfer & Trust Company and the initial shareholders (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Goldenbridge with the SEC on March 5, 2021).
10.2	Form of Employment Agreement between SunCar and SunCar’s executive officers (incorporated by reference to Exhibit 10.6 of SunCar’s registration statement on Form F-4 (File No. 333-269295), filed with the SEC on March 27, 2023).
10.3	Form of Share Purchase Agreement among Auto Services Group Limited, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (incorporated by reference to Exhibit 10.7 of SunCar's registration statement on Form F-4 (File No. 333-269295), filed with the SEC on March 27, 2023).
10.4	Form of Registration Rights Agreement between Auto Services Group Limited and GEM Global Yield LLC SCS (incorporated by reference to Exhibit 10.6 of SunCar’s registration statement on Form F-4 (File No. 333-269295), filed with the SEC on March 27, 2023).
11.1**	Insider Trading Policy of SunCar
12.1**	Section 302 Certification by the Corporation’s Chief Executive Officer
12.2**	Section 302 Certification by the Corporation’s Chief Financial Officer
13.1**	Section 906 Certification by the Corporation’s Chief Executive Officer and Chief Financial Officer
21.1**	List of Subsidiaries.
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of SunCar's annual report on Form 20-F, filed with the SEC on April 29, 2024).
99.1	Audited consolidated financial statements of the Company for years ended December 31, 2021 and 2022 (incorporated by reference to Exhibit 99.1 of SunCar’s Shell Company Report on Form 20-FR (File No. 001-41706) filed with the SEC on June 30, 2023).
99.2	Unaudited pro forma condensed combined financial information of the Company (incorporated by reference to Exhibit 99.2 of SunCar’s Shell Company Report on Form 20-FR (File No. 001-41706) filed with the SEC on June 30, 2023).
99.3**	Audited consolidated financial statements of the Company for year ended December 31, 2024.
101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document.
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

**	Filed herewith

#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SUNCAR TECHNOLOGY GROUP INC.

April 28, 2025	By:	/s/ Bohong Du
	Name:	Bohong Du
	Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)